Securities and Exchange Commission,
                              Washington, DC 20549



                               AMENDMENT NO. 2 TO


                                 SCHEDULE 13E-3


                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           BOWLES FLUIDICS CORPORATION

                              (Name of the Issuer)


                BOWLES FLUIDICS CORPORATION, WILLIAM EWING, III,
                 JAMES T. PARKINSON, III, AND FREDERIC EWING,II


                      (Name of Person(s) Filing Statement)

                           COMMON STOCK $.10 PAR VALUE

                         (Title of Class of Securities)


                                    10259010


                      (CUSIP Number of Class of Securities)

       Ronald D. Stouffer, President                 Patrick K. Arey, Esquire
        Bowles Fluidics Corporation                  Miles & Stockbridge P.C.
              6625 Dobbin Road                      10 Light Street, 8th Floor
       Columbia, Maryland 21405-4707              Baltimore, Maryland 21202-1487
          Telephone: 410-381-0400                    Telephone: 410-385-3485
          Telecopier: 410-381-2718                  Telecopier: 410-385-3700
   E-Mail: rstouffer@bowlesfluidics.com      E-Mail: parey@milesstockbridge.com


          (Name, address and telephone number of person authorized to receivenotices and communications on behalf of persons(s) filing statement)

This statement is filed in connection with (check the appropriate box):

     a. { }      The filing of solicitation materials or an information
                 statement subject to Regulation 14A (17 CFR 240.14a-1 to
                 240.14b-1), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or
                 Rule 13e-3(c) (Sec. 240.13e-3(c)) under the Securities Exchange
                 Act of 1934.
     b. { }      The filing of a registration statement under the Securities
                 Act of 1933.
     c. { }      A tender offer.
     d. {X}      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: { }

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                  AMOUNT OF FILING FEE


                 $ 212,656.00                               $ 42.53

         * Fee based upon 1/50th of 1% of the anticipated purchase price of fractional shares resulting from the proposed reverse stock split.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $48.52

         Form or Registration No.:  Schedule 13E-3

         Filing Party:  Bowles Fluidics Corporation

         Date Filed:  December 21, 1998


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is "Bowles Fluidics Corporation" (the "Company") and the address of its principal executive offices is: 6625 Dobbin Road, Columbia, Maryland 21045-4707.


     (b) The class of security which is the subject of the Rule 13e-3 transaction is the Company's Common Stock, $0.10 par value per share (the "Common Stock"). As of October 15, 1998, 12,685,011 shares of the Common Stock were outstanding and held of record by approximately 430 persons.


     (c) The Common Stock of the Company is traded in the "over-the-counter" market and is quoted on the NASD OTC Bulletin Board; symbol BOWE. The Preferred Stock is unregistered and is not publicly traded.

     The high and low bid and asked prices of the Common Stock over the last two fiscal years are listed below:

                                                      BID                                       ASKED
                                       -----------------------------------          ------------------------------
  FY                                    High              Low                        High            Low
1998           1st Quarter              1 3/4            1 1/4                       2 1/16           1 3/8
               2nd Quarter              1 3/4            1 1/16                      2 1/2            1 3/8
               3rd Quarter              1 3/4            1                           2                1 3/8
               4th Quarter              1 1/32           23/32                       1 1/2            1 1/8

1997           1st Quarter              1 3/8            13/16                       1 5/8            1 1/4
               2nd Quarter              1 3/8            5/8                         1 9/16           3/4
               3rd Quarter              13/16            7/16                        7/8              9/16
               4th Quarter              3 1/8            3/4                         3 1/2            7/8

Note: The above quotes represent prices between dealers and do not include retail mark-up, mark-down, or commissions. They do not represent actual transactions.

     (d) The Company has never paid cash dividends on its Common Stock. Payment of dividends on Common Stock is within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements, and the operating financial condition of the Company.

     (e) Not applicable.


     (f) Neither the Company nor any of its controlling persons, William Ewing, III, James T. Parkinson, III, or Frederic Ewing, II, has purchased any of the Company's securities within the past two full fiscal years of the Company.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by the Company, which is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, and William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II, each of whom is a controlling person and an affiliate of the Company. The Company, a Maryland corporation, is a designer, manufacturer and supplier of windshield and rear window washer nozzles for passenger cars and light trucks in North America. The Company also designs and sells defroster nozzles for a limited number of these same light vehicles. The address of the Company is 6625 Dobbin Road, Columbia, Maryland 21045-4707.

     The controlling stockholders, directors and executive officers of the Company are:

         William Ewing, III                       Chairman of the Board of Directors, Controlling Person

         Ronald D. Stouffer                       President, Chief Executive Officer, Director

         Eric W. Koehler                          Executive Vice President, Director


         John E. Searle, Jr.                      Director (Resigned December 8, 1998)


         David C. Dressler                        Director

         Neil Ruddock                             Director

         James T. Parkinson, III                  Director, Controlling Person

         Frederic Ewing, II                       Director, Controlling Person

         Melvyn J. L. Clough                      Vice President, Operations

         Richard W. Hess                          Vice President, Automotive Products Engineering

         Eleanor M. Kupris                        Secretary and Vice President, Administration

         David A. Quinn                           Vice President, Finance and Treasurer

         Dharapuram N. Srinath                    Vice President, Advanced Engineering

         Arlene M. Hardy                          Corporate Controller

     (a) - (d) The information required by this Item 2 with respect to each of the above-named persons is attached hereto as Exhibit 1, and is incorporated herein by this reference. The information disclosed in Exhibit 1 is included pursuant to General Instruction D to Schedule 13E-3.

     (e) During the past five years, neither the Company nor, to its knowledge, any of the controlling persons, directors and executive officers of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Except as noted on Exhibit 1 attached hereto, all of the persons named above are citizens of the United States of America.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     There have been no contacts or negotiations which have been entered into or which have occurred since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) between any affiliates of the Company; or (ii) between the Company or any of its affiliates and any person who is not affiliated with the Company and who would have a direct interest in such matters.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The Company proposes, subject to stockholder approval, an amendment to the Company's Articles of Incorporation which would decrease the number of shares of Common Stock authorized and outstanding by means of a reverse stock split in the ratio of 1,000 shares of "Old Common Stock" to 1 share of "New Common Stock". As used herein, the term "Old Common Stock" refers to the Common Stock BEFORE the proposed reverse stock split and the term "New Common Stock" refers to the Common Stock FOLLOWING the proposed reverse stock split. The par value of the New Common Stock would be adjusted to $100 per share.

     Any fractional shares resulting from the reverse stock split will be purchased from holders thereof at the rate of $1,250 per share of New Common Stock (I.E., post split).

     (b) All holders of Common Stock will be treated identically in connection with the reverse stock split, in that all fractional shares of New common Stock will be purchased at the rate of $1,250 per share of New Common Stock.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


     (a) On December 8, 1998, the Board of Directors of the Company adopted resolutions authorizing the going-private transaction that is the subject of this Schedule 13E-3. The Board of Directors authorized the submission to the vote of the stockholders of the Company an amendment to the Articles of Incorporation of the Company under which all outstanding shares of Old Common Stock will be subject to a reverse stock split at the ratio of 1,000 shares of Old Common Stock to 1 share of New Common Stock. Copies of the proposed amendment to the Company's Articles of Incorporation (the "Proposed Amendment") and the resolutions adopted by the Board of Directors are attached to this Schedule as Exhibit 2.



     The Company expects to submit the Proposed Amendment to the stockholders of the Company at a special meeting expected to be held at 10:00 a.m. on April 14, 1999, at 6625 Dobbin Road, Columbia, Maryland.


     If the Proposed amendment is approved by the stockholders, as a result of the proposed reverse stock split the total authorized shares of Common Stock will be reduced from 17,000,000 shares to 17,000 shares. Any resulting fractional shares of Common Stock will be purchased from the holders thereof at the rate of $1,250 per share of New Common Stock.


     (b) The purchase price of fractional shares of New Common Stock will be paid from available funds of the Company, which is expected to result in a use of cash in the approximate amount of $212,656 and a reduction in shareholders' equity in the same amount.


     (c) John E. Searle, Jr., resigned as a member of the Board of Directors of the Company effective on December 8, 1998, following the meeting of the Board of Directors on that date, resulting in a vacancy on the Board of Directors. Mr. Searle's resignation is not related to the proposed reverse stock split.

     (d) The Company does not expect that any material change in the present dividend rate or policy or indebtedness of the Company will occur as a result of the reverse stock split. A change in the Company's capitalization will not occur as a result of the adjustment in par value to $100 per share of New Common Stock.


     (e) There will be no other material change in the Company's corporate structure or business.


     (f) Not applicable.

     (g) Following the reverse stock split and purchase of resulting fractional shares of New Common Stock, it is expected that the number of record shareholders of the Company's Common Stock will be reduced from approximately 430 (as of October 15, 1998) to less than 200. The number of holders of the Company's Preferred Stock will remain unchanged at approximately 18. As a result of the reduction in number of record shareholders below 300, the Company intends to suspend its obligation to file periodic reports with the Securities and Exchange Commission pursuant to section 15(d) of the Exchange Act of 1934.


ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


     (a) The Company expects to spend its own funds to purchase fractional shares of the New Common Stock following the reverse stock split. The Company anticipates that as a result of the reverse stock split, there will be approximately 170.125 aggregate fractional shares of the New Common Stock to be purchased by the Company. The expected aggregate purchase price of such shares is approximately $212,656, based upon the purchase price of $1,250 per share of New Common Stock. Such price per share was determined based upon the report of Ferris Baker Watts, Incorporated as to value of the Common Stock of the Company which report is further described in Item 9(a) to this Schedule.


     (b) The following is a statement of all expenses incurred or estimated to be incurred in connection with the going private transaction. The Company will be responsible for paying any or all of such expenses.


Filing Fees                                                 $  43
Legal Fees                                                125,000
Accounting Fees                                             2,000
Appraisal Fees                                             65,000
Administration of Share Buy Back                           25,000
Printing Costs                                              2,000
                                                            -----
TOTAL                                                   $ 219,043


     (c) All of the foregoing expenses and purchase price of fractional shares of New Common Stock are expected to be paid from the available funds of the Company.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The purpose of this Rule 13e-3 going private transaction, which is to be accomplished through the reverse stock split, is to suspend the Company's obligation to file reports under Section 15(d) of the Securities and Exchange Act of 1934. The Board of Directors believes that such action is in the best interests of the Company for the following reasons: (1) the filing of periodic reports under Section 15(d) of the Securities and Exchange Act of 1934 allows the Company's limited number of customers and competitors, all of which are concentrated in a single industry, to obtain information concerning the Company's profit margins, patent positions and operations which, in the Company's opinion, has or may have an adverse effect on the Company's performance; and (2) the out-of-pocket and internal costs to the Company associated with the preparation and filing of the periodic reports when compared to the limited number of stockholders is, in the Company's opinion, unwarranted.

     (b) The Company considered two alternative means to accomplish its objective of suspending its obligation to file reports under Section 15(d) of the Securities and Exchange Act of 1934.

         TENDER OFFER. The Board of Directors considered making a tender offer for shares of Common Stock in order to reduce the number of record holders of Common Stock below 300. This alternative was viewed as undependable, however, because it was not certain that the Company would sufficiently reduce the number of its record stockholders to achieve its objective of less than 300 shareholders. The costs which might be incurred in connection with such a tender offer also appeared to be potentially higher than the costs expected to be incurred in connection with the reverse stock split.

         MERGER. The Board of Directors also considered the possibility of a "cash out" merger. However, the anticipated costs of such a merger (including the cost of obtaining the requisite shareholder approvals and purchase of Common Stock) were also expected to be higher than the costs expected to be incurred in connection with the reverse stock split.

     (c) The Company has structured the Rule 13e-3 transaction as a reverse stock split because it believes that this structure is the simplest and most economical means of reducing the number of record holders of the Company's Common Stock below 300, thereby achieving its goal of terminating its obligation to file periodic reports with the Securities and Exchange Commission pursuant to
Section 15(d) of the Securities and Exchange Act of 1934. In addition, the Company believes that the reverse stock split and purchase of fractional shares of the New Common Stock will provide an easy and cost effective way for shareholders holding less than one share of New Common Stock (1,000 shares of Old Common Stock) to dispose of such fractional shares at a fair price without incurring brokerage commissions and other transaction costs. The Company believes that implementing the reverse stock split at this time so that it can terminate its obligation to file periodic reports with the Securities and Exchange Commission will improve its future performance.


     (d) EFFECT UPON COMPANY. As described above, upon consummation of the reverse stock split, the Company anticipates that the number of record stockholders of the Company will be reduced from approximately 430 (as of October 15, 1998) to less than 200 and the Company will achieve the purposes of the reverse stock split described above. The Company incurs costs related to its status as a public reporting corporation under the federal securities laws, including indirect costs as a result of, among other things, the Company personnel, including management, time expended to prepare and review various filings, furnish information to stockholders, and attend to other stockholders matters. Termination of the Company's obligation to file periodic reports will eliminate the costs and expenses of such federal securities filings and reduce the amount of time devoted by management in preparing and reviewing such reports. The Company estimates that, upon termination of its obligation to file periodic reports with the Securities and Exchange Commission, it will achieve savings within a range of approximately $65,000 to $75,000 annually.

     EFFECT UPON CERTAIN AFFILIATES OF THE COMPANY. The following individuals are "controlling persons" with respect to the Company, and therefore "affiliates" of the Company for purposes of this Schedule. Set forth in the following table are the number of shares of Common Stock currently owned or controlled by such persons, the percentage of total shares outstanding, the number of shares expected to be owned, and the percentage of total shares expected to be outstanding following the proposed reverse stock split.

---------------------------------- ---------------------------------- ----------------------------------
                                        SHARES CURRENTLY OWNED             SHARES OWNED POST SPLIT
---------------------------------- ---------------- ----------------- ---------------- -----------------
         NAME AND TITLE                NUMBER          % OF TOTAL         NUMBER          % OF TOTAL
                                                         SHARES                             SHARES
---------------------------------- ---------------- ----------------- ---------------- -----------------
William Ewing, III, Chairman of        437,329 (1)               3.5          436 (1)               3.5
the Board of Directors,              8,697,829 (2)              68.6        8,680 (2)              69.4
Controlling Person
---------------------------------- ---------------- ----------------- ---------------- -----------------
James T, Parkinson, III,             1,176,849 (3)               9.3        1,175 (3)               9.4
Director, Controlling Person
---------------------------------- ---------------- ----------------- ---------------- -----------------
Frederic Ewing, II, Director,          390,827 (4)               3.1          390 (4)               3.1
Controlling Person                     344,540 (5)               2.7          344 (5)               2.7
---------------------------------- ---------------- ----------------- ---------------- -----------------



        Notes:


         1. For own account, including 53,320 shares held by Mr. Ewing's children for which he holds a power of attorney.
         2. Owned by trusts of which Mr. Ewing is a trustee or owned by other individuals for which he holds their powers of attorney, excluding, however, shares owned by Frederic Ewing, II, which are included under his name.

         3. As trustee of trusts established under the will of Arthur Choate. Mr. Parkinson disclaims any beneficial ownership of such shares.

         4. For own account. Mr. William Ewing holds powers of attorney with respect to these shares.

         5. As trustee for two trusts.

     Set forth in the following table are the book value and basic earnings per share attributable to such ownership, in terms of both dollar amounts and percentages, before and after the proposed stock split.

----------------------------- -------------------- --------------------- -------------------- --------------------
                                  BOOK VALUE            BOOK VALUE         BASIC EARNINGS       BASIC EARNINGS
                                 PRE-SPLIT (1)        POST-SPLIT (1)        PRE-SPLIT (2)       POST-SPLIT (2)
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------
       NAME AND TITLE          AMOUNT    % OF       AMOUNT    % OF        AMOUNT   % OF        AMOUNT   % OF
                                         TOTAL                TOTAL                TOTAL                TOTAL
                                          AMOUNT               AMOUNT               AMOUNT               AMOUNT
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------
William Ewing, III,           $ 291,155       3.4  $ 286,805        3.5  $ 29,622        3.5  $ 29,700        3.5
Chairman of the Board of
Directors, Controlling        5,790,643      68.6  5,709,791       69.4   589,144       68.7   591,282       69.5
Person
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------
James T, Parkinson, III,        783,496       9.3    772,927        9.4    79,713        9.3    80,041        9.4
Director, Controlling
Person
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------
Frederic Ewing, II,             260,196       3.1    256,546        3.1    26,473        3.1    26,567        3.1
Director, Controlling Person
                                229,380       2.7    226,287        2.7    23,337        2.7    23,434        2.8
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

    Notes:

    1. This amount represents the numbers of shares owned multiplied by the book value per share as of October 31, 1998, the end of the most recent fiscal year of the Company. Such amounts represent only the stockholder's pro rata interest in the Company's book value and are not payable to the stockholders of the Company in the ordinary course of business.
    2. This amount represents the numbers of shares owned multiplied by the basic earnings per share of the Company for the fiscal year ended October 31, 1998. Such amounts represent only the stockholder's pro rata interest (if any) in the Company's net earnings and are not payable to the stockholders of the Company in the ordinary course of business, other than as dividends. The Company has never paid any dividend on its Common Stock.

     Messrs. William Ewing, III, James Parkinson, III, and Frederic Ewing, II, are expected to continue in their present positions in the Company following the reverse stock split. None of these persons will receive any consideration in connection with the reverse stock split other than amounts received as a result of the purchase by the Company of fractional shares of New Common Stock.

     EFFECT UPON UNAFFILIATED SHAREHOLDERS. Upon consummation of the reverse stock split and termination of the Company's obligation to file periodic reports under the federal securities laws, information now available to stockholders in the annual, quarterly and other reports required to be filed by the Company with the Securities and Exchange Commission would not be available to the Company's stockholders as a matter of right. Under Maryland law, the Company is required to prepare annually and submit to the annual meeting of stockholders a full and complete statement of affairs of the Company, including a balance sheet and a financial statement of operations for the preceding fiscal year. Such statement is also required by law to be available to all stockholders of the Company for inspection and copying.

     All owners of fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares at the rate of $1,250 for each whole share of New Common Stock, pro rated as to the fractional share held by each such owner. The Company believes that the purchase price represents a premium above the average price per share of the Company's Common Stock which could be received if such shares were sold on the open market. Further, stockholders receiving cash in lieu of fractional shares of New Common Stock will not have to pay any brokerage fees or commissions in connection with such transaction.

     Stockholders owning only fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares, will cease to have any ownership interest in the Company, and will cease to participate in future earnings and growth, if any, of the Company.


     FEDERAL INCOME TAX CONSEQUENCES. Upon consummation of the reverse stock split, each 1,000 shares of Old Common Stock issued and outstanding immediately prior to the effective time of such split will be converted into one share of New Common Stock and all resulting fractional shares of New Common Stock will be purchased by the Company at the price of $1,250 per share. The following description of the federal income tax consequences of the reverse stock split is included solely for the general information of the holders of the Company's Common Stock. The federal income tax consequences for any particular stockholder may be affected by matters not discussed herein, and each stockholder should consult his or her personal tax advisor in determining the federal income tax consequences of the reverse stock split and purchase of fractional shares. For those stockholders receiving New Common Stock from consummation of the reverse stock split, there will be no direct tax consequences as a result of the reverse stock split, except for reallocation to the stockholders' per share tax basis. The purchase of fractional shares of New Common Stock by the Company will be a taxable transaction for federal income tax purposes. Each holder of fractional shares of New Common Stock purchased by the Company subsequent to the reverse stock split will recognize gain or loss upon the purchase of that stockholder's fractional share of New Common Stock equal to the difference, if any, between
(i) the amount of the cash payment received for any fractional shares of New Common Stock and (ii) that stockholder's tax basis in such fractional shares of New Common Stock so long as the New Common Stock was held as a capital asset of the stockholder. Any subsequent gain or loss resulting from the disposition of New Common Stock should be treated as a capital gain or loss transaction. As indicated previously, holders of New Common Stock are urged to consult their personal tax advisors as to the tax consequences of the reverse stock split and purchase of fractional shares under federal, state, local and any other applicable laws.

     The cash payments due to the holders of fractional shares of New Common Stock (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Company or its paying agent will be required to deduct and withhold the tax on cash payments due at the effective time of the purchase of fractional shares of New Common Stock subsequent to the reverse stock split if (i) a stockholder fails to furnish a taxpayer identification number ("TIN"; the TIN of an individual stockholder is his or her Social Security number) to the paying agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Paying Agent that the TIN furnished by the stockholder is incorrect; (iii) the IRS notifies the paying agent that the stockholder has failed to report interest, dividends, or original issue discount in the past; or
(iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the backup withholding tax. Any amounts withheld by the paying agent in collection of the backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld.

ITEM 8. FAIRNESS OF THE TRANSACTION.


     (a) The Company and the Board of Directors believe that the proposed reverse stock split and subsequent purchase of fractional shares is substantively and procedurally fair to unaffiliated stockholders of the Company. The Board of Directors of the Company by unanimous vote on December 8, 1998, with no member of the Board of Directors dissenting or abstaining from such approval, adopted a resolution declaring the terms and conditions of the reverse stock split and purchase of fractional shares advisable and directing that a proposed amendment to the Articles of Incorporation of the Company be submitted to shareholders of the Company for consideration.



     A special committee of the Board of Directors of the Company, comprised of Directors who are non-controlling persons, as described in paragraph (d) below (the "Special Committee"), recommended that the Board of Directors retain Ferris, Baker Watts, Incorporated ("Ferris, Baker Watts"), and by letter agreement dated June 23, 1998 such firm was retained, to act as its financial advisor and to render its opinion to the Company's Board of Directors as to the fairness of the fractional share purchase price, from a financial point of view, to the shareholders of the Company following the reverse stock split (herein referred to as the "Purchase Price").

     The Special Committee was charged with the responsibility of recommending to the Board of Directors a fair price to pay for the fractional shares resulting from the reverse stock split of the Common Stock. It met on four occasions with a representative of Ferris, Baker Watts during which discussions occurred and information shared concerning the methodology of companies having business and markets similar to those of the Company and the application of such methodologies to the Company's financial and market position and future prospects. Based upon these deliberations, the Special Committee believes that the proposed reverse stock split and subsequent purchase of fractional shares is substantively and procedurally fair to unaffiliated stockholders of the Company and unanimously recommended to the Board of Directors of the Company that $1,250 per share of New Common Stock resulting from a reverse stock split would be a fair price to pay. Ferris, Baker Watts concurred in this recommendation.

     William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II, believe that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company and concur in the recommendation of the Board of

Directors that stockholders of the Company approve the proposed amendment to the Articles of Incorporation of the Company to authorize the reverse stock split.

     (b) In reaching their determination that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company, the Special Committee and the Board of Directors considered the following factors:



         (i) The written opinion of Ferris, Baker Watts delivered to the Special Committee and the Board of Directors on December 8, 1998, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. The full text of Ferris, Baker Watts' fairness opinion is attached hereto as Exhibit 3.

         (ii) The relationship of the Purchase Price to the current market price of the Company's Common Stock, as of December 4, 1998, which was at a bid price of $0.75 per share and an asked price of $1.0625 per share.

         (iii) The relationship of the Purchase Price to the historical market prices of the Company's Common Stock, as described under Item 1(c) of this Schedule, taking into account that at certain times during the previous two full fiscal years of the Company the price of the Company's Common Stock exceeded the Purchase Price.

          (iv) The book value of the Company's Common Stock, which was $0.67 per share as of October 31, 1998 (the end of the Company's 1998 fiscal year).

         (v) The relationship of the Purchase Price to the intrinsic value of the Company based upon a discounted cash flow analysis prepared by Ferris, Baker Watts in its reports to the Board of Directors, copies of which are attached to this Schedule as Exhibit 4.

         (vi) The relationship of the Purchase Price to the value of the Company based upon a comparison to the value of publicly traded comparable companies as analyzed by Ferris, Baker Watts in its reports to the Board of Directors, copies of which are attached to this Schedule as Exhibit 4.

         (vii) The advantages of and benefits to the Company of not being required to file periodic reports with the Securities and Exchange Commission pursuant to ss.15(d) of the Securities and Exchange Act of 1934, the direct and indirect cost savings to be realized by the Company from not having to file such periodic reports, and the benefits to be derived by the remaining Company stockholders from the transactions described in this Schedule.

         (viii) The Company's financial projections as analyzed by Ferris, Baker Watts which, in the view of the Special Committee and the

     Board of Directors, support their determination that the Purchase Price is fair to unaffiliated stockholders,

         (ix) The purchase of fractional shares of New Common Stock at the Purchase Price will enable owners of less than 1,000 shares of Old Common Stock to sell such shares and receive a premium over the highest price derived after applying the foregoing valuation analysis for such shares, without paying brokerage fees and commissions and other expenses of selling such shares.

     The Board of Directors did not consider the liquidation value of the Company in making its decision to recommend the reverse stock split, since the value of the Company as a going concern far exceeded any liquidation value and provided the best opportunity to maximize the Purchase Price.

     In reaching its determination as to the fairness of the Purchase Price and in view of the variety of factors considered in determining the fairness of the Purchase Price, the Special Committee and the Board of Directors of the Company did not assign any relative or specific weights to the various factors considered by them.

     In reaching their conclusion that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company, William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II, adopted the analysis of the factors described above by the Board of Directors, did not assign any relative or specific weights to the foregoing factors, and did not obtain any other analysis of the fairness of the transaction.

     (c) Pursuant to the provisions of ss.2-604(d) of the Corporations and Associations Article of the Annotated Code of Maryland, any proposed amendment to the Articles of Incorporation of the Company must be approved by the stockholders of the Company by the affirmative vote of two thirds of all the votes entitled to be cast on the matter. Holders of Common Stock are entitled to cast one vote for each share of Common Stock. Holders of the Company's Preferred Stock are entitled to cast four votes for each share of Preferred Stock.



     The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. Section 3-602 of the Corporations and Associations Article of the Annotated Code of Maryland requires that certain transactions involving reclassification of securities (including reverse stock splits) must be approved by two-thirds of the votes entitled to be cast by unaffiliated stockholders. The Company is exempt from such provisions of law because it had an existing interested stockholder on July 1, 1983, and the Company has not elected to be subject to the requirements of said Section 3-602. The Company has not voluntarily structured the transaction to require the approval of at least a majority of unaffiliated stockholders because it is not required by law to do so and believes that the Purchase Price is fair to unaffiliated stockholders.

     William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II, all controlling persons of the Company, have stated that they intend to vote in favor of the proposed amendment to the Company's Articles of Incorporation authorizing the reverse stock split. Such persons control sufficient votes to assure approval of the proposed amendment.

     (d) The decision to retain Ferris, Baker Watts to prepare a report concerning the fairness of the Purchase Price was initially made by the Special Committee and affirmed by the Board of Directors of the Company. The Special Committee was established by the Board of Directors of the Company on March 12, 1998, to act solely on behalf of the unaffiliated stockholders of the Company for purposes of reviewing the desirability of undertaking the "going private" transaction which is the subject of this Schedule 13E-3. The Special Committee consisted of the following persons: David C. Dressler, John E. Searle, Jr., and Neil Ruddock. For reasons unrelated to this transaction, Mr. Searle resigned from the Board of Directors of the Company effective December 8, 1998, following the meeting of the Board of Directors on that date. Mr. Ruddock joined the Special Committee on July 14, 1998, when he also joined the Board of Directors.

     (e) The Board of Directors of the Company unanimously approved the Proposed Amendment, which vote included all of the directors who were not employees of the Company.

     (f) During the 18 month period preceding the date of this Schedule 13E-3, the Company has not received any firm offers from any unaffiliated person for
(a) the merger or consolidation of the Company into or with any person, (b) the sale or other transfer of all or any substantial part of the assets of the Company, or (c) securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) On June 23, 1998, the Board of Directors of the Company retained the services of Ferris, Baker Watts to perform a valuation of the Company's Common Stock and render its opinion as to the fairness of the Purchase Price, from a financial point of view, to be paid to the holders of fractional shares of the New Common Stock following the reverse stock split.


     Ferris, Baker Watts delivered its written opinion on December 8, 1998, to the Board of Directors of the Company to the effect that, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. No restrictions were imposed by the Special Committee or the Board of Directors of the Company upon Ferris, Baker Watts with respect to the investigations made or procedures followed by Ferris, Baker Watts in rendering its opinions.


     On February 26, 1999, Ferris, Baker Watts delivered to the Board of Directors a supplemental written opinion confirming its opinion that, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. This supplemental opinion takes into accounts events occurring after December 8, 1998, including the audited financial statements of the Company for the fiscal year ended October 31, 1998.


     The full text of Ferris, Baker Watts' fairness opinions, which set forth certain assumptions made, certain procedures followed, and certain matters considered by Ferris, Baker Watts, are attached hereto as Exhibit 3. Copies of the reports provided by Ferris, Baker Watts to the Special Committee and the Board of Directors of the Company at the time the Board determined to proceed with the going private transaction on December 8, 1998, are attached hereto as Exhibit 4.


     (b) The following information is provided with respect to the fairness opinion provided by Ferris, Baker Watts:

         (1) Ferris, Baker Watts performed a valuation of the Company's Common Stock and provided its opinion as to the fairness of the Purchase Price, from a financial point of view, to be paid to the holders of fractional shares of the New Common Stock following the reverse stock split.

         (2) Ferris, Baker Watts is a Mid-Atlantic based investment bank whose corporate finance activities are focused on small to middle market companies. Ferris, Baker Watts provides a full range of investment banking services to its clients, ranging from merger and acquisition services, public offerings, private placements and advisory services.


         (3) The Special Committee solicited proposals from three investment bankers, interviewed two and unanimously agreed to retain the services of Ferris, Baker Watts. The Special Committee retained Ferris, Baker Watts to undertake the proposed valuation because of its familiarity with companies such as the Company and its experience with companies having a market capitalization below $100,000,000.


         (4) Other than the engagement of Ferris, Baker Watts to provide the services described in Item 9(a), there are no material relationships between (i) Ferris, Baker Watts, its affiliates and/or unaffiliated representative, and (ii) the Company or its affiliates, which existed during the past two years or is materially understood to be contemplated. The fee for Ferris, Baker Watts' services is $65,000.

         (5) Ferris, Baker Watts provided to the Special Committee and the Board of Directors a range of values of the fractional shares of Common Stock and a recommendation to pay a price at the top of the range or at a premium to the top end of the range. The Special Committee unanimously recommended to the Board of Directors a price of $1,250 per share of New Common Stock and the Board of Directors unanimously adopted such recommendation.

     On December 8, 1998, Ferris, Baker Watts delivered an opinion (the "Fairness Opinion") to the Special Committee and the Board of Directors of the Company which concluded that based upon and subject to the considerations set forth therein, as of such date the consideration to be received by the shareholders of the Company for fractional shares of New Common Stock pursuant to the reverse stock split was fair from a financial point of view. The Fairness Opinion was based upon economic, market and other conditions in effect as of its date. No limitations were imposed by the Board of Directors of the Company upon Ferris, Baker Watts with respect to its investigation or procedures followed in rendering the Fairness Opinion. The Fairness Opinion, which sets forth assumptions made, material reviewed, matters considered, and the limits of the review, is attached as Exhibit 3 and is incorporated into this Schedule by reference.

     The following is a summary of the Fairness Opinion. Stockholders of the Company are urged to read the Fairness Opinion in its entirety. Ferris, Baker Watts has consented to the inclusion of its opinion in this Schedule and Information Statement provided to shareholders of the Company and has reviewed the following summary.

     In connection with the Fairness Opinion, Ferris, Baker Watts reviewed, among other things: (i) the proposed reverse stock split; (ii) annual reports on form 10-K for the fiscal years ended October 25, 1997, October 26, 1996, October 28, 1995, October 29, 1994, and October 25, 1993; (iii) quarterly reports on form 10-Q for the periods ended July 25, 1998, April 25, 1998, January 24, 1998, July 26, 1997, April 26, 1997, January 26, 1997, July 27, 1996, April 27, 1996,
January 27, 1996, July 29, 1995, April 29, 1995, January 28, 1995, July 30,
1994, April 30, 1994, January 29, 1994, July 31, 1993, May 1, 1993, January 30,
1993; and (iv) projected financial results for fiscal years 1998 through 2003 provided by management of the Company and approved by the Board of Directors of the Company. Ferris, Baker Watts also held discussions with management of the Company regarding its past and current business operations, financial condition and future prospects. Ferris, Baker Watts reviewed the reported price and trading activity of the Company's Common Stock, compared certain financial and stock market information concerning the Company with similar information for other parts manufacturers supplying the automotive industry, the securities of which are publicly traded, and performed other studies and analyses which Ferris, Baker Watts deemed appropriate.

     Ferris, Baker Watts assumed and relied upon the accuracy and completeness of all financial and other information reviewed for the purposes of the Fairness Opinion, whether publicly available or provided to Ferris, Baker Watts by the Company and did not independently verify any such information or make an independent evaluation or appraisal of the assets or liabilities of the Company.

     The preparation of a fairness opinion involves determinations as to the appropriate and relevant methods of financial analysis and, therefore, reference should be made to the Fairness Opinion in its entirety and not to a summary description. In performing its analysis, Ferris, Baker Watts made numerous assumptions with respect to industry performance, business and economic condition and other matters, many of which are beyond the control of the Company. The analyses performed by Ferris, Baker Watts are not necessarily indicative of future results and do not purport to be appraisals or to reflect prices at which businesses may actually be sold. The following paragraphs summarize all material analyses performed by Ferris, Baker Watts.


     Ferris, Baker Watts considered several methods to evaluate the value of the Company, including: (i) the discounted future free cash flow of the Company, and
(ii) the earnings and book value to multiple comparisons to publicly traded companies engaged in parts manufacturing supplying the automotive industry. Ferris, Baker Watts also considered the market value of the Company's shares of Common Stock as well as its trading history.


     The discounted future free cash flow analysis ascribes value only to the cash flows that can ultimately be taken out of the business. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize its growth. These series of cash flows, when discounted to the present and after subtracting claims by debt holders and others, represent the economic value of a company to its shareholders. This method of valuation depends upon the accuracy of the financial projections. Ferris, Baker Watts reviewed and analyzed 5 year projections provided by the Company and approved by the Company's Board of Directors. These projections showed the following: (i) revenues growing to $39.6 million by year 2003, representing a 13.9% compound average annual growth rate,
(ii) gross profit margins ranging between 22.4% and 26.6%, and (iii) operating profit margins at 3.7% for fiscal year 1999, 8.2% for fiscal year 2000, and in excess of 11% after fiscal year 2000. Ferris, Baker Watts assumed that such projections were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and judgements as to the Company's expected future financial performance. The table below summarizes the projections provided by the Company.

------------------------------------ ------------ --------------------------------------------------------
Data in thousands                     Expected                           Projected
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
INCOME STATEMENT                        1998        1999        2000        2001       2002       2003
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Revenues                                 $20,715    $21,345     $24,998     $30,505    $36,152    $39,648
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Gross profit                               5,626      4,778       6,368       8,117      9,629     10,186
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Operating profit                           2,021        796       2,056       3,366      4,309      4,496
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
After tax income                           1,359        618       1,436       2,306      2,977      3,221
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------

------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
BALANCE SHEET - ASSETS
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Accounts receivable                        3,314      3,415       4,000       4,881      5,784      6,344
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Inventory                                  2,635      2,835       3,124       3,774      4,440      5,018
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Total current assets                       8,491      8,283       9,348      11,072     13,905     17,214
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Net property and equipment                 4,313      5,103       5,883       7,119      7,940      8,245
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Total assets                              12,904     13,486      15,331      18,291     21,945     25,559
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------

------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
BALANCE SHEET - LIABILITIES AND NET WORTH
------------------------------------------------- ---------- ----------- ----------- ---------- ----------
Accounts payable                           1,346      1,409       1,675       2,074      2,494      2,775
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Accrued expenses                           1,243      1,281       1,500       1,830      2,169      2,379
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Total current liabilities                  2,638      2,712       3,226       3,986      4,768      5,266
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Net worth                                  9,802     10,345      11,706      13,936     16,838     19,984
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------
Total liabilities and net worth           12,904     13,486      15,331      18,291     21,945     25,559
------------------------------------ ------------ ---------- ----------- ----------- ---------- ----------




     Applying the discounted future free cash flow analysis to these projections yields a per share value on a pre-split basis of $1.04 (fully diluted). Thus, the repurchase price of $1.25 per share of Old Common Stock represents a premium of 20.2% over the per share value determined from the discounted future free cash flow analysis on a fully diluted basis.

     Ferris, Baker Watts also considered the earnings and book multiple comparisons of publicly traded comparable companies. Ferris, Baker Watts selected 10 companies which design and manufacture parts for the automotive industry having market capitalization below $250 million. The pertinent performance measures are as follows:

o The Net Market Capital to Earnings Before Interest and Taxes (EBIT) ratio measures the enterprise value to the net operating assets as a multiple of a company's earnings before interest and taxes. By focusing on EBIT instead of net income, it is possible to decrease distortions among comparable companies that are due to different levels of debt in capital structures, extraordinary items, varying tax rates, and other line items that occur below the operating profit line. EBIT is calculated to represent the pre-tax net income that would have resulted had the company been financed on a total equity basis.

o The price to earnings ("P/E") ratio is a commonly utilized valuation ratio. It is also known as the earnings multiple and provides investors with an indication of how much they are paying for a company's earnings power and the accounting income available to the common equity holder. However, net income is often a poor approximation of actual cash flow ultimately available to common shareholders for reinvestment or for the payment of dividends. Accounting differences may make net income numbers less comparable.

o The price to forward earnings ratio is similar to the P/E ratio discussed above, the difference being that it is based upon expectations for future earnings, not historical earnings.

o The Market Value to Revenues (Price/Revenue) ratio compares what the market is actually willing to pay for the revenue stream of a company relative to the actual revenue stream. This ratio is far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.

o The Market Value of Equity to Book Value of Equity (Price/Book) ratio compares what the market is actually willing to pay for the assets of a company to what the value of the company's securities would be worth relative to the historical costs of its assets and earnings history. This ratio tends to be far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.

     It is important to note that all of the companies selected for comparison with the Company were larger in terms of total revenues and market capitalization and the majority of the companies had substantially larger average daily trading volumes when compared to the Company. Shares of the Company's Common Stock are publicly traded but trade infrequently. Approximately 90% of the shares of the Company's Common Stock are controlled by two families and employees of the Company. This narrow ownership of the Company's Common Stock makes it difficult for a shareholder to realize liquidity for their shares. Therefore, Ferris, Baker Watts applied a 15% discount to the implied equity values derived from the comparable company analysis. The table below summarizes the implied equity results from the comparable company analysis.


                                                                PER SHARE VALUE
                     METHOD                                     (FULLY DILUTED)
                     ------
                     Net market Capital/EBIT                          0.94
                     P/E                                              0.75
                     Fwd P/E `98                                      0.85
                     Fwd P/E '99 (Estimated)                          0.35
                     Market Value to Book Value                       0.78
                     Market Value to Revenues                         0.58

     The purchase price of $1.25 per share of Old Common Stock is at a premium to all of the implied per share values derived from the comparable company analysis.

     Ferris, Baker Watts also examined the trading history of the Company. The purchase price represented a 17.6% premium to the Ask price immediately prior to the announcement of the transaction.



     In determining whether the transaction was fair from a financial point of view, Ferris, Baker Watts relied most heavily upon the discounted cash flow method. The conclusion reached from the discounted cash flow method is supported by the comparable company analysis.

     From these analyses, Ferris, Baker Watts determined that (i) the consideration to be received by the shareholders for the fractional shares of New Common Stock was fair from a financial point of view, and (ii) the goal of the reverse stock split could be accomplished at minimal cost to and would not have an adverse impact on the Company.

     On February 26, 1999, Ferris, Baker Watts delivered to the Board of Directors a supplemental written opinion confirming its opinion that, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. This supplemental opinion takes into account events occurring after December 8, 1998, including the audited financial statements of the Company for the fiscal year ended October 31, 1998.


     THE FAIRNESS OPINION RELATES ONLY TO WHETHER THE CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS OF THE COMPANY AS A RESULT OF THE REVERSE STOCK SPLIT AND PURCHASE OF RESULTING FRACTIONAL SHARES IS FAIR FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE WITH RESPECT TO THE REVERSE STOCK SPLIT.

     (c) Ferris, Baker Watts' Fairness Opinion and its supplemental opinion dated February 26, 1999, are attached as Exhibit 3 to this Schedule. Copies of the reports provided by Ferris, Baker Watts to the Special Committee and the Board of Directors of the Company at the time the Board determined to proceed with the going private transaction on December 8, 1998, are attached hereto as
Exhibit 4.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13E-3, the record and beneficial ownership (except for beneficial ownership disclaimed as set forth in applicable footnotes) of the Company's Common Stock, the percentage of the total number of issued and outstanding Common Stock, and the number of shares of Common Stock that there is a right to acquire of the person filing this Schedule, together with any pension plan, profit or similar plan, and by each executive officer, director, and each controlling stockholder are as follows:

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

         NAME                 POSITION          NO. COMMON     PERCENTAGE OF       NO.      PERCENTAGE OF   NO. SHARES    PERCENTAGE
                                                  SHARES        TOTAL COMMON    PREFERRED       TOTAL         (FULLY       OF FULLY
                                                                   SHARES        SHARES       PREFERRED      DILUTED        DILUTED
                                                                                               SHARES       BASIS) (6)      SHARES

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

William Ewing, III      Chairman of the           437,329 (1)             3.4      808,872       86.7     12,370,646           75.4
                        Board of Directors,     8,697,829 (2)            68.6
                        Controlling Person

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Ronald D. Stouffer      President, Chief              129,431             1.0
                        Executive Officer,
                        Director

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Eric W. Koehler         Executive Vice
                        President, Director

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

John E. Searle, Jr.     Director (Resigned             20,000              .2
                        December 8, 1998)

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

David C. Dressler       Director                       20,000              .2

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

James T. Parkinson,     Director,               1,176,849 (3)             9.3       28,509            3.1     1,290,885        7.9
III                     Controlling Person

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Frederic Ewing, II      Director,                 390,827 (4)             3.1       86,304            9.2       535,155        3.3
                        Controlling Person        344,540 (5)             2.7

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Melvyn J. L. Clough     Vice President,
                        Operations

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Richard W. Hess         Vice President,                 5,000             .04
                        Automotive Products
                        Engineering

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Eleanor M. Kupris       Secretary and Vice             38,040              .3
                        President,
                        Administration

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

David A. Quinn          Vice President,                21,000              .2
                        Finance and
                        Treasurer

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Dharapuram N. Srinath   Vice President,                 6,500             .05
                        Advanced Engineering

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Arlene M. Hardy         Corporate Controller

----------------------- --------------------- ---------------- --------------- ------------ -------------- ------------- -----------

Notes:


     1. For own account, including 53,320 shares held by Mr. Ewing's children for which he holds a power of attorney.
     2. Owned by trusts of which Mr. Ewing is a trustee or owned by other individuals for which he holds their powers of attorney, excluding, however, shares owned by Frederic Ewing, II, which are included under his name.
     3.  As trustee of trusts established under the will of Arthur Choate.
     4. For own account. Mr. William Ewing holds powers of attorney with respect to these shares.
     5.  As trustee for two trusts.
     6. Combined total of Common Stock and Preferred Stock after conversion to Common Stock at a ratio of 1:4.


     (b) No transactions in any shares of the Common Stock of the Company were effected during the 60 days immediately preceding the date of this Schedule 13E-3 by the Company or by any of the persons named in paragraph (a) of this Item.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     There are no contracts, arrangements, understandings or relationships between the Company or the persons listed above and any other person in connection with the proposed reverse stock split concerning the transfer or voting of the Company's Common Stock or Preferred Stock, joint ventures, loan or option arrangements, puts or calls, guaranties or the giving or withholding of proxies, consents or other authorizations.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) To the knowledge of the person filing this Schedule, after making reasonable inquiry, no executive officer, director or affiliate of the Company or any person enumerated in Exhibit 1 to this Schedule presently intends to tender or sell any of the Company's Common Stock owned or held by such person, except with respect to fractional shares of New Common Stock to be purchased by the Company following the reverse stock split. Each of the persons enumerated in
Exhibit 1 presently intends to vote all shares of the Common Stock held by such person and with respect to which such person holds proxies, in favor of the Proposed Amendment, as described in Item 5 of this Schedule.


     (b) As described in Items 7 and 8 above, all of the persons enumerated in
Exhibit 1 to this Schedule who are directors of the Company and all members of the Special Committee voted in favor of the Proposed Amendment. To the knowledge of the persons filing this statement, after making reasonable inquiry, except as stated in the preceding sentence, none of the persons named in Exhibit 1 to this Schedule has made a recommendation in support of or opposed to the Proposed Amendment.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.


     (a) The Company believes that stockholders of the Company holding fractional shares of New Common Stock are not entitled to appraisal rights under Maryland law. However, in redeeming fractional shares, Maryland law provides that a corporation may purchase fractional shares of its stock for "fair value". Maryland courts have suggested that under certain circumstances shareholders are not exclusively limited to the statutory appraisal rights granted stockholders under Maryland law and that equitable remedies may be available to stockholders in cases involving no legitimate business purpose, ULTRA VIRES actions, failure to follow applicable procedures, fraud or extreme violation of fiduciary duties.


     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.



     (a) (1) Audited financial statements for the Company's 1997 and 1998 fiscal years required to be filed with the Company's most recent annual report under sections 13 and 15(d) of the Securities Exchange Act of 1934 were filed with the Securities and Exchange Commission on January 29, 1999, as a part of Form 10-K, SEC file number 002-37706, and were amended on February 22, 1999, SEC file number 002-37706. Such audited financial statements appearing in Form 10-K, as amended, are attached hereto as Exhibit 5.



         (2) Not applicable.

         (3) The ratios of earnings to fixed charges for the two most recent fiscal years were not determined as there were no debt instruments or fixed charges for either of these two years.


         (4) The book value per share as of the fiscal year ended October 31, 1998, was $0.67.

         (b) Pro forma data disclosing the effect of the reverse stock split and buyback of fractional shares on (1) the Company's balance sheet as of the most recent fiscal year end is attached as Exhibit 6; and (2) the Company's statement of income, earnings per share amounts, and ratio of earnings to fixed charges for the most recent fiscal year end is attached as Exhibit 7.

         (3) The Company's book value per share as of the fiscal year ended October 31, 1998, taking into account the effect of the reverse stock split and buyback of fractional shares would be $657.81 per share of New Common Stock.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) No officer, employee, class of employees or corporate asset of the Company (excluding corporate assets which are proposed to be used as consideration for purchases of securities or payment of expenses which are disclosed in Item 6 of this Schedule) has been or is proposed to be employed, availed of or utilized by the Company or affiliate in connection with the Proposed Amendment and reverse stock split described in this Schedule.

     (b) No person (excluding persons identified in Item 15(a) above), has been employed, retained or is to be compensated by the Company, or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Proposed Amendment and reverse stock split described in this Schedule.

ITEM 16. ADDITIONAL INFORMATION.

     It is expected that the owners of more than the necessary two-thirds of the shares of Common Stock and Preferred Stock entitled to vote on the Proposed Amendment (including, without limitation, all shares owned by the persons listed on Exhibit 1 to this Schedule and any shares controlled by them) will vote in favor of the Proposed Amendment, and, accordingly that such amendment will receive the necessary approval from stockholders entitled to vote on the question. Upon receipt of stockholder approval, the Company expects to move quickly to implement the Proposed Amendment and the reverse stock split authorized by such amendment.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Not applicable.


     (b) The opinions and reports of Ferris, Baker Watts provided to the Special Committee and the Board of Directors at the time the Board determined to proceed with the going private transaction on December 8, 1998, and referred to in Items 8(d)(1) or 9 of this Schedule are attached hereto as Exhibits 3 and 4, respectively.


     (c) Not applicable.


     (d) Any disclosure materials furnished to stockholders of the Company in connection with the Proposed Amendment and reverse stock split pursuant to SEC Rule 13e-3(d) (Sec. 240.13e-3(d)) are attached hereto as Exhibit 8.


     (e) Not applicable.

     (f) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 1, 1999                          /s/ Ronald D. Stouffer
                                      -----------------------------------------
                                                      (Signature)


                                              Ronald D. Stouffer, President
                                      -----------------------------------------
                                                   (Name and Title)



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 1, 1999                          /s/ William Ewing, III
                                      -----------------------------------------
                                                 William Ewing, III


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 1, 1999                          /s/ James T. Parkinson, III
                                      -----------------------------------------
                                                James T. Parkinson, III



                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 1, 1999                          /s/ Frederic Ewing, II
                                      -----------------------------------------
                                                 Frederic Ewing, II



EXHIBIT INDEX


     1. Identity and Background of Directors, Executive Officers and Controlling Persons of the Company
     2. Proposed Amendment to the Company's Articles of Incorporation and Resolutions adopted by the Board of Directors on December 8, 1998
     3. Fairness Opinion of Ferris, Baker Watts, dated December 8, 1998, and Supplemental Opinion dated February 26, 1999
     4. Reports of Ferris, Baker Watts submitted to the Special Committee and Board of Directors on December 8, 1998

     5.  Company's Form 10K-A. Filed February 22, 1999.
     6. Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Balance Sheet as of the Most Recent Fiscal Year End
     7. Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Statement of Income, Earnings Per Share Amounts, and Ratio Of Earnings to Fixed Charges for the Most Recent Fiscal Year End
     8.  Disclosure Materials to be Furnished to Company Stockholders



                                                                                                          EXHIBIT 1

                             IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS
                                      AND CONTROLLING PERSONS OF THE COMPANY



----------------------------- ----------------------------- ----------------------------------- ------------------------------------
            NAME                        POSITION                    PRESENT OCCUPATION            OCCUPATION OR EMPLOYMENT DURING
                                                                                                          PAST FIVE YEARS
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
William Ewing, III            Chairman of the Board of      Chairman of the Board               Vice President and Treasurer,
                              Directors, 1996 - present,    Bowles Fluidics Corporation         1995-1997
                              Controlling Person            6625 Dobbin Road                    Reeves Industries, Inc.
                                                            Columbia, Maryland 21045-4707       101 Merritt
                              Director, 1985 - present                                          P. O. Box 5063
                                                            Chairman of the Board               Norwalk, CT
                                                            Vacuum Instruments Corp.
                                                            2099 9th Ave.                       Managing Director, 1992-1994
                                                            Ronkonoma, NY 11779                 Chemical Bank
                                                                                                New York, New York
                                                            Chairman of the Board
                                                            Actronics Inc.
                                                            166 Bear Hill Road
                                                            Waltham, MA 02154
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Ronald D. Stouffer            President, 1994 - present     President and Chief Executive       Executive Vice President, 1982 to
                              Chief Executive Officer,      Officer                             1994
                              1994 - present                Bowles Fluidics Corporation         Bowles Fluidics Corporation
                              Director, 1978 - present
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Eric W. Koehler               Executive Vice President,     Executive Vice President            Vice President, Marketing, 1994 -
                              1997 - present                Bowles Fluidics Corporation         1997
                                                                                                Director of Marketing, 1990-1994
                              Director, 1997 - present                                          Bowles Fluidics Corporation

----------------------------- ----------------------------- ----------------------------------- ------------------------------------
John E. Searle, Jr.*          Director                      Retired
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
David C. Dressler             Director                      Retired
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Neil Ruddock                  Director, 1998 - present      President, N. T. Ruddock Co.
                                                            President, National Metal
                                                            Abrasives Co.
                                                            26123 Broadway Ave.
                                                            Cleveland, Ohio 44146
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
James T. Parkinson, III       Director, Controlling         Self Employed; Investment
                              Person, 1998 - present        Management
                                                            P. O. Box 2247
                                                            Middleburg, VA 20118
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Frederic Ewing, II            Director, Controlling Person  President
                                                            Vacuum Instrument Corp.
                                                            2099 9th Avenue
                                                            Ronkonoma, NY 11779
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Melvyn J. L. Clough**         Vice President, Operations,   Vice President, Operations          Engineering Manager, 1992-1995
                              1995 - present                Bowles Fluidics Corporation         A. Raymond, Inc.
                                                                                                3091 Research Dr.
                                                                                                Rochester Hills, Michigan
----------------------------- ----------------------------- ----------------------------------- ------------------------------------


                                 Exhibit 1 - 1

----------------------------- ----------------------------- ----------------------------------- ------------------------------------
            NAME                        POSITION                    PRESENT OCCUPATION            OCCUPATION OR EMPLOYMENT DURING
                                                                                                          PAST FIVE YEARS
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Richard W. Hess               Vice President, Automotive    Vice President, Automotive          Vice President, Engineering, 1992
                              Products Engineering, 1998    Products Engineering, 1998 -        - 1998,
                              - present                     present                             Bowles Fluidics Corporation
                                                            Bowles Fluidics Corporation

----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Eleanor M. Kupris             Secretary and Vice            Corporate Secretary, March 1992 -
                              President, Administration,    present
                              1982 - present                Vice President, Administration,
                              since 1982 - present
                                                            Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
David A. Quinn                Vice President, Finance,      Vice President, Finance and         Chief Financial Officer, 1991-1993
                              and Treasurer, 1993 -         Treasurer, 1993 - present           Bruning Paint Company
                              present                       Bowles Fluidics Corporation         301 South Haven Street
                                                                                                Baltimore, MD 21224
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Dharapuram N. Srinath***      Vice President, Advanced      Vice President, Advanced            Vice President, Quality Assurance,
                              Engineering, 1998 - present   Engineering, 1998 - present         1995 - 1998
                                                            Bowles Fluidics Corporation         Director of Quality Assurance and
                                                                                                Product Reliability, 1992-1995
                                                                                                Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Arlene M. Hardy               Corporate Controller, 1990    Corporate Controller, 1990 -
                              - present                     present
                                                            Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------


*     Resigned December 8, 1998.
**    Citizen of the United Kingdom.
***   Citizen of India.


                                 Exhibit 1 - 2

                                                                       EXHIBIT 2

                 PROPOSED AMENDMENT TO THE COMPANY'S ARTICLES OF
              INCORPORATION AND RESOLUTION ADOPTED BY THE BOARD OF
                          DIRECTORS ON DECEMBER 8, 1998

Article FOURTH of the Articles of Incorporation of the Corporation is hereby amended by:

1. Cancelling the first two paragraphs thereof and inserting the following in its place:

         FOURTH: The total number of shares of all classes of stock the Corporation has authority to issue is Three Million Seventeen Thousand (3,017,000) shares divided into Three Million (3,000,000) shares of cumulative, convertible Preferred Stock of a par value of One Dollar ($1.00) each and Seventeen Thousand (17,000) shares of Common Stock of a par value of One Hundred Dollars ($100) each.

         The Aggregate par value of all shares having par value of all classes is Four Million Seven Hundred Thousand Dollars ($4,700,000).

2. Cancelling the paragraph immediately following the caption "Voting Rights" and inserting the following in its place:

         The Common Stock shall have one (1) vote per share and the Preferred Stock shall have one-two hundred fiftieth (1/250) vote per share. Except to the extent otherwise provided in the Articles of Incorporation or provided by the laws of the State of Maryland, the Common Stock and the Preferred Stock shall vote as a single class.

3. Cancelling the paragraph following the caption "Conversion" and inserting the following in its place:

         The cumulative Preferred Stock of the Corporation of One Dollar ($1.00) par value, may at the option of the holder thereof, at any time dividends are current be converted into Common Stock of the Corporation of One Hundred Dollars ($100) par value upon the following terms:

                           (1) Any holder of any of the convertible Preferred
                  shares desiring to avail himself of the option for conversion of his stock as herein provided, shall, deliver, duly endorsed in blank, the certificate or certificates representing the stock to be converted to the Secretary of the Corporation at the Corporation Office and at the same time, notify the Secretary in writing over his signature that he desires to convert his stock into Common Stock of One Hundred Dollars ($100) par value pursuant to these provisions.

                           (2) Upon receipt by the Secretary of a certificate or
                  certificates representing shares of convertible Preferred Stock and a notice that the holder thereof desired to convert the same, the


                                 Exhibit 2 - 1

                  Corporation shall forthwith cause to be issued to the holder of the convertible Preferred shares surrendering the same, one-two hundred fiftieth (1/250) share of Common Stock for each share of convertible Preferred Stock surrendered, and shall deliver to such holder a certificate in due form for such Common Stock.

                                 Exhibit 2 - 2

                                                                       EXHIBIT 3


         FAIRNESS OPINION OF FERRIS, BAKER WATTS, DATED DECEMBER 8, 1998
                  AND SUPPLEMENTAL OPINION DATED FEBRUARY 26, 1999





                                                                December 8, 1998

The Board of Directors
Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, MD  21045

Gentlemen:

         Bowles Fluidics Corporation ("Bowles" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the reverse split of its common stock and the subsequent repurchase by the Company of fractional shares created through the Transaction. Specifically, you have requested a review of the financial consideration to be received by the shareholders who will have their fractional shares repurchased in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on June 23, 1998.

         Pursuant to the Transaction, the Company will effect a one for 1,000 reverse split of its common stock. Shareholders holding fractional shares shall have their shares repurchased by the Company for $1.25 per pre-split share.

         In connection with the opinion, we have reviewed, among other things,
(i) the proposed Transaction, (ii) historical operating results of the Company,
(iii) internally prepared projections of the Company, and (iv) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the automotive supplier market as well as other such information as we consider appropriate.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the allocation to be received by holders of interests who may perfect dissenters' statutory fair appraisal remedies. Based upon the foregoing and based upon other such matters that we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

                                 Exhibit 3 - 1

         Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of December 8, 1998. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the Transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


                                                               Very truly yours,


                                               Ferris, Baker Watts, Incorporated

                                  Exhibit 3 - 2

                                                               February 26, 1999

The Board of Directors
Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, MD  21045

Gentlemen:

         Bowles Fluidics Corporation ("Bowles" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the reverse split of its common stock and the subsequent repurchase by the Company of fractional shares created through the Transaction. Specifically, you have requested a review of the financial consideration to be received by the shareholders who will have their fractional shares repurchased in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on June 23, 1998.

         Pursuant to the Transaction, the Company will effect a one for 1,000 reverse split of its common stock. Shareholders holding fractional shares shall have their shares repurchased by the Company for $1.25 per pre-split share.

         In connection with the opinion, we have reviewed, among other things,
(i) the proposed Transaction, (ii) historical operating results of the Company, including the Company's Form 10-K filed with the Securities and Exchange Commission on February 22, 1999, (iii) internally prepared projections of the Company, and (iv) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the automotive supplier market as well as other such information as we consider appropriate.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the consideration which might be received by holders of fractional shares of common stock pursuant to any fair appraisal remedies available under applicable law. Based upon the foregoing and based upon other such matters that we consider relevant, it is our

The Board of Directors
Bowles Fluidics Corporation
February 26, 1999
Page 2

opinion that the consideration to be received by the shareholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

         Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of February 26, 1999. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the Transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


                                               Very truly yours,


                                               Ferris, Baker Watts, Incorporated



                                  Exhibit 3 - 3

                                                                       Exhibit 4

                                  CONFIDENTIAL

                           BOWLES FLUIDICS CORPORATION
                            SUPPLEMENTAL INFORMATION
                           FOR THE BOARD OF DIRECTORS

                                DECEMBER 8, 1998

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

SECTION       DESCRIPTION
-------       -----------

I.       Discounted Cash Flow Analysis

II.      Comparable Company Analysis

III.     Stock Price Performance

IV.      Financial Impact of Transaction

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

This document is based upon information provided by Bowles Fluidics Corporation as well as sources deemed to be reliable. The information set forth in this document is intended solely for the use by the Board of Directors of Bowles Fluidics Corporation. Possession of this document, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the Board of Directors of Bowles Fluidics Corporation without the previous written consent of Ferris, Baker Watts, Incorporated ("FBW") or the Board of Directors of Bowles Fluidics Corporation, and in any event only with attribution to FBW. The compensation received by FBW from this engagement is not dependent on the consummation of the transaction evaluated herein.


     Steven L. Shea                                     R. Mark Rust
  Senior Vice President                                Vice President
     (410) 659-4639                                    (410) 659-4630


                        Ferris, Baker Watts, Incorporated
                                100 Light Street
                               Baltimore, MD 21202
                               Fax: (410) 659-4632

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

EXECUTIVE SUMMARY

         Ferris, Baker Watts, Incorporated ("FBW") has been retained by Bowles Fluidics Corporation ("Bowles" or the "Company") to advise the Company and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Company's shareholders in connection with the acquisition of fractional shares as a result of the proposed reverse split (the "Transaction"). FBW has (i) reviewed the proposed Transaction, (ii) reviewed selected internal and public information of the Company, (iii) interviewed management of the Company, (iv) utilized our own independent research, and (v) utilized our expertise in valuations. The valuation methods utilized included the discounted future free cash flow method and the public comparable company analysis.

         The Transaction calls for the Company to effect a one for 1,000 reverse split of its common stock. Fractional shares created in the Transaction shall be repurchased by the Company. The repurchase price shall equal $1.25 per share on a pre-split basis.

         Based upon our analysis, the consideration to be paid in the Transaction to the shareholders represents a 20.2% premium to the intrinsic value based upon the discounted future free cash flow analysis and is above the valuation range established by the public comparable company analysis. Moreover, the consideration to be paid is at a premium to the Company's current trading range.

THE TRANSACTION

         The major elements of the Transaction as of December 8, 1998 are as follows:

o  The Company shall effect a one for 1,000 reverse split of its common stock.
o Shareholders holding fractional shares post split shall have their fractional shares repurchased by the Company.
o  The repurchase price shall equal $1.25 per pre-split share.

DUE DILIGENCE REVIEW

         As an integral part of determining the fair market value of Bowles, FBW conducted an extensive review of the material provided by the Company, including its historical financial results and projections. In addition, FBW conducted interviews with management. In general, our discussions centered on the following issues:

o  The history and historical operating results of the business.
o The outlook for the Company, including new product initiatives and the lead times and capital required for the initiatives.
o  The historical trading performance of the Company's common stock.

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

VALUATION

         FBW has considered several methods to evaluate the fair market value of the Company's common stock. These methods are (i) the discounted future free cash flow of the Company, and (ii) the earnings and multiple comparisons to publicly traded comparable companies. FBW has considered appropriate discounts applicable when valuing securities which, although public, trade infrequently.

FREE CASH FLOW ANALYSIS

         This methodology is premised on the assumption that a buyer purchases a time series of free cash flows that are generated by the assets of a business. This analysis separates and ascribes value only to the cash flows that can ultimately be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the buyer. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's growth. It is this series of free cash flows that, when discounted to the present, and after subtracting claims by debt holders and others, represents the economic value of a firm to its shareholders.

         The accuracy of this method of valuation depends largely on the integrity of the projections. Management of the Company provided FBW with detailed five year income statement and balance sheet projections which were scrutinized and approved by the Company's Board of Directors. These projections are outlined in Exhibit I and show the following:

o Revenues grow to $39.6 million in the year 2003, representing a 13.9% average annual growth rate.
o  Gross profit margins are approximately 26% by 2000.
o  Operating profit margins grow to 11% by 2001.

PUBLICLY TRADED COMPARABLE COMPANIES

         FBW examined the financial results and market multiples of publicly traded comparable companies. The pertinent performance measures are as follows:

o The Net Market Capital to Earnings Before Interest and Taxes (EBIT) ratio measures the enterprise value to the net operating assets as a multiple of the company's earnings before interest and taxes. By focusing on EBIT instead of net income, it is possible to decrease distortions among comparable companies that are due to different levels of debt in capital structures, extraordinary items, varying tax rates, and other line items that occur below the operating profit line. EBIT is calculated to represent the pre-tax net income that would have resulted had the company been financed on a total equity basis.
o The price to earnings ("P/E") ratio is a commonly utilized valuation ratio. It is also known as the earnings multiple and provides investors an indication of how much they are paying for a company's earnings power and the accounting income available to the common equity

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

     holder. However, net income is often a poor approximation of actual cash flow ultimately available to common shareholders for reinvestment or for the payment of dividends. Accounting differences may make net income numbers less comparable.
o The price to forward earnings ratio is similar to the P/E ratio discussed above, the difference being that it is based upon expectations for future earnings, not historical earnings.
o The Market Value to Revenues (Price/Revenue) ratio compares what the market is actually willing to pay for the revenue stream of a company relative to the actual revenue stream. This ratio is far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.
o The Market Value of Equity to Book Value of the Equity (Price/Book) ratio compares what the market is actually willing to pay for the assets of a company to what the value of the company's securities would be worth relative to the historical costs of its assets and earnings history. This ratio is far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.

ILLIQUIDITY DISCOUNT

         All other things being equal, ownership interests which are not freely marketable are worth less than the same shares if they were publicly traded or shares of comparable public companies. Empirical evidence concerning the degree of the discount is subject to a wide range of results (10% to 90%) and depend entirely on the ability of the owner to convert such shares to cash within a reasonable time frame. Numerous studies have been conducted and conclude that restricted public company shares tend to trade in private transactions at discounts ranging from 30% to 40% of the price of the same stock which trades freely on an exchange. The discounts tend to be greater when trading restrictions approach 24 months, the typical duration of "letter stock" under SEC rule 144. Several studies also indicate that the discounts for "letter stocks" were least for NYSE listed stocks, and increased in order for AMEX listed stocks OTC reporting companies and OTC non-reporting companies.

         Most financial professionals agree that discounts for shares of closely held companies are greater than those for restricted shares of publicly held companies, since closely held shares have no established market in which they could eventually sell following the removal of certain trading restrictions. During the 1980's, an investment banking firm and a national valuation firm independently utilized data from SEC registration statements to compare the prices of "arms length" private transactions prior to initial public offerings relative to the public offering prices and the market prices following the initial public offering. One set of studies focused on transactions that were completed up to five months prior to the public offering and determined that the discounts ranged from approximately 40% to 60%. Another study examined transactions that were completed up to 36 months prior to the public offering and determined that the average discounts ranged from 60% to 80%.

         The shares of Bowles are publicly traded but trade infrequently. Approximately 90% of the shares are controlled by two families or employees. Therefore we have applied an illiquidity discount of 15% to the values derived from the public comparable company analysis.

BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------

Valuation Summary


                  Data in thousands, except per share data     INTRINSIC     NUMBER       PER
                                                                EQUITY         OF        SHARE
                                                                 VALUE       SHARES      VALUE
                                                                 -----       ------      -----
                  DISCOUNTED FREE CASH FLOW                     $16,956      16,372      $1.04

                                                                                 POST
                                                   IMPLIED                     DISCOUNT
                                                  INTRINSIC     ILLIQUIDITY     EQUITY      NUMBER OF        PER
    Data in thousands, except per share data     EQUITY VALUE    DISCOUNT        VALUE       SHARES     SHARE VALUE
                                                 ------------    --------        -----       ------     -----------
    COMPARABLE COMPANY ANALYSIS
      Net Market Capital/EBIT                       18,066         15.0%        15,356        16,372        0.94
      Price/Earnings                                14,460         15.0%        12,291        16,372        0.75
      Price/Forward Earnings 1998                   16,440         15.0%        13,974        16,372        0.85
      Price/Forward Earnings 1999                   6,769          15.0%         5,753        16,372        0.35
      Price/Book                                    14,934         15.0%        12,694        16,372        0.78
      Price/Revenues                                11,127         15.0%         9,458        16,372        0.58


Summary and Conclusion

o The repurchase price is at a premium to the range of values established by the valuation methodologies.
o The repurchase price is at a premium to the Ask price for the Company's common stock.
o The repurchase will not have a detrimental impact on the Company. Based upon share data provided by the Company, it is estimated that a maximum total of 194,077 shares will be repurchased. The total cost to repurchase the shares is estimated to be $242,596. There is no impact on earnings per share and the discounted cash flow valuation improves to $1.06.

                                     INCOME STATEMENT
                           BOWLES FLUIDICS CORPORATION REVISED
                                   DOLLARS IN THOUSANDS

FERRIS, BAKER WATTS, INCORPORATED                                          EXPECTED    FORECAST
October                            1994      1995      1996        1997        1998        1999
                                   ----      ----      ----        ----        ----        ----
  WINDSHIELD WASHER NOZZLES      13,366    15,960    15,312      16,741      17,200      16,912
  DEFROSTERS                          0         0     1,978       1,370       1,060       1,153
  AIR CONDITIONING OUTLETS            0         0         0           0           0         196
  HOUSEHOLD PRODUCTS                  0         0         0           0           0         347
  TECHNICAL SERVICES              1,746     1,013       836         732       2,455       2,737

  WINDSHIELD WASHER NOZZLES       9,201    10,853     8,095       8,567       9,075       9,024
  DEFROSTERS                          0         0     1,355         973         848         935
  AIR CONDITIONING OUTLETS                                                        0         396
  HOUSEHOLD PRODUCTS                  0         0         0           0           0         173
  COST OF TECHNICAL SERVICES          0         0     1,104       1,325       3,000       3,339
  APPLICATION ENGINEERING             0         0     1,441       2,201       2,166       2,700

  GROSS PROFIT                    5,911     6,120     6,131       5,777       5,626       4,778

  MARKETING AND SALES             2,603     2,610     1,149       1,160         809         902
  GENERAL AND ADMINISTRATIVE          0         0     1,724       1,935       1,982       2,145
  Research & Development            842       636     1,176       1,005         814         935

  NET OPERATING PROFIT            2,466     2,874     2,082       1,677       2,021         796

  Interest Expense                   89        39         0           6           0           0

  Non-Operating Int. Income A        30        99        89         118          75         100
  Created Interest Income             0         0         0           0           0          20
  Operating Interest Income           0         0       (11)         10          78          75

  TOTAL INTEREST INCOME              30        99        78         128         153         195

  INCOME BEFORE TAXES             2,408     2,934     2,160       1,799       2,174         991

  Income Tax Provision              680     1,149       789         657         815         374

  INCOME AFTER TAXES              1,728     1,785     1,371       1,142       1,359         618

  Preferred Dividends                75        75        75          75          75          75

  INCOME AVAIL TO COMMON          1,653     1,710     1,297       1,067       1,284         543
================================================================================================
  TO RETAINED EARNINGS            1,653     1,710     1,297       1,067       1,284         543
================================================================================================

                                 INCOME STATEMENT
                       BOWLES FLUIDICS CORPORATION REVISED
                               Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATEDFORECAST    FORECAST    FORECAST    FORECAST
October                              2000        2001        2002        2003
                                     ----        ----        ----        ----
  WINDSHIELD WASHER NOZZLES        16,057      16,601      17,163      16,898
  DEFROSTERS                          855         812         772         733
  AIR CONDITIONING OUTLETS          1,719       3,831       8,206      11,006
  HOUSEHOLD PRODUCTS                3,867       6,761       7,761       7,761
  TECHNICAL SERVICES                2,500       2,500       2,250       3,250

  WINDSHIELD WASHER NOZZLES         8,339       8,746       9,096       9,018
  DEFROSTERS                          693         659         626         594
  AIR CONDITIONING OUTLETS          1,461       3,065       6,155       7,704
  HOUSEHOLD PRODUCTS                1,934       3,381       3,881       3,881
  COST OF TECHNICAL SERVICES        3,050       3,050       2,745       3,965
  APPLICATION ENGINEERING           3,153       3,487       4,020       4,300

  GROSS PROFIT                      6,368       8,117       9,629      10,186

  MARKETING AND SALES                 962       1,031       1,124       1,204
  GENERAL AND ADMINISTRATIVE        2,350       2,500       2,750       2,900
  Research & Development            1,000       1,220       1,446       1,586

  NET OPERATING PROFIT              2,056       3,366       4,309       4,496

  Interest Expense                      0           0           0           0

  Non-Operating Int. Income A         100         125         200         300
  Created Interest Income              45          52          86         169
  Operating Interest Income           100         150         175         200

  TOTAL INTEREST INCOME               245         327         461         669

  INCOME BEFORE TAXES               2,301       3,693       4,770       5,165

  Income Tax Provision                865       1,388       1,793       1,944

  INCOME AFTER TAXES                1,436       2,306       2,977       3,221

  Preferred Dividends                  75          75          75          75

  INCOME AVAIL TO COMMON            1,361       2,231       2,902       3,146
==============================================================================
  TO RETAINED EARNINGS              1,361       2,231       2,902       3,146
==============================================================================

                                                   BALANCE SHEET
                                        BOWLES FLUIDICS CORPORATION REVISED
                                                Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED                                                              EXPECTED        FORECAST
October                            1994            1995            1996            1997            1998            1999
                                   ----            ----            ----            ----            ----            ----
  Operating Cash                  1,557             677           1,287             756           1,000           1,000
  Investments                       485             680             578           1,563           1,135               0
  Created Mkt Securities              0               0               0               0               0             820

  Accounts Receivable             1,917           2,761           2,776           3,112           3,314           3,415

  COMPONENT INVENTORY             1,697           1,899           1,784           1,265           1,885           2,000
  TOOLING INVENTORY                   0               0             202             866             750             835

  Current Deferred Taxes            137             173             398             475             200               0
  Other Current Assets               23             134             159             159             207             213

  TOTAL CURRENT ASSETS            5,815           6,323           7,183           8,196           8,491           8,283

  Plant & Equipment               6,426           7,326           8,582           9,509          11,409          13,442

  Accum Depreciation              3,926           4,504           5,153           6,015           7,096           8,339

  NET PROP PLANT & EQUIP          2,500           2,822           3,429           3,494           4,313           5,103

  OTHER ASSETS                      163             147             108              95             100             100
=======================================================================================================================
  TOTAL ASSETS                    8,478           9,292          10,720          11,785          12,904          13,486
=======================================================================================================================
  Current Portion LTD               284              69               0               0               0               0
  Accounts Payable                1,066             995           1,105           1,122           1,346           1,409
  Accrued Expenses                  720             777           1,389           1,610           1,243           1,281
  Income Taxes Payable              543             111              40              48              49              22
  Other Current Liabs                75              75               0               0               0               0

  TOTAL CURRENT LIABS             2,688           2,028           2,534           2,780           2,638           2,712

  Senior Long-Term Debt             513             203               0               0               0               0
  Other Senior Liabs                220             193             711             288             260             230

  TOTAL SENIOR LIABS              3,420           2,423           3,245           3,068           2,898           2,942

  TOTAL LIABILITIES               3,420           2,423           3,245           3,068           2,898           2,942

  Deferred Taxes                    150             149              35             205             205             200

  Convertible Preferred             933             933             933             933             933             933

  Common Stock                    1,259           1,261           1,261           1,264           1,271           1,271
  Addtl Paid in Capital           2,716           2,727           2,726           2,728           2,728           2,728
  Retained Earnings                   0           1,709           2,519           3,586           4,870           5,413

  COMMON EQUITY                   3,975           5,697           6,506           7,578           8,869           9,412

  NET WORTH                       4,908           6,630           7,439           8,511           9,802          10,345

=======================================================================================================================
  TOTAL LIAB & NET WORTH          8,478           9,202          10,719          11,784          12,905          13,487
=======================================================================================================================


                                             BALANCE SHEET
                                  BOWLES FLUIDICS CORPORATION REVISED
                                          Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED  FORECAST        FORECAST        FORECAST        FORECAST
October                              2000            2001            2002            2003
                                     ----            ----            ----            ----
  Operating Cash                    1,000           1,000           1,000           1,000
  Investments                           0               0               0               0
  Created Mkt Securities              974           1,112           2,319           4,456

  Accounts Receivable               4,000           4,881           5,784           6,344

  COMPONENT INVENTORY               2,361           3,011           3,754           4,027
  TOOLING INVENTORY                   763             763             686             991

  Current Deferred Taxes                0               0               0               0
  Other Current Assets                250             305             362             396

  TOTAL CURRENT ASSETS              9,348          11,072          13,905          17,214

  Plant & Equipment                15,678          18,629          21,454          24,033

  Accum Depreciation                9,795          11,510          13,514          15,788

  NET PROP PLANT & EQUIP            5,883           7,119           7,940           8,245

  OTHER ASSETS                        100             100             100             100
==========================================================================================
  TOTAL ASSETS                     15,331          18,291          21,945          25,559
==========================================================================================
  Current Portion LTD                   0               0               0               0
  Accounts Payable                  1,675           2,074           2,494           2,775
  Accrued Expenses                  1,500           1,830           2,169           2,379
  Income Taxes Payable                 51              82             105             112
  Other Current Liabs                   0               0               0               0

  TOTAL CURRENT LIABS               3,226           3,986           4,768           5,266

  Senior Long-Term Debt                 0               0               0               0
  Other Senior Liabs                  200             170             140             110

  TOTAL SENIOR LIABS                3,426           4,156           4,908           5,376

  TOTAL LIABILITIES                 3,426           4,156           4,908           5,376

  Deferred Taxes                      200             200             200             200

  Convertible Preferred               933             933             933             933

  Common Stock                      1,271           1,271           1,271           1,271
  Addtl Paid in Capital             2,728           2,728           2,728           2,728
  Retained Earnings                 6,774           9,004          11,906          15,052

  COMMON EQUITY                    10,773          13,003          15,905          19,051

  NET WORTH                        11,706          13,936          16,838          19,984

==========================================================================================
  TOTAL LIAB & NET WORTH           15,332          18,292          21,946          25,560
==========================================================================================

                                          NOPAT OPERATING APPROACH
                                    BOWLES FLUIDICS CORPORATION REVISED
                                            Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED                                                                               FORECAST
October                             1994            1995            1996            1997            1998            1999
                                    ----            ----            ----            ----            ----            ----
  Sales                           15,112          16,973          18,126          18,843          20,715          21,345

  Cost of Goods Sold               9,201          10,853          10,554          10,865          12,923          13,867
  Operating Expenses                   0               0           1,441           2,201           2,166           2,700
  Selling Gen & Admin              2,603           2,610           2,873           3,095           2,791           3,047
  Research & Development             842             636           1,176           1,005             814             935

  Total Operating Expenses           N/A          14,099          16,044          17,166          18,694          20,549

  Operating Interest Income            0               0             (11)             10              78              75

  ADJUSTED EBIT                      N/A           2,874           2,071           1,687           2,099             871

  CASH OPERATING TAX                 N/A           1,162           1,094             521             511             132

  ======================================================================================================================
  NOPAT                              N/A           1,712             977           1,166           1,588             739
  ======================================================================================================================


FERRIS, BAKER WATTS, INCORPORATED   FORECAST        FORECAST        FORECAST        FORECAST
October                               2000            2001            2002            2003
                                      ----            ----            ----            ----
  Sales                             24,998          30,505          36,152          39,648

  Cost of Goods Sold                15,477          18,901          22,503          25,162
  Operating Expenses                 3,153           3,487           4,020           4,300
  Selling Gen & Admin                3,312           3,531           3,874           4,104
  Research & Development             1,000           1,220           1,446           1,586

  Total Operating Expenses          22,942          27,139          31,843          35,152

  Operating Interest Income            100             150             175             200

  ADJUSTED EBIT                      2,156           3,516           4,484           4,696

  CASH OPERATING TAX                   809           1,319           1,682           1,761

  =========================================================================================
  NOPAT                              1,348           2,198           2,803           2,935
  =========================================================================================

                                        CAPITAL - OPERATING APPROACH
                                    BOWLES FLUIDICS CORPORATION REVISED
                                            Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED                                                                                FORECAST
October                              1994            1995            1996            1997            1998            1999
                                     ----            ----            ----            ----            ----            ----
  Operating Cash                    1,557             677           1,287             756           1,000           1,000
  Net Accts Receivable              1,917           2,761           2,776           3,112           3,314           3,415
  Net Inventory                     1,697           1,899           1,986           2,131           2,635           2,835
  Other Current Assets                 23             134             159             159             207             213

  Current Operating Assets          5,193           5,471           6,208           6,158           7,156           7,463

  Accounts Payable                  1,066             995           1,105           1,122           1,346           1,409
  Accrued Expenses                    720             777           1,389           1,610           1,243           1,281
  Income Taxes Payable                543             111              40              48              49              22
  Other Current Liabs                  75              75               0               0               0               0

  NIBCLs                            2,404           1,959           2,534           2,780           2,638           2,712

  NET WORKING CAPITAL               2,789           3,512           3,674           3,378           4,518           4,751

  Net Prop Plant & Equip            2,500           2,822           3,429           3,494           4,313           5,103

  Other Assets                        163             147             108              95             100             100

  =======================================================================================================================
  CAPITAL                           5,452           6,481           7,211           6,967           8,931           9,954
  =======================================================================================================================

                                                                       CAPITAL - OPERATING APPROACH
                                                                   BOWLES FLUIDICS CORPORATION REVISED
                                                                           Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED  FORECAST        FORECAST        FORECAST        FORECAST
October                                2000            2001            2002            2003
                                       ----            ----            ----            ----
  Operating Cash                      1,000           1,000           1,000           1,000
  Net Accts Receivable                4,000           4,881           5,784           6,344
  Net Inventory                       3,124           3,774           4,440           5,018
  Other Current Assets                  250             305             362             396

  Current Operating Assets            8,374           9,960          11,586          12,758

  Accounts Payable                    1,675           2,074           2,494           2,775
  Accrued Expenses                    1,500           1,830           2,169           2,379
  Income Taxes Payable                   51              82             105             112
  Other Current Liabs                     0               0               0               0

  NIBCLs                              3,226           3,986           4,768           5,266

  NET WORKING CAPITAL                 5,148           5,974           6,818           7,492

  Net Prop Plant & Equip              5,883           7,119           7,940           8,245

  Other Assets                          100             100             100             100

  ==========================================================================================
  CAPITAL                            11,131          13,193          14,858          15,837
  ==========================================================================================

                                   FREE CASH FLOW VALUATION
                              BOWLES FLUIDICS CORPORATION REVISED
                                     Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED
                                                  NOPAT - INV                 PV FACTOR X FCF
Year                   NOPAT       Investment         FCF        PV Factor     Present Value
                                                                                   of FCF
------------------------------------------------------------------------------------------------
1999                         739          1,023            (284)      0.9416               (267)
2000                       1,348          1,177             171       0.8348                142
2001                       2,198          2,062             136       0.7401                100
2002                       2,803          1,665           1,137       0.6561                746
2003                       2,935            979           1,956       0.5817              1,138
2004 & BEYOND              3,128              0           3,128       4.5461             14,222

                                 INTRINSIC OPERATING VALUE                               16,081
                                 Marketable Securities                                    1,135

                                                                             -------------------
                                 INTRINSIC TOTAL VALUE                                   17,216
                                 Other Liabilities                                          260
                                                                             -------------------
                                 INTRINSIC COMMON EQUITY VALUE                           16,956
                                 Fully Diluted Shares Outstanding                        16,372
                                 INTRINSIC SHARE VALUE                                    $1.04

                                 --------------------------------------------
                                 (1) Cash flows discounted from mid-year
                                 (2) Present Value of $1 in perpetuity beginning
                                     in 2004
                                 (3) NOPAT increases by $193.4 based on a return
                                     of 19.75% on 2003 investment of $979.0

                           COST OF CAPITAL SIMULATION
                       BOWLES FLUIDICS CORPORATION REVISED
                              Dollars in Thousands

FERRIS, BAKER WATTS, INCORPORATED


COST OF EQUITY (Y)
------------------
      Risk Free Rate (RF)             =   4.66%
      Equity Risk Index (ERI)         =   1.04
      Mkt Risk Premium (PREM)         =   7.80%

      Cost of Equity (y)              =   RF                     +   ( ERI    x    PREM )
            y                         =    4.66%                 +     ( 1.04 x 7.80% )
            y                         =    4.66%                 +            8.14%
            y                         =    12.80%

COST OF DEBT (1  - T )*B
------------------------
      Marginal Debt Rate (b)          =   8.00%
      Marginal Tax Rate (t)           =   38.00%

      (1-t)*b                         =   (1 - 38.00%)           x   8.00%
      (1-t)*b                         =    4.96%

COST OF PREFERRED (P)
---------------------
      Cost of Preferred (p)           =   8.00%

WTD AVG CAP COST (C*)
---------------------
                           (1)            (2)                                  (3)=(1) x (2)
                    After-Tax Cost        Capital Weight             Weighted Cost

      Debt                      4.96%     0.00%                             0.00%
      Preferred                 8.00%     0.00%                             0.00%
      Equity                   12.80%     100.00%                         12.80%
                                          -------                         ------
                                           100.00%               C*        12.80%

CAP COST BUS RISK (C)
---------------------
      Wtd Average Cap Cost (C*)       =   Cost of Cap Bus Risk ( x      1   -     Tax Rate x  Target Debt/Cap )
       12.80%                         =   (C)                    x          ( 1 -   38.00% x  0.00% )
                                      =    12.80%


                                                    BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------------------------------------------------
                                                    COMPARABLE COMPANY ANALYSIS

                                                                           -----------------------------------------------
                                                                                               MARKET
                                                                                                DATA
                                                     Fiscal       Four        Stock         Shares            Market
                                                      Year      Quarters      Price          Out.             Value
                  Company               Ticker        End        Ended      12/04/98        (000's)          ($000's)
--------------------------------------------------------------------------------------------------------------------------
Donnelly Corporation                 DON                  Jun          Sep    14.88                5,790           86,126
Excel Industries, Inc.               EXC                  Dec          Sep    16.38               12,200          199,775
Federal Screw Works                  FSCR                 Jun          Sep    49.00                1,090           53,410
Hastings Manufacturing Co.           HMF                  Dec          Sep    17.50                  784           13,720
Hilite Industries, Inc.              HILI                 Jun          Sep    8.88                 4,900           43,488
IMPCO Technologies, Inc.             IMCO                 Apr          Jul    13.63                7,190           97,964
OEA, Inc.                            OEA                  Jul          Jul    13.13               20,600          270,375
Simpson Industries                   SMPS                 Dec          Sep    10.00               18,300          183,000
Strattec Security Corporation        STRT                 Jun          Sep    30.50                5,610          171,105
Walbro Corporation                   WALB                 Dec          Sep    7.00                 8,690           60,830
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
BOWLES FLUIDICS CORPORATION          BOWE                 OCT          JUL        0.75            16,372           12,279
--------------------------------------------------------------------------------------------------------------------------

                                                    BOWLES FLUIDICS CORPORATION
--------------------------------------------------------------------------------------------------------------------------
                                                    COMPARABLE COMPANY ANALYSIS

                              --------------------------------------------------------------------------------------------
                                                                        FINANCIAL DATA
                                                           (TRAILING FOUR QUARTERS, IN $ THOUSANDS)

                                                             Net          Total         Total        Common         Total
                  Company          Revenues    EBIT (1)     Income        Assets       Debt (2)      Equity      Capital (3)
--------------------------------------------------------------------------------------------------------------------------
Donnelly Corporation                787,738    16,172       10,033        398,717     135,694       102,161       276,929
Excel Industries, Inc.              991,557    25,626       14,622        606,835     166,209       192,353       410,711
Federal Screw Works                 107,640    11,924        7,907         74,989       2,920        45,753        61,160
Hastings Manufacturing Co.           38,210     2,793        1,363         35,802       6,600         6,223        30,872
Hilite Industries, Inc.              87,451     8,963        4,914         60,055      19,838        27,220        50,036
IMPCO Technologies, Inc.             74,666     8,389        5,063         60,562      12,186        36,307        56,143
OEA, Inc.                           245,375    -5,588      -19,316        328,759     124,000       161,506       297,298
Simpson Industries                  487,319    31,509       15,131        346,188     120,754       124,572       274,612
Strattec Security Corporation       184,299    21,323       13,904        107,583           0        70,059        82,943
Walbro Corporation                  668,597   -14,486      -37,782        650,255     312,019        72,681       469,706
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
BOWLES FLUIDICS CORPORATION          20,333     1,886        1,262         11,614           0         9,350        10,757
--------------------------------------------------------------------------------------------------------------------------

(1) Earnings Before Interest.
(2) Total Debt includes Current Portion of Long Term Debt.
(3) Includes Total Debt, Common and Preferred Equity, Other Liabilities and Deferred Taxes.


                           BOWLES FLUIDICS CORPORATION
----------------------------------------------------------------------------------------------------------------------------------
                           COMPARABLE COMPANY ANALYSIS

                                                --------------------------  ------------------------------------------------------
                                                         MARGIN                             PROFITABILITY RATIOS
                                                        ANALYSIS
                                                                               Return on           NOPAT/           Return on
                                                    EBIT         Net            Common             Ending             Total

                    Company                        Margin       Margin          Equity          Capital (4)           Assets
----------------------------------------------------------------------------------------------------------------------------------
Donnelly Corporation                                    2.1%         1.3%              9.8%                 3.5%             2.5%
Excel Industries, Inc.                                  2.6%         1.5%              7.6%                 3.7%             2.4%
Federal Screw Works                                    11.1%         7.3%             17.3%                11.7%            10.5%
Hastings Manufacturing Co.                              7.3%         3.6%             21.9%                 5.4%             3.8%
Hilite Industries, Inc.                                10.2%         5.6%             18.1%                10.7%             8.2%
IMPCO Technologies, Inc.                               11.2%         6.8%             13.9%                 9.0%             8.4%
OEA, Inc.                                              -2.3%        -7.9%            -12.0%                -1.1%            -5.9%
Simpson Industries                                      6.5%         3.1%             12.1%                 6.9%             4.4%
Strattec Security Corporation                          11.6%         7.5%             19.8%                15.4%            12.9%
Walbro Corporation                                     -2.2%        -5.7%            -52.0%                -1.9%            -5.8%
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE                                                 6.7%         3.2%             12.1%                 7.3%             5.2%
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
BOWLES FLUIDICS CORPORATION                             9.3%         6.2%             13.5%                10.5%            10.9%
-----------------------------------------------------------------------------------------------------------------------------------



                                    -----------------------------------------------
                                                 LIQUIDITY & LEVERAGE
                                                       Total             Total
                                                       Debt/             Debt/
                                      Current          Common            Total

                    Company            Ratio           Equity           Capital
----------------------------------------------------------------------------------------
Donnelly Corporation                        1.4               132.8%         49.0%
Excel Industries, Inc.                      1.5                86.4%         40.5%
Federal Screw Works                         2.0                 6.4%          4.8%
Hastings Manufacturing Co.                  3.1               106.1%         21.4%
Hilite Industries, Inc.                     2.3                72.9%         39.6%
IMPCO Technologies, Inc.                    3.5                33.6%         21.7%
OEA, Inc.                                   3.7                76.8%         41.7%
Simpson Industries                          1.6                96.9%         44.0%
Strattec Security Corporation               2.8                 0.0%          0.0%
Walbro Corporation                          1.5               429.3%         66.4%
----------------------------------------------------------------------------------------
AVERAGE                                     2.3               104.1%         32.9%
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
BOWLES FLUIDICS CORPORATION                 4.0                 0.0%          0.0%
----------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------
                                                                    VALUATION RATIOS
                                                                                             Mkt. Val.
                                     Net Mkt.        Mkt. Val.                                to Book      Mkt. Val.
                                   Capital (5)      to Earnings                P/E Valueate                    to
                                                                   -------------------------
                    Company          to EBIT           (P/E)           98           99        (Equity)      Revenues
--------------------------------  --------------------------------------------------------------------------------------
Donnelly Corporation                        13.5               8.6          NM         15.0          0.8           0.11
Excel Industries, Inc.                      13.7              13.7        13.8          9.6          1.0           0.20
Federal Screw Works                          4.7               6.8          NA           NA          1.2           0.50
Hastings Manufacturing Co.                   7.2              10.1          NA           NA          2.2           0.36
Hilite Industries, Inc.                      7.1               8.8          NM          8.9          1.6           0.50
IMPCO Technologies, Inc.                    13.5              19.3          NM         17.0          2.7           1.31
OEA, Inc.                                     NM                NM          NM         13.5          1.7           1.10
Simpson Industries                           9.5              12.1         9.8          7.8          1.5           0.38
Strattec Security Corporation                7.5              12.3          NM         11.2          2.4           0.93
Walbro Corporation                            NM                NM        12.7          6.1          0.8           0.09
--------------------------------  --------------------------------------------------------------------------------------
AVERAGE                                      9.6              11.5        12.1         11.2          1.6           0.55
--------------------------------  --------------------------------------------------------------------------------------



--------------------------------  --------------------------------------------------------------------------------------
BOWLES FLUIDICS CORPORATION                  6.5               9.7         9.0         20.2          1.3           0.60
--------------------------------  --------------------------------------------------------------------------------------


(4) NOPAT= net operating profit after tax (EBIT x (1-40% tax rate)); NOPAT can be compared directly to the firm's after-tax cost of capital to determine if a firm is earning its cost of capital.
(5) Market Value Common and Preferred Equity plus Debt less Cash.

BOWLES FLUIDICS CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
VALUATION NUMBERS

                                        -------------------------------------------------------------------------------------------
                                                                                VALUATION RATIOS
                                        -------------------------------------------------------------------------------------------
                                                                                                            MKT. VAL.
                                            NET MKT.         MKT. VAL.                                       TO BOOK      MKT. VAL.
                                             CAPITAL        TO EARNINGS            P/E ESTIMATE               VALUE          TO
                                                                          -------------------------------
                Company                      to EBIT           (P/E)            98             99           (Equity)      Revenues
--------------------------------             -------           -----            --             --           --------      --------
Donnelly Corporation                          13.5              8.6             NM            15.0             0.8          0.11
Excel Industries, Inc.                        13.7             13.7            13.8            9.6             1.0          0.20
Federal Screw Works                            4.7              6.8             NA             NA              1.2          0.50
Hastings Manufacturing Co.                     7.2             10.1             NA             NA              2.2          0.36
Hilite Industries, Inc.                        7.1              8.8             NM             8.9             1.6          0.50
IMPCO Technologies, Inc.                      13.5             19.3             NM            17.0             2.7          1.31
OEA, Inc.                                      NM               NM              NM            13.5             1.7          1.10
Simpson Industries                             9.5             12.1            9.8             7.8             1.5          0.38
Strattec Security Corporation                  7.5             12.3             NM            11.2             2.4          0.93
Walbro Corporation                             NM               NM             12.7            6.1             0.8          0.09
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE                                        9.6             11.5            12.1           11.2             1.6          0.55

BOWLES FLUIDICS CORPORATION
----------------------------------------------------------------------------------------------------------------------------------
IMPLIED VALUATION ANALYSIS

                                                                                        POST
                                                       IMPLIED                        DISCOUNT                        IMPLIED
                                       AVERAGE         EQUITY         LIQUIDITY        EQUITY          NUMBER        PER SHARE
                                      MULTIPLE          VALUE         DISCOUNT          VALUE         OF SHARES        VALUE
                                      ---------        ------         -----------      ------         ---------       --------
Net Market Capital/EBIT                        9.6          18,066           15.0%          15,356          16,372           0.94
P/E                                           11.5          14,460           15.0%          12,291          16,372           0.75
Fwd P/E '98                                   12.1          16,440           15.0%          13,974          16,372           0.85
Fwd P/E '99                                   11.2           6,769           15.0%           5,753          16,372           0.35
Mkt. Val. to Book                              1.6          14,934           15.0%          12,694          16,372           0.78
Mkt Val. to Revenues                           0.5          11,127           15.0%           9,458          16,372           0.58


BOWLES FLUIDICS CORPORATION

TRADING SUMMARY

[GRAPH APPEARS HERE]

Price and volume data presented represents data through December 4, 1998.

BOWLES FLUIDICS CORPORATION

FINANCIAL IMPACT OF TRANSACTION

ONE FOR 1,000 REVERSE SPLIT WITH REPURCHASE OF ALL FRACTIONAL SHARES

o Based upon available data to the Company, shareholder base reduced to 175 shareholders. Shareholder count based upon SEC rules for going private transaction.

o    Estimated total of 194,077 shares repurchased.

               REPURCHASE          TOTAL       DCF        EPS
                  PRICE             COST   VALUATION    IMPACT
                  -----            -----   ---------    ------
                  $1.04          $201,840     $1.06      NONE
                  $1.13          $218,337     $1.06      NONE
                  $1.25          $242,596     $1.06      NONE

BOWLES FLUIDICS CORPORATION
PRESENTATION TO THE BOARD OF DIRECTORS
December 8, 1998

BOWLES FLUIDICS CORPORATION

SUMMARY OF TRANSACTION


o        Bowles will effect a reverse split of its common stock.

o        All fractional shares will be redeemed by the Company.

o The intent of the transaction is to reduce the number of shareholders to less than 300 to enable Bowles to be a private company.

o        Obligation to redeem shares at fair market value.

BOWLES FLUIDICS CORPORATION

ISSUES TO RESOLVE


o        What is the intrinsic value of Bowles?

o        What is the financial impact of the share repurchase?

o        What is the magnitude of the reverse split?

o        What is the capital required?

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE


DISCOUNTED CASH FLOW ANALYSIS

o All value derived from future expectation of cash flow and discounted to the present at the commensurate level of risk.
o    Cash flow is important, earnings are not.
o    Shareholder value is created by:
     *   Increasing net operating cash flow,
     *   Reducing level of capital investment,
     *   Lowering cost of capital.

PUBLIC COMPARABLE COMPANY ANALYSIS

o Value determined through a comparison to the multiples of publicly traded comparable companies.

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - DISCOUNTED CASH FLOW

KEY ASSUMPTIONS

o Revenues grow to $39.6 million in year 2003, representing a 13.9% average annual growth rate.

o        Gross profit margins are approximately 26% by 2000.

o        Operating profit margins grow to 11% by 2001.

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - DISCOUNTED CASH FLOW

NET OPERATING PROFITS AFTER TAXES (NOPAT)

                                    EXPECTED                               FORECAST
                                             ------------------------------------------------------------
                                        1998        1999        2000        2001        2002        2003
                                        ----        ----        ----        ----        ----        ----
Sales                                 20,715      21,345      24,998      30,505      36,152      39,648

Total Operating Expenses              18,694      20,549      22,942      27,139      31,843      35,152

Other Operating Income                    78          75         100         150         175         200

ADJUSTED EBIT                          2,099         871       2,156       3,516       4,484       4,696

CASH OPERATING TAX                       511         132         809       1,319       1,682       1,761

=========================================================================================================
NOPAT                                  1,588         739       1,348       2,198       2,803       2,935
=========================================================================================================

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - DISCOUNTED CASH FLOW


CAPITAL


                                EXPECTED                              FORECAST
                                         ------------------------------------------------------------
                                    1998        1999        2000        2001        2002        2003
                                    ----        ----        ----        ----        ----        ----
Current Operating Assets           7,156       7,463       8,374       9,960      11,586      12,758

NIBCLs                            2,638       2,712       3,226       3,986       4,768        5,266
                                  ------      ------      ------      ------      ------      -----

NET WORKING CAPITAL                4,518       4,751       5,148       5,974       6,818       7,492

Net Prop Plant & Equip             4,313       5,103       5,883       7,119       7,940       8,245

Other Assets                         100         100         100         100         100         100


CAPITAL                            8,931       9,954      11,131      13,193      14,858      15,837

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - DISCOUNTED CASH FLOW

COST OF CAPITAL

=        Weighted Average  +        Weighted Average
         Cost of Debt               Cost of Equity

=        Incremental Borrowing      +       Risk Free         +        Equity Risk      +        Small Cap.
         Cost X (1-Tax Rate)                Rate                       Premium                   Premium

=        (8.5% X (1-37.5%))         +       4.66%             +        (7.8% X 0.62)    +        3.3%

         Weighting = 0%             Weighting = 100%

=        0%                         +      12.80%

=        12.80%

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - DISCOUNTED CASH FLOW

DISCOUNTED CASH FLOW VALUATION SUMMARY


                                                  NOPAT - INV                 PV FACTOR X FCF
Year                   NOPAT       Investment         FCF        PV Factor     Present Value
                                                                                   of FCF
------------------------------------------------------------------------------------------------
1999                         739          1,023            (284)      0.9416               (267)
2000                       1,348          1,177             171       0.8348                142
2001                       2,198          2,062             136       0.7401                100
2002                       2,803          1,665           1,138       0.6561                746
2003                       2,935            979           1,956       0.5817              1,138
2004 & BEYOND              3,128              0           3,128       4.5461             14,222

                                 INTRINSIC OPERATING VALUE                               16,081
                                 Marketable Securities                                    1,135

                                                                             -------------------
                                 INTRINSIC TOTAL VALUE                                   17,216
                                 Other Liabilities                                          260
                                                                             -------------------
                                 INTRINSIC COMMON EQUITY VALUE                           16,956
                                 Fully Diluted Shares Outstanding                        16,372
                                 INTRINSIC SHARE VALUE                                    $1.04

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - COMPARABLE COMPANY ANALYSIS


o        Selected parts manufacturers supplying the automotive industry.

o        Market capitalization below $250 million.

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - COMPARABLE COMPANY ANALYSIS

COMPARABLE COMPANY VALUATION SUMMARY

                                              VALUATION RATIOS
--------------------------------------------------------------------------------
                                       MKT.                     MKT.VAL.  MKT.
                              NET MKT. VAL. TO  P/E ESTMIATE    TO BOOK   VAL.
                              CAPITAL  EARNINGS ---------------- VALUE   TO REV-
    COMPANY                   TO EBIT  (P/E)     98       99    (EQUITY)  NUES
---------------------------   -------  -----     --       --     ------   ----
Donnelly Coroporation             13.5     8.6     NM     15.0     0.8     0.11
Excel Industries                  13.7    13.7   13.8      9.6     1.0     0.20
Federal Screw Works                4.7     6.8     NA       NA     1.2     0.50
Hasting MManufacturing Co.         7.2    10.1     NA       NA     2.2     0.36
Hilite Industries, Inc.            7.1     8.8     NM      8.9     1.6     0.50
IMPCO Technologies, Inc.          13.5    19.3     NM     17.0     2.7     1.31
OEA, Inc.                          NM      NM      NM     13.5     1.7     1.10
Simpson Industries                 9.5    12.1    9.8      7.8     1.5     0.38
Stratlec Security Corporation      7.5    12.3     NM     11.2     2.4     0.93
Walbro Corporation                 NM      NM    12.7      6.1     0.8     0.09
--------------------------------------------------------------------------------
AVERAGE                            9.6    11.5   12.1     11.2     1.6     0.55
--------------------------------------------------------------------------------

BOWLES FLUIDICS CORPORATION

INTRINSIC VALUE - COMPARABLE COMPANY ANALYSIS

COMPARABLE COMPANY IMPLIED VALUATION ANALYSIS

                                                                 POST
                                         IMPLIED                DISCOUNT                 IMPLIED
                             AVEARGE     EQUITY     LIQUIDITY    EQUITY      NUMBER     PER SHARE
                            MULTIPLE     VALUE      DISCOUNT     VALUE      OF SHARES     VALUE
                           ---------     -----      --------     -----      ---------    ------
Net Market Capital/EBIT          9.6      18,066       15.0%      15,356       16,372        0.94
P/E                             11.5      14,460       15.0%      12,291       16,372        0.75
Fwd P/E '98                     12.1      16,440       15.0%      13,974       16,372        0.85
Fwd P/E '99                     11.2       6,769       15.0%       5,753       16,372        0.35
Mkt. Val . to Book               1.6      14,934       15.0%      12,694       16,372        0.78
Mkt. Val. to Revenues            0.5      11,127       15.0%       9,458       16,372        0.58


                           Range:            $0.35 to $0.94
                           Median:           $0.77
                           Mean:             $0.71

BOWLES FLUIDICS CORPORATION

VALUATION SUMMARY

                                         PRICE
                                           PER
     VALUATION METHODOLOGY                SHARE
    ----------------------                -----
     DISCOUNTED CASH FLOW                  1.04

     COMPARABLE COMPAN ANALYSIS
        Net Market Capital/EBIT            0.94
        P/E                                0.75
        Fwd P/E '98                        0.85
        Fwd P/E '99                        0.35
        Mkt. Val to Book                   0.78
        Mkt Val. to Revenues               0.58


Bid/Ask Range (at December 4, 1998): $0.75 to $1.0625

BOWLES FLUIDICS CORPORATION

TRADING SUMMARY


[GRAPH APPEARS HERE]


Price and volume data presented represents data through December 4, 1998.

BOWLES FLUIDICS CORPORATION

FINANCIAL IMPACT OF TRANSACTION


ONE FOR 1,000 REVERSE SPLIT WITH REPURCHASE OF ALL FRACTIONAL SHARES

o Based upon available data to the Company, shareholder base reduced to 175 shareholders. Shareholder count based upon SEC rules for going private transaction.

o    Estimated total of 194,077 shares repurchased.

            REPURCHASE     TOTAL        DCF       EPS
               PRICE        COST     VALUATION   IMPACT
               -----        ----     ---------   ------
               $1.04     $201,840        $1.06    NONE
               $1.13     $218,337        $1.06    NONE
               $1.25     $242,596        $1.06    NONE

BOWLES FLUIDICS CORPORATION

FINANCIAL IMPACT OF TRANSACTION


ONE FOR 2,000 REVERSE SPLIT WITH REPURCHASE OF ALL FRACTIONAL SHARES

o Based upon available data to the Company, shareholder base reduced to 119 shareholders. Shareholder count based upon SEC rules for going private transaction.

o        Estimated total of 412,078 shares repurchased.


            REPURCHASE     TOTAL        DCF       EPS
               PRICE        COST     VALUATION   IMPACT
               -----        ----     ---------   ------
               $1.04     $428,561        $1.06    NONE
               $1.13     $463,588        $1.06    NONE
               $1.25     $515,098        $1.06    NONE

BOWLES FLUIDICS CORPORATION

CONCLUSION


o Valuation range derived from Discounted Cash Flow Analysis and Comparable Company Analysis is consistent with Bid/Ask range.

o    Goal of the transaction can be accomplished at minimal cost.

o Recommend repurchase price at the top of the range or at a premium to the top end of the range.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-K/A

                      ANNUAL REPORT PURSUANT TO SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the Fiscal Year Ended                         October 31, 1998
                          ------------------------------------------------------

Commission File Number                                 2-37706
                          ------------------------------------------------------
                          Bowles Fluidics Corporation
--------------------------------------------------------------------------------
             (exact name of registrant as specified in its charter)

              Maryland                                           52-0741762
--------------------------------------------------------------------------------
(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                           Identification No.)

   6625 Dobbin Road, Columbia, Maryland                           21045
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)

Registrant's telephone number:                 (410) 381-0400
                                 -----------------------------------------------
Securities registered pursuant to Section 12(b) of the Act:

                                      None
--------------------------------------------------------------------------------
Securities registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.
                                                Yes   x        No
                                                     ---          ---
The aggregate market value of the registrant's voting stock held by non-affiliate persons and entities as of December 24, 1998, computed by reference to the closing price for such stock on the composite reporting system on such date, was $908,274 based on 1,038,027 shares.

The number of shares of the registrant's common stock outstanding as of December 24, 1998, was 12,685,011.


                                     PART I

Item 1.       BUSINESS

              Bowles Fluidics Corporation was incorporated under Maryland law in 1961 (originally as Bowles Engineering Corporation) for the purpose of advancing and exploiting the technology of fluidics. For about ten years the principal business of the Company was research and development primarily under contracts with agencies of the U.S. government. From 1972 to 1979 its principal income was derived from the sale of proprietary consumer products it had developed based upon fluid oscillators, including massaging showers and oral irrigation devices. These consumer products have since been discontinued. Since 1979 its principal product has been proprietary windshield and rear window washer nozzles for the automotive industry. Late in FY 1989, the Company extended the automotive product line to include shipments of fluidic defroster nozzles. The Company also provides its automotive customers with tooling and application engineering services related to its products.

              The Company has continued to expend efforts on the research and development of new fluidic products for the automotive and other industries. The air conditioning outlet in the instrument panel of automotive vehicles has been a particular focus. Prototypes have been developed and presented to a number of potential customers. At present, two customers have selected the Company as the supplier of these outlets, one for a vehicle scheduled to start production in August 1999 and the other for production in February 2000.


        Principal Products and Markets

              The Company is the leading designer, manufacturer and supplier of windshield and rear window washer nozzles for passenger cars and light trucks in North America. Defroster nozzles for a limited number of these same light vehicles are also being manufactured and sold.

              The Company's principal market for its fluidic nozzles, both windshield washer and defroster, consists of North America, i.e., the "Big Three" U.S. automotive manufacturers and foreign transplants. The Company believes that it supplies about 80% of the total windshield washer nozzle requirements for light vehicles (cars and light trucks) manufactured in the United States, Canada and Mexico. The defroster nozzle is currently being supplied to a number of vehicle models in this market.

              The Company has a licensing agreement covering Europe with a major German automotive parts supplier for its windshield washer systems. The Company itself has no international operations.

              In North America, over 90% of the Company's production of nozzles is incorporated in vehicles produced by General Motors, Ford and Chrysler, each of whom typically represents over 10% of the Company's sales volume. The Company is, therefore, dependent upon the requirements of the U.S. automotive industry producing cars and light trucks. Although the Company enters into agreements with its customers to meet 100% of their production requirements, notice of firm shipping requirements for the coming week generally takes place weekly from the assembly plants and at somewhat longer intervals from the first-tier suppliers. The Company's monthly sales follow the seasonal pattern dictated by the production levels of its customers. Consequently, sales for the second and fourth quarters of the Company's fiscal year are typically higher than for the first and third.

              Sales also include technical services, i.e., design, tooling, and prototyping services for the Company's customers. The requirements of the automotive customers are for designs and tools to meet the needs of forthcoming vehicle models or changes in existing models, as well as for prototypes of new products desired for testing. These sales are, for the most part, undertaken as a service to the customers, and the Company contracts these services and tools so as to recover projected costs.


        Patents and Competitive Products

              The Company has engaged, since its inception, in research and development in the fields of fluidics and fluid effect devices, encompassing both gases and liquids. Over the past 19 years, 52 U.S. patents have been granted to the Company's employees and assigned to the Company. Ten applications are presently in process for additional U.S. patents. Patents in selected other countries have also been granted for most of the art covered by the U.S. patents. Although these patents embody new and novel technology or product, there is available competitive technology and alternative product. The extent to which the expiration of an individual patent may affect the Company's competitive position is difficult to determine.

              In the past, U.S. patents were granted for a period of 17 years from the date of issue. However, beginning in June 1995, those granted in the past can be for a period of either 17 years from date of issue or 20 years from date of filing the application, whichever expiration date is later. Those granted on applications filed after June 1995 are for a period of 20 years from date of filing.

              The Company's fluidic windshield washer and defroster nozzles, which are covered by issued U.S. and international patents, are in direct competition with conventional nozzles of traditional design. The Company believes that its products have advantages both in performance and in economy of assembly to the vehicle by the car manufacturers.


              The Company is of the opinion that, in the long run, a history of service, delivery, quality and economic supply is the most important factor in binding its customers to it. Customers of the Company place a great deal of emphasis on quality. The Company has maintained Ford's preferred supplier rating (Q1 award) since 1985, has been rated an excellent status in a supplier assessment by

        General Motors, and has been a self-certified supplier for Chrysler since 1991. The Company's material testing laboratory has been accredited by General Motors since 1992.

              In addition, the Company's customers required that the Company put into place a QS-9000-compliant quality system, the automotive version of ISO 9000. The Company went through the initial independent assessment in September 1996, received certification in December 1996 as a QS-9000 supplier with ISO 9001 addendum, and has maintained that certification since then.

              The Company does not grant North American licenses for its own patents in which it has an interest in marketing a product. The Company does pursue interests expressed by others in the Company's technology in an attempt to broaden its use. To the extent that there may be additional uses in markets not related to those of primary interest to the Company, efforts are made to license the patents for such use.


        Raw Material Sources and Availability

              Raw materials, primarily plastic resin, are sourced within the United States. Their market prices were generally stable during the current year and adequate supply is expected to be available in the coming year. The resins purchased are restricted to those approved by the Company's customers.


        Working Capital Requirements

              The Company's standard credit terms for receivables are net 30 days. Adequate levels of inventories are normally maintained in order to ensure compliance with the stringent delivery requirements of our customers.

              The design and acquisition of production tools, which represent the major portion of technical services sales, normally take several months to complete, during which period the Company accumulates such costs which are included in work-in-process inventories. Sales invoices for these tools and services are rendered only after completion and customers' acceptance of qualified products produced by the tools.



        Research and Development

              The Company's research and development costs, all Company-funded, were:

                                                                % of Sales
                      FY 1998               $       866,390           4.1
                      FY 1997               $     1,005,183           5.3
                      FY 1996               $     1,175,890           6.5

              In FY 1998, the Company's research and development efforts were directed primarily toward basic research and the design of new fluidic nozzles intended for a variety of purposes resulting in the filing of a number of patent applications.

              In FY 1997 and FY 1996, the Company's research and development efforts were directed primarily toward the further development of fluidic air conditioning outlets for cars and light trucks, and the advancement of its knowledge of the workings of fluidic washer nozzles, including wind tunnel testing. These efforts resulted in a number of patent filings.

              Potential sales of products still in the development stage cannot be predicted since product capability and customer acceptance of the new technology are difficult to determine.


        Employees

              The Company averaged approximately 275 employees during FY 1998 and employed 278 people on a full-time basis on October 31, 1998. The increase from the 252 employed on October 25, 1997, was primarily in the manufacturing departments.


        Compliance with Environmental Regulations

              The Company believes it is in compliance with all known environmental regulations and has no plans for significant expenditures to meet these requirements in the future.


Item 2. PROPERTIES

              The Company entered into an amended lease in September 1993 for, in effect, all of the space at its facility in Columbia, Maryland, its principal location until April 16, 2004. The lease amendment further provides an option to continue the lease for an additional ten years or to purchase the premises at 94% of fair market value at the end of the initial term of the lease.

              The facility provides for the Company's current needs for manufacturing windshield washer and defroster nozzles at levels adequate to meet projected customer needs and for manufacturing committed air conditioning outlets. Additional space for warehousing, however, will be required in the near future.

              The Columbia facilities are currently utilized as follows:

              Manufacturing, Materials, Quality Control        66,264 sq. ft.
              Administration and Sales                          8,883 sq. ft.
              Laboratories and Engineering                     13,679 sq. ft.

                  Total Area                                   88,826 sq. ft.

              Beginning April 15, 1997, the Company leased for three years 1,617 sq. ft. of office space in Southfield, Michigan, to be used by its sales staff.


Item 3. LEGAL PROCEEDINGS

              None.


Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

              None were submitted during the fourth quarter of the Company's fiscal year.

                                     PART II


Item 5. MARKET FOR REGISTRANT'S STOCK AND RELATED STOCKHOLDER
        MATTERS


        Stock Price and Markets

              The common stock of the Company is traded in the "over-the-counter" market and is quoted on the NASD OTC Bulletin Board; symbol BOWE. The preferred stock is unregistered and is not publicly traded.

              The high and low bid and asked prices of the common stock over the last two fiscal years are listed below:

                                         Bid                        Asked
                                         ---                        -----

    FY                           High          Low           High          Low
    --                           ----          ---           ----          ---

   1997      1st Quarter         1 3/8         13/16         1 5/8         1 1/4
             2nd Quarter         1 3/8           5/8        1 9/16           3/4
             3rd Quarter         13/16          7/16           7/8          9/16
             4th Quarter         3 1/8           3/4         3 1/2           7/8

   1998      1st Quarter         1 3/4         1 1/4        2 1/16         1 3/8
             2nd Quarter         1 3/4        1 1/16         2 1/2         1 3/8
             3rd Quarter         1 3/4             1             2         1 3/8
             4th Quarter        1 1/32         23/32         1 1/2         1 1/8

        Note: The above quotes represent prices between dealers and do not include retail mark-up, mark-down, or commissions. They do not represent actual transactions.


              On December 8, 1998, the Board of Directors of the Company adopted a resolution authorizing the submission to the vote of the stockholders of the Company of a proposed amendment to the Articles of Incorporation of the Company under which all outstanding shares of common stock will be subject to a reverse stock split at the ratio of 1,000 shares of common stock before the reverse split to 1 share of common stock after the reverse split. The Board of Directors also adopted a resolution authorizing the redemption of all fractional shares of common stock resulting from the reverse stock split at the rate of $1,250 per post reverse split share. This proposed amendment to the Articles of Incorporation is pending subject to stockholder approval.

              Following the reverse stock split and purchase of resulting fractional shares of common stock, it is expected that the number of record shareholders of the Company's common stock will be reduced from approximately 430 (as of October 15, 1998) to less than 200. The number of holders of the Company's preferred stock will remain unchanged at approximately 18. As a result of the reduction in number of record shareholders below 300, the Company intends to suspend its obligation to file periodic reports with the Securities and Exchange Commission pursuant to section 15(d) of the Exchange Act of 1934.


        Approximate Number of Equity Security Holders

                                                       Approximate Number of
                                                           Record Holders
                       Title of Class                  (as of October 31, 1998)
                       --------------                  ------------------------

                        Common Stock
                       $.10 Par Value                              430

                       Preferred Stock
                        8% Cumulative                               18

              Included in the number of stockholders of record are shares held in "nominee" or "street" name.


        Dividends

              The Company has never paid cash dividends on its common stock. Payment of dividends on common stock is within the discretion of the Company's Board of Directors and will depend, among other factors, on current and forecasted earnings, investment requirements, and the financial condition of the Company.

              For information concerning dividends on preferred stock, see Note 6 of Notes to Consolidated Financial Statements.

Item 6.    SELECTED FINANCIAL DATA



                                        October 31, 1998   October 25, 1997    October 26, 1996   October 28, 1995  October 29, 1994
                                        ----------------   ----------------    ----------------   ----------------  ----------------


Net sales                                    $21,084,804        $18,842,673        $18,128,274        $16,972,876        $15,111,829

Net income                                       932,186          1,142,023            884,306          1,783,875          1,727,020

Basic earnings
  per share                                          .07                .08                .06                .14                .14

Diluted earnings
  per share                                          .06                .07                .05                .11                .11

Working capital                                5,389,165          5,414,955          4,649,328          4,296,368          3,126,959

Total assets                                  12,355,321         11,784,701         10,719,852          9,292,446          8,478,227

Long-term debt                                      --                 --                 --              202,811            512,831

Stockholders' equity                         $ 9,378,219        $ 8,511,429        $ 7,439,552        $ 6,629,891        $ 4,907,664

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS


        Results of Operations

                               FY 1998 vs. FY 1997

              Total FY 1998 sales of $21,084,804 increased 12% over FY 1997 sales of $18,842,673, almost all due to higher technical services sales. Net income for FY 1998 was $932,186, an 18% decrease from the FY 1997 net income of $1,142,023. The principal reasons for the decrease were higher manufacturing costs of the windshield washer nozzles and the unfavorable effect of the General Motors strike during the Company's third quarter.

              Product sales of light vehicle windshield washer and defroster nozzles increased 1.5% or $275,410 to $18,385,924 in FY 1998 from $18,110,514 in FY 1997. Sales of washer nozzles provided an increase of $595,206, while those of defroster nozzles decreased $319,797 due to declining sales of the related older vehicle models. Sales of washer nozzles to the Big Three U.S. car manufacturers were approximately equal to the prior year. The Company's third quarter sales of both washer and defroster nozzles in FY 1998 were significantly affected by the strike at the General Motors auto plants in June and July.

              The Company's operating plans for the 1999 fiscal year assume that production requirements for light vehicle production in North America will be approximately equal to FY 1998.

              Technical services sales increased 269% to $2,698,880 in FY 1998 from $732,159 in FY 1997. In FY 1998 tooling and design services included those related to the new air conditioning outlets scheduled to start production for two vehicles during the next two fiscal years and those for newly designed washer nozzles for future car production, both of which were an increase over the prior year.

              For the 1999 fiscal year, technical services are forecasted to be somewhat higher than FY 1998 due to continuing tooling sales related to the new air conditioning outlets and washer nozzles.

              Gross profit on total sales declined 15% to $4,938,956 in FY 1998 from $5,777,299 in FY 1997. As a percentage of total sales, gross profit was 23.4% in FY 1998 versus 30.7% in FY 1997. Manufacturing costs were higher as a number of newly designed washer nozzles began production and a number of initiatives were taken including the introduction of cell manufacturing to improve the manufacturing processes. The decline in sales due to the General Motors strike also caused the gross profit to decline. In addition, the significantly larger technical sales in FY 1998 described above versus FY 1997 which have essentially no profit margin negatively impacted the gross profit percentage on total sales. These sales are undertaken as a service to the Company's customers and are contracted so as to recover only projected costs.

              Selling, general and administrative expenses declined 13% in FY 1998 from FY 1997 due to the savings from the elimination of the higher sales commissions paid to the manufacturer's representatives and their replacement with the Company's own sales force in the Detroit area.

              Research and development costs decreased 14% to $866,390 in FY 1998 from $1,005,183 in the prior year due to a decline in the spending on the design and development of the automotive air conditioning outlets. The Company's plans call for the maintenance of this level of R&D spending in FY 1999.

              Interest income declined in FY 1998 due principally to lower cash and cash equivalents and investments available for sale. Other income increased because of higher royalties and license income generated by the sales of the Company's licensee outside North America.

              The provision for income taxes of $575,953 in FY 1998 reflects the lower income before taxes as compared to FY 1997. The effective income tax rate for FY 1998 was higher than FY 1997 due to increases in state taxes.


                               FY 1997 vs. FY 1996

              Total FY 1997 sales of $18,842,673 increased 4% above FY 1996 sales of $18,128,274. Net income for FY 1997 rose to $1,142,023, representing a 29% gain over FY 1996 net income of $884,306. Adjusting for the FY 1996 nonrecurring accrual of $760,000, (which reduced the Company's after-tax net income by $465,400) for the expenses related to the termination of the sales agreement with its manufacturer's representatives, net income for FY 1997 declined 15% principally due to higher application engineering and tooling costs.

              Product sales of light vehicle windshield washer and defroster nozzles increased 5% to $18,110,514 in FY 1997 from $17,292,030 in FY 1996. Higher volume of shipments of newly and previously designed washer nozzles to the Big Three U.S. car manufacturers as well as the transplant manufacturers in the U.S. was the reason for the gain, even though defroster outlet sales declined due to discontinuation of certain models. This 5% increase compares favorably with the 2% gain in North American light vehicle production during the same period.

              In contrast to the increase in product sales for FY 1997, technical services sales decreased 12% to $732,159 from FY 1996's $836,244. Sales of tooling for new windshield washer nozzles were down due to deferrals in the completion and approvals of these tooling programs.

              Gross profit on total sales declined 6% to $5,777,299 in FY 1997. The margin on sales diminished to 30.7% in FY 1997 from 33.8% in the previous fiscal year. The declines occurred principally due to increased application engineering expenses associated with the customization of new windshield and rear window washer nozzles. In addition, higher tooling costs over and above amounts billed to customers were incurred for the development and support of both washer nozzle and air conditioning outlet tooling projects.

              Selling, general and administrative expenses declined $548,359 or 15% in FY 1997 from FY 1996 because of the accrual in fiscal year 1996 of $760,000 for expenses related to the termination of the Company's sales agreement with its manufacturer's representatives. Excluding this nonrecurring accrual, selling, general and administrative expenses increased 7% in fiscal year 1997 principally due to professional fees for services related to strategic and financial planning for the Company.

              Research and development costs decreased 15% to $1,005,183 from $1,175,890 the previous fiscal year. Spending on various new product programs was cut back and larger amounts were spent on the design and development of the automotive air conditioning outlets.

              In FY 1997, the provision for income taxes was $657,420, reflecting the higher income before taxes and approximately the same effective tax rate as in the previous fiscal year.


        Liquidity and Capital Resources

              Current assets at the 1998 fiscal year end were $7,825,174 compared with $8,195,361 at the end of the prior fiscal year. The decline of $370,187 was principally related to the decline of $584,385 in cash and cash equivalents and investments available for sale partially offset by the addition of the income taxes receivable of $194,213.

              Inventories rose by 6% during the fiscal year. Finished goods were built up to reach more comfortable levels to meet the stringent customer service requirements, and the tooling work-in-process declined since the tools were completed and approved for sale.

              Current liabilities declined 12% or $344,397 as the remaining payments were made during FY 1998 for the liability associated with the termination of the Company's sales agreement with its manufacturer's representatives.

              The current ratio of 3.2:1 at the 1998 fiscal year end increased in comparison to the 2.9:1 ratio at the 1997 fiscal year end principally due to the decline in current liabilities.

              Cash provided by operating activities in the amount of $1,493,822 in fiscal year 1998 resulted principally from net income of $932,186 plus the non-cash charges for depreciation and amortization of $1,091,634 offset by an increase in working capital of $843,803.

              Funds were used for capital expenditures in the amount of $2,014,132 principally for production and computer equipment. The Company expects to spend approximately the same amount for capital expenditures in FY 1999. During the year, the Company sold $1,586,735 of U.S. Treasury Bills to meet working capital and capital expenditure requirements.
 .
              The Company's $1,000,000 short-term line of credit was not utilized during the fiscal year 1998 and had no balance outstanding at October 31, 1998. The preferred stock dividend was declared and paid in January 1998.

              The Company's cash flow, financial position, and credit facilities should provide an adequate base for working capital and production investment requirements resulting from projected production rates by North American automotive manufacturers, additional market penetration, and potential new products near term, including air conditioning outlets.


        Impact of Year 2000

              The management of the Company has considered the impact of the changeover before, during and after midnight, December 31, 1999, to January 1, 2000, on the handling of data and information, any related software, and functions of operations. Inadequate handling of the changeover could have a significant impact on the Company as follows:

              a) business systems - internal computer information system, CAD/CAM engineering design systems, payroll and personnel systems, and electronic data interchange (EDI) systems;

              b)  manufacturing, warehouse and support equipment;

              c) technical infrastructure, e.g. network, computer server, personal computers, and telephone systems;

              d)  production, service, and other suppliers;

              e) environmental support systems, e.g. security and maintenance systems;

              f) dedicated research and development systems.

              The changeover will have no direct impact on the Company's products themselves.
              The Company's management has addressed each one of the above issues where the impact applies and has in general either updated the system, acquired a new system, tested the system and found compliance, or been assured by the equipment or software manufacturer that the related items were in compliance. A timetable was established in 1997, and all the necessary steps have been taken and completed with respect to the Company's internal systems. The Company's suppliers have been surveyed to assess the status of their systems, focusing on those with the largest potential impact on the Company. Questionable areas with respect to the Company's customers and suppliers continue to be addressed.

              Aside from the acquisition of new systems which were considered to be necessary and timely for the future successful functioning of the business, the costs of the steps taken were not material to the Company's profitability or financial condition.

              The most reasonable likely worst cases if the changeover were not handled properly by the Company's systems or its suppliers would be loss of power and/or communications for a temporary period which would impact production. Since the Company provides its products to and communicates daily with the auto companies' assembly plants or their other suppliers, this loss could be a serious problem. The Company plans to build inventory to meet this short-term contingency and consider alternative means of communications. Any significant loss of revenue would be directly related to lost production by the North American auto companies, which is not considered probable and cannot be estimated at this time.


        Forward-Looking Statements

              This report contains certain forward-looking statements subject to risks and uncertainties which could cause actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this report.

Schedule A:  Relationship to Net Sales




                                                                                                           Percent Change of Dollars
                                                                                                                 Period-to-Period
                                                                               Percentage of Net Sales        Increase or (Decrease)

                                                                          FY 1998      FY 1997      FY 1996    1997-1998   1996-1997
                                                                          -------      -------      -------    ---------   ---------

Net sales                                                                  100.0        100.0        100.0        11.9          3.9

Direct labor, material and other product-related costs                      76.5         69.3         66.2        23.6          8.7

Selling, general and administrative expenses                                12.8         16.4         20.1       (13.0)       (15.1)

Research and development costs                                               4.1          5.3          6.5       (13.8)       (14.5)
                                                                           -----         ----         ----

Operating income                                                             6.6          8.9          7.2       (17.6)        27.8

Interest income                                                              0.3          0.6          0.5       (39.1)        31.5

Other income (expense) net                                                   0.3           --           --          --           --
                                                                           -----         ----         ----

Net income before taxes                                                      7.2          9.5          7.7       (16.2)        29.4
                                                                           =====         ====         ====

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



                                                                                                       Page

        Report of Independent Accountants...............................................................17

        Financial Statements:

              Consolidated Statements of Income.........................................................18

              Consolidated Balance Sheets...............................................................19

              Consolidated Statements of Changes in Stockholders' Equity................................20

              Consolidated Statements of Cash Flows.....................................................21

              Notes to Consolidated Financial Statements................................................22

                        REPORT OF INDEPENDENT ACCOUNTANTS





December 16, 1998

To the Board of Directors and Stockholders
         Bowles Fluidics Corporation


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Bowles Fluidics Corporation as of October 31, 1998, and October 25, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                                      PricewaterhouseCoopers LLP
Baltimore, Maryland

BOWLES FLUIDICS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME


                                                                      For the Years Ended

                                                     October 31,            October 25,            October 26,
                                                         1998                   1997                   1996

Product sales                                   $     18,385,924       $     18,110,514       $     17,292,030
Technical services sales                               2,698,880                732,159                836,244
                                                     -----------           ------------           ------------

Net sales                                             21,084,804             18,842,673             18,128,274

    Cost of sales                                     16,145,848             13,065,374             11,996,305
                                                      ----------             ----------             ----------

Gross profit                                           4,938,956              5,777,299              6,131,969

    Selling, general and
       administrative expenses                         2,691,141              3,094,769              3,643,128
    Research and development
       costs                                             866,390              1,005,183              1,175,890
                                                     -----------             ----------             ----------

Operating income                                       1,381,425              1,677,347              1,312,951

    Interest income                                       71,530                117,541                 89,401
    Other income (expense), net                           55,184                  4,555                (11,417)
                                                      ----------           ------------           ------------

Income before taxes                                    1,508,139              1,799,443              1,390,935

    Provision for income taxes                           575,953                657,420                506,629
                                                     -----------            -----------            -----------

Net income                                               932,186              1,142,023                884,306

    Preferred stock dividends
       accrued                                           (74,646)               (74,646)               (74,645)
                                                       ----------          ------------            -----------

Income applicable to common
    shareholders                                $        857,540       $      1,067,377       $        809,661
                                                     ===========              =========            ===========

Basic earnings per share                        $            .07       $            .08       $            .06
                                                   =============          =============        ===============

Diluted earnings per share                      $            .06       $            .07       $            .05
                                                   =============         ==============        ===============


The accompanying notes are an integral part of these financial statements.


BOWLES FLUIDICS CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                                             October 31,            October 25,
                                                                                  1998                   1997
                                                                                  ----                   ----
ASSETS

Current
    Cash and cash equivalents                                               $     1,734,261       $       755,525
    Investments available for sale                                                 --                   1,563,121
    Accounts receivable                                                           3,233,775             3,112,063
    Income taxes receivable                                                         194,213               --
    Inventories                                                                   2,263,144             2,130,615
    Other current assets                                                            399,781               634,037
                                                                                -----------           -----------

       Total current assets                                                       7,825,174             8,195,361
                                                                                 ----------            ----------

Property and equipment, net                                                       4,408,404             3,494,335

Other assets                                                                        121,743                95,005
                                                                                -----------          ------------

Total assets                                                                $    12,355,321       $    11,784,701
                                                                                 ==========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable - trade                                                $     1,109,902       $     1,122,437
    Accrued expenses                                                              1,326,107             1,609,807
    Income taxes payable                                                             --                    48,162
                                                                               ------------           -----------

       Total current liabilities                                                  2,436,009             2,780,406

Other liabilities                                                                   541,093               492,866
                                                                                -----------           -----------

Total liabilities                                                                 2,977,102             3,273,272
                                                                                 ----------            ----------

Commitments and contingencies

Stockholders' equity
    8% Convertible preferred stock                                                  933,080               933,080
    Common stock                                                                  1,268,501             1,264,001
    Additional paid-in capital                                                    2,732,833             2,728,083
    Retained earnings                                                             4,443,805             3,586,265
                                                                                 ----------            ----------

Total stockholders' equity                                                        9,378,219             8,511,429
                                                                                 ----------            ----------

Total liabilities and stockholders' equity                                  $    12,355,321       $    11,784,701
                                                                                 ==========            ==========

The accompanying notes are an integral part of these financial statements.




BOWLES FLUIDICS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                     Preferred Stock                Common Stock           Additional
                                                  Shares                         Shares                    Paid-in     Retained
                                   Total         (000's)         Amount         (000's)      Amount        Capital     Earnings
                                -----------      -------         ------         -------   ------------ -------------  ----------

Balance October 28, 1995        $ 6,629,891            933    $   933,080        12,610   $ 1,261,001   $ 2,726,583   $ 1,709,227

Preferred stock dividends           (74,645)                                                                              (74,645)

Net income                          884,306                                                                               884,306
                                -----------    -----------    -----------   -----------   -----------   -----------   -----------

Balance October 26, 1996          7,439,552            933        933,080        12,610     1,261,001     2,726,583     2,518,888

Stock options exercised               4,500                                          30         3,000         1,500

Preferred stock dividends           (74,646)                                                                              (74,646)

Net income                        1,142,023                                                                             1,142,023
                                -----------    -----------    -----------   -----------   -----------   -----------   -----------

Balance October 25, 1997          8,511,429            933        933,080        12,640     1,264,001     2,728,083     3,586,265

Stock options exercised               9,250                                          45         4,500         4,750

Preferred stock dividends           (74,646)                                                                              (74,646)

Net income                          932,186                                                                               932,186
                                -----------    -----------    -----------   -----------   -----------   -----------   -----------

Balance October 31, 1998        $ 9,378,219            933    $   933,080        12,685   $ 1,268,501   $ 2,732,833   $ 4,443,805
                                ===========    ===========    ===========   ===========   ===========   ===========   ===========


The accompanying notes are an integral part of these financial statements.

BOWLES FLUIDICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            For the Years Ended

                                                                 October 31,        October 25,        October 26,
                                                                     1998               1997               1996
                                                                     ----               ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                              $       932,186    $     1,142,023    $       884,306
       Adjustments to reconcile net income
       provided by operating activities:
          Depreciation and amortization                           1,091,634            960,346            750,449
          Deferred income taxes                                     332,759             (5,900)          (241,315)
          (Gain)/Loss on disposal of assets                           4,660             21,089              3,088
          Accretion of interest on investments                      (23,614)           (45,269)           (31,659)
                                                                 ----------         ----------         ----------
                                                                  2,337,625          2,072,289          1,364,869
                                                                  ---------          ---------          ---------
       Change in operating accounts:
          Accounts receivable                                      (121,712)          (336,405)           (14,264)
          Inventories                                              (132,529)          (144,550)           (86,719)
          Other assets                                              (26,447)           (74,958)          (122,381)
          Accounts payable                                          (12,535)            17,926            109,090
          Accrued expenses                                         (283,700)          (189,549)           537,235
          Income taxes                                             (242,375)             8,162            (71,441)
          Other liabilities                                         (24,505)           156,433            428,049
                                                                 ----------          ---------         ----------
                                                                   (843,803)          (562,941)           779,569
                                                                  ---------          ---------         ----------
Net cash provided by operating activities:                        1,493,822          1,509,348          2,144,438
                                                                  ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                         (2,014,132)        (1,027,780)        (1,321,331)
    Purchase of investments                                          --             (1,540,015)          (566,664)
    Patents and trademarks                                          (32,347)            (4,433)            --
    Proceeds from sale of equipment                                  10,054              1,441             --
    Proceeds from sale of investments                             1,586,735            600,000            700,000
                                                                  ---------         ----------         ----------
Net cash used in investing activities                              (449,690)        (1,970,787)        (1,187,995)
                                                                  ---------          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payment of debt                                          --                --              (271,669)
    Preferred stock dividends                                       (74,646)           (74,646)           (74,645)
    Proceeds from issuance of common stock                            9,250              4,500               --
                                                                 -----------        -----------        ----------
Net cash used by financing activities                               (65,396)           (70,146)          (346,314)
                                                                 -----------        ----------         ----------

Net increase(decrease) in cash and cash
equivalents                                                         978,736           (531,585)           610,129

CASH AND CASH EQUIVALENTS:
    - Beginning of period                                           755,525          1,287,110            676,981
                                                                 ----------          ---------         ----------
    - End of period                                         $     1,734,261    $       755,525    $     1,287,110
                                                                  =========         ==========          =========

The accompanying notes are an integral part of these financial statements.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL. The Company and its wholly owned subsidiary, Fluid Effects Corporation, operate on a 52/53-week fiscal year which ends on the last Saturday of October. The fiscal year 1998 has 53 weeks and fiscal years 1997 and 1996 have 52 weeks. Assets and liabilities, and revenues and expenses, are recognized on the accrual basis of accounting. Fluid Effects Corporation was merged into the Company as of April 6, 1998.

     CASH EQUIVALENTS. Cash equivalents are highly liquid investments with original maturities of 90 days or less.

     INVESTMENTS. Investments, which are available for sale, consist of U.S. Treasury Bills with original maturities over 90 days, but not greater than 365 days, and are carried at cost plus accrued interest, which approximates market.

     INVENTORY PRICING. Inventories are carried at the lower of cost (first-in, first-out) or market.

     PROPERTY, EQUIPMENT AND DEPRECIATION. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Depreciation is computed on the straight-line method for all assets based on the following estimated lives:

                                                      Years
                                                      -----

              Production machinery and equipment      3-10
              Office furniture and equipment          5-7
              Laboratory and machine shop equipment   3-10
              Leasehold improvements                  lease term

        Depreciation expense for the fiscal years ended 1998, 1997, and 1996 was $1,085,349, $939,678, and $711,282 respectively.

     PATENTS. Costs associated with obtaining United States patents are capitalized and amortized using the straight-line method over the life of the patent beginning with the date of issue or date of filing the application. The Company initially charges all costs associated with the acquisition of U.S. and foreign patents to expense, then capitalizes those costs related to U.S. patents upon issuance of those patents.

        Management reviews all of the patent costs and writes off any patents which are considered to be of no foreseeable economic benefit to the Company. The Company recognizes income from patent licenses in accordance with the respective payment terms of each license agreement.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  (continued)

     INCOME TAXES. The Company uses the asset and liability method for accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS. Certain 1996 and 1997 amounts have been reclassified to conform to the 1998 presentation.

     CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and cash investments. The Company's customer base includes the significant U.S. automotive manufacturers and a large number of automotive parts suppliers. The Company does not require collateral for its trade accounts receivable. However, the Company's credit evaluation process and reasonably short collection terms help to mitigate any concentration of credit risk. The Company also has cash investment policies that limit the amount of credit exposure to any one financial institution and require placement of investments in financial institutions evaluated as highly creditworthy.


 2.  INVENTORIES

        Inventories are comprised of:

                                                            1998                 1997
                                                       --------------      -------------

Raw material                                             $  720,084           $  620,567
Work and tooling in progress                                791,805            1,016,845
Finished goods                                              751,255              493,203
                                                         ----------           ----------
     Total                                               $2,263,144           $2,130,615
                                                         ==========           ==========

     Tooling in progress includes costs accumulated under short-term contracts to produce tooling for certain of the Company's customers of $598,193 and $865,700 in 1998 and 1997 respectively.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.PROPERTY AND EQUIPMENT, NET

        Property and Equipment, net, is comprised of:

                                                                    1998                  1997
                                                              --------------             --------

Production machinery and equipment                                 $6,328,351           $4,946,390
Office furniture and equipment                                      2,502,438            2,321,844
Laboratory and machine shop equipment                               1,586,801            1,428,516
Leasehold improvements                                                894,816              812,120
                                                               --------------           ----------
     Total property and equipment                                  11,312,406            9,508,870
Less accumulated depreciation                                      (6,904,002)          (6,014,535)
                                                                    ---------            ---------
     Property and equipment, net                                   $4,408,404           $3,494,335
                                                                    =========            =========


 4.  LINE OF CREDIT

        In May 1996, the Company entered into a fourth amended and restated agreement with Mercantile-Safe Deposit & Trust Company to reaffirm and extend its $1,000,000 line of credit until May 8, 1997, on an unsecured basis. At the Company's request and the Bank's discretion the line of credit was extended until May 8, 1999, and may be reaffirmed each year thereafter. The interest rate is Mercantile's prime rate, floating, which was 8% as of October 31, 1998. In addition, a 3/8% annual fee is assessed on the unused portion of this credit facility. Advances on the line of credit are limited to 85% of eligible accounts receivable and 40% of finished goods inventory. No amount was outstanding on this credit line at October 31, 1998, or October 25, 1997.

        In addition to the maintenance of certain financial ratios, the covenants of the fourth amended loan agreement require the Company's tangible net worth to be not less than $2,000,000 as of the close of each fiscal year.


 5.  DEBT

        No debt was outstanding as of October 31, 1998, and October 25, 1997. In February 1996 the unpaid balance of the then outstanding loan from Mercantile-Safe Deposit & Trust Company was paid in total.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.STOCKHOLDERS' EQUITY

        The 8% convertible preferred stock of the Company at October 31, 1998, and October 25, 1997, consists of 3,000,000 authorized shares, par value $1.00 per share, with 933,080 shares issued and outstanding on both dates.

        The common stock of the Company at October 31, 1998, and October 25, 1997, consists of 17,000,000 authorized shares, par value $.10 per share. On October 31, 1998, the shares issued and outstanding were 12,685,011, whereas on October 25, 1997, they were 12,640,011.

        The Company's preferred stock provides for an annual dividend of $.08 per share from the net earnings of the Company and is cumulative only for those years in which the Company has earnings, and $1.00 per share in liquidation before any distribution can be made to holders of common stock. If any dividends payable on the preferred stock with respect to any fiscal year of the Company are not paid for any reason, the rights of the holders of the preferred stock to receive payment of such dividends shall not lapse or terminate; but unpaid dividends shall accumulate and shall be paid without interest to the holders of the preferred stock when and as authorized by the Board of Directors before any dividends shall be paid on any other class of stock.

        The Company's preferred stock may at the option of the holder, at any time dividends are current, be converted into common stock of the Company at the conversion rate of four shares of common for each share of preferred. Additionally, the preferred stock is redeemable at par in whole or in part at the option of the Board of Directors at any time the dividends are current after a period of 10 years subsequent to issue. At October 31, 1998, 683,080 shares have been outstanding for more than 10 years and dividends are current, and thus can be redeemed. The common stock has one (1) vote per share and the preferred stock has four (4) votes per share.

     RESERVED SHARES. As of and for the three fiscal years in the period ended October 31, 1998, there were 300,000 shares of common stock reserved for issuance in connection with the Company's stock option plans. None of the authorized shares of common stock are reserved for conversion of preferred stock. Under the laws of the State of Maryland, the authorization of the preferred stock in itself provides the authorization of common stock necessary for conversion.

     QUASI-REORGANIZATION. Effective October 29, 1994, the Board of Directors approved a quasi-reorganization which had the impact of eliminating the retained earnings deficit as an adjustment to additional paid-in capital.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 7.  INCOME TAXES

        The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns. The provision for income taxes consisted of the following:

                                            1998                  1997                 1996
                                       ----------------       -------------        --------

Federal:
     Current                                   $195,218            $620,131             $678,938
     Deferred                                   292,675              (6,100)            (222,600)
                                               --------           ---------              -------
                                                487,893             614,031              456,338
                                                -------             -------              -------
State:
     Current                                     47,976              43,189               68,791
     Deferred                                    40,084                 200              (18,500)
                                               --------          ----------              -------
                                                 88,060              43,389               50,291
                                               --------            --------             --------
                                               $575,953            $657,420             $506,629
                                                =======             =======              =======

        The components of the deferred tax asset and liability for 1998 and 1997 were as follows:

                                                                            1998              1997
                                                                            ----              ----
Deferred tax assets:
     Accrued vacation and retirement programs                       $       43,818    $       83,600
     Non-deductible reserves                                               261,882           490,600
                                                                           -------           -------
        Total deferred tax assets                                          305,700           574,200
                                                                           -------           -------

Deferred tax liabilities:
     Property and equipment                                               (368,000)         (303,700)
                                                                           -------           -------
        Total deferred tax liabilities                                    (368,000)         (303,700)
                                                                           -------           -------

        Net deferred tax asset (liability)                          $      (62,300)   $      270,500
                                                                            =======          =======

          Reconciliation of the provisions for income taxes at the U.S. federal statutory rate to the effective tax expense were as follows:

                                                   1998               1997              1996
                                                ------------       ------------      -------

U.S. statutory income tax                           $512,767           $611,811     $472,918
State taxes, net of federal
  income tax benefit                                  58,736             28,637       33,711
Other, net                                             4,450             16,972           --
                                                   ---------           --------       ------

                                                    $575,953           $657,420     $506,629
                                                     =======            =======      =======

          Cash paid for income taxes was $489,000, $584,000, and $877,000 for 1998, 1997, and 1996 respectively.

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 8.  EARNINGS PER SHARE

        Effective October 26, 1997, the Company adopted Statement of Financial Accounting Standard No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the presentation of primary earnings per share (EPS) and fully diluted EPS with a presentation of basic EPS and diluted EPS. All earnings per share amounts presented in the financial statements here have been restated in accordance with SFAS 128.

        Basic earnings per share is determined based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share is determined based on the weighted average number of common shares outstanding and potential dilution of securities that could share in earnings.

        The following table sets forth the computation of basic and diluted earnings per share:

                                                                          For the Years Ended
                                                         -------------------------------------------------------

                                                           October 31,         October 25,        October 26,
                                                              1998                1997               1996
                                                         ----------------    ----------------   ----------------
Numerator:
Numerator for basic earnings per share:
 Income applicable to common
 shareholders                                               $   857,540         $ 1,067,377        $   809,661
Effect of dilutive securities:
   Preferred Stock Dividends                                     74,646              74,646             74,646
                                                           ------------        ------------       ------------
Numerator for diluted earnings per share
   Income applicable to common shareholders after
   assumed conversion                                       $   932,186         $ 1,142,023        $   884,306
                                                             ----------          ----------         ----------

Denominator:
Denominator for basic earnings per share:
   Weighted average shares outstanding
   during the period                                         12,660,294          12,633,764         12,610,011
Effect of dilutive securities:
   Employee Stock Options                                        32,160              48,607             91,887
   Assumed Conversion of Preferred Stock                      3,732,320           3,732,320          3,732,320
                                                            -----------         -----------        -----------
Denominator for diluted earnings per
share                                                        16,424,774          16,414,691         16,434,218
                                                             ----------          ----------         ----------

Earnings per Share:
         Basic                                           $          .07      $          .08     $          .06
                                                                    ===                 ===                ===

         Diluted                                         $          .06      $          .07     $          .05
                                                                    ===                 ===                ===

BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   9.  COMMITMENTS AND CONTINGENCIES

          The Company leases its facilities under non-cancelable operating leases which expire in 2004 for Columbia, Maryland, and in 2000 for Southfield, Michigan. As of October 31, 1998, minimum annual aggregate rentals are as follows:

                     Year Ended                                 Amount
                     ----------                                 ------
                        1999                                $   594,929
                        2000                                    572,831
                        2001                                    561,646
                        2002                                    561,646
                        2003                                    561,646
                     thereafter                                 257,421

Total minimum future rental payments                         $3,110,119

          Rent expense under all leases for 1998, 1997, and 1996 was $666,908, $644,008, and $626,565 respectively.

          Management is unaware of any pending legal proceedings which would have a material adverse effect on the financial statements of the Company.


  10.  EMPLOYEE BENEFIT PLANS

          On November 1, 1990, the Company adopted a defined contribution (401k) plan covering substantially all of its employees. Contributions and costs were determined by matching 50% of employee contributions up to 4% of each covered employee's earnings. As of April 1, 1994, the Company increased its matching contribution to 50% of the employee contributions up to 6% of each covered employee's earnings. The Company's contributions to the plan were $169,685, $151,314, and $119,640 in 1998, 1997, and 1996
       respectively.

          The Company has agreed to retirement programs for certain former officers providing for the payment of certain retirement benefits. The unfunded present value, at a discount rate of 7.5%, of these benefits accumulated as of October 31, 1998, amounts to approximately $323,000, of which $264,000 is included in other liabilities. Expenses related to these programs were $41,090 in 1998, $46,476 in 1997, and $44,000 in
       1996.


BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  11.  STOCK OPTIONS

          In May 1992, the Company adopted its key employee incentive stock option plan. Activity in the Company's incentive stock option plan was as follows:

                                                           1998           1997          1996
                                                         ---------      ---------     ------

Options outstanding, beginning of year                       70,000        180,000       180,000
Options granted                                               -             -              -


Options exercised                                           (45,000)       (30,000)         -
Options expired                                             (25,000)       (80,000)         -
                                                        -----------    -----------   -----------
Options outstanding, end of year                              -             70,000       180,000
                                                        ===========    ===========   ===========

          Options activities are at exercise prices ranging from $.15 to $.65 per share.

          Statement of Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) became effective for the Company in 1997. As allowed by FAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock option plans. FAS 123 requires the Company to present pro forma information as if the Company had accounted for stock options granted since December 15, 1995, under the fair value method of FAS 123. No pro forma information has been presented by the Company as no stock options have been issued since December 15, 1995, the effective date of FAS 123.

  12.  TERMINATION OF SALES AGREEMENT

          During the fiscal year 1996, the Company accrued $760,000 ($465,400 net of income taxes) for the termination in May 1997 of the sales agreement with its manufacturer's representatives. The payments commenced in May 1997 and were completed at May 14, 1998.

  13.  MAJOR CUSTOMERS

          Over 90% of the Company's production of nozzles is incorporated in vehicles produced by General Motors, Ford, and Chrysler, each of whom typically represents over 10% of the Company's sales volume. The Company is, therefore, substantially dependent upon the North American production requirements of these three automotive companies. In addition, the Company's customers required that a QS-9000-compliant quality system be developed and registered by an independent organization. In September 1996, the Company was assessed by Underwriters Laboratories Inc., received QS-9000 certification with ISO 9001 addendum as of December 20, 1996, and has maintained that certification since then.
BOWLES FLUIDICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  13.  (Continued)

          Three customers each had sales exceeding 10% of the Company revenues:

                          1998                  1997                  1996
                          ----                  ----                  ----

Customer A            $3,727,630            $3,819,124            $3,845,926
Customer B             2,977,928             3,506,208             2,378,921
Customer C             2,411,813             2,367,381             2,511,570

  14.  NEW ACCOUNTING PRONOUNCEMENTS

          The Financial Accounting Standards Board has issued the following Statements of Financial Standards ("FAS") which are not yet effective for the Company:

       o FAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATIVE INFORMATION

          This statement becomes effective for fiscal years beginning after December 15, 1997, and changes the way public companies report information about segments of their business in their financial statements and requires them to report selected segment information in their quarterly reports to stockholders. The Company intends to adopt the disclosure requirement by this statement for the year ending October 30, 1999.

       o  FAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING
          ACTIVITIES

          This statement becomes effective for fiscal years beginning after June 15, 1999. This standard establishes accounting and reporting standards for derivative instruments and hedging activities. The Company does not believe this new standard will have any impact on the Company upon adoption.

  15.  PROPOSED REVERSE STOCK SPLIT

          On December 8, 1998, the Board of Directors of the Company adopted a resolution authorizing the submission to the vote of the stockholders of the Company of a proposed amendment to the Articles of Incorporation of the Company under which all outstanding shares of common stock will be subject to a reverse stock split at the ratio of 1000 shares of common stock before the reverse split to 1 share of common stock after the reverse split. The Board of Directors also adopted a resolution authorizing the redemption of all fractional shares of common stock resulting from the reverse stock split at the rate of $1,250 per post reverse split share. This proposed amendment to the Articles of Incorporation is pending subject to stockholder approval.


Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


           None.

                                    PART III


Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors of the Registrant

      Information is included in the Proxy Statement for the Annual Meeting of Stockholders scheduled for April 7, 1999.

Executive Officers of the Registrant

     Name, Age and Position:               Business Experience During Past Five Years:

     William Ewing III                     Chairman of the Board since July 1996.  Responsible for the formation of
     Chairman of the Board                 overall corporate policy and planning.  Member of Board of Directors
     of Directors                          since 1985.  Previously Vice President and Treasurer of Reeves
        Age 52                             Industries, Inc., 1995-1997, and Managing Director of Chemical Bank,
                                           1992-1994.

     Ronald D. Stouffer                    President since March 1994.  Responsible for execution of the Company's
     President                             policies and for the Company's operations.  Executive Vice President
     Chief Executive Officer               responsible for engineering and manufacturing from 1982 to 1994.  Member
        Age 67                             of Board of Directors since 1978.  Joined the Company in 1967.

     Eric W. Koehler                       Appointed Executive Vice President and member of Board of Directors
     Executive Vice President              December 17, 1997, in charge of marketing, sales, and engineering
        Age 36                             functions.  Previously Vice President, Marketing, since March 1994, responsible for marketing and sales functions.  Director of Marketing,
                                           1990-1994.  Joined the Company in 1989.

     Melvyn J. L. Clough                   Vice President, Operations, since joining the Company in November 1995.
     Vice President,                       Responsible for manufacturing operations including industrial engineering
     Operations                            and tooling.  Previously Engineering Manager for  A. Raymond, Inc.,
        Age 51                             1992-1995.

     Richard W. Hess                       Vice President, Automotive Products Engineering, since April 1998.
     Vice President,                       Responsible for the Company's engineering of automotive products.
     Engineering                           Previously Vice President, Engineering, since joining the Company in 1992.
        Age 55



 Executive Officers of the Registrant (continued)

     Name, Age and Position:               Business Experience During Past Five Years:
     -----------------------               -------------------------------------------

     Eleanor M. Kupris                     Vice President, Administration, since 1982.  Corporate Secretary since
     Secretary and Vice Presi-             March 1992.  Responsible for purchasing and personnel.  Joined the
     dent, Administration                  Company in 1966.
        Age 57

     David A. Quinn                        Vice President, Finance, and Treasurer since joining the Company in
     Vice President,                       October 1993.  Responsible for treasury, accounting and financial
     Finance, and Treasurer                planning functions.  Previously CFO for Bruning Paint Company, 1991-1993.
        Age 62

     Dharapuram N. Srinath                 Vice President, Advanced Engineering, since April 1998.  Responsible for
     Vice President,                       the development of new products, other than automotive, and research and
     Advanced Engineering                  development.  Previously Vice President, Quality Assurance, from March
        Age 47                             1995, and Director of Quality Assurance and Product Reliability,
                                           1992-1995.  Joined the Company in 1978.

     Arlene M. Hardy                       Corporate Controller since 1990.  Responsible for accounting functions.
     Corporate Controller                  Joined the Company in 1986.
        Age 51

     The names, ages and positions of all of the executive officers of the Company are listed above, along with their business experience during the past five years. Officers are appointed annually by the Board of Directors at its meeting immediately following the Annual Meeting of Stockholders.
     There are no family relationships among any of the officers of the Company, nor any arrangements or understanding between any such officers and another person pursuant to which they were elected as officers.

Item 11.      EXECUTIVE COMPENSATION

     Information is included in the Proxy Statement for the Annual Meeting of Stockholders scheduled for April 7, 1999.

Item 12.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Information is included in the Proxy Statement for the Annual Meeting of Stockholders scheduled for April 7, 1999.

Item 13.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Information is included in the Proxy Statement for the Annual Meeting of Stockholders scheduled for April 7, 1999.


                                       32




                                     PART IV


Item 14.     EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K


       (a)   1    Financial Statements

                      Included in Part II of this report:

                           Report of Independent Accountants

                           Consolidated Statements of Income for the three years ended October 31, 1998, October 25, 1997, and October
                           26, 1996

                           Consolidated Balance Sheets at October 31, 1998, and
                           October 25, 1997

                           Consolidated Statements of Changes in Stockholders'
                           Equity for the three years ended October 31, 1998, October 25, 1997, and October 26, 1996

                           Consolidated Statements of Cash Flows for the three years ended October 31, 1998, October 25, 1997, and
                           October 26, 1996

                           Notes to Consolidated Financial Statements

       (a)   2    Financial Statements Schedules

                      Schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

       (b)   Reports on Form 8-K

                  A Form 8-K was filed on October 6, 1998, during the fourth quarter of the Company's fiscal year indicating the unanimous election at an informal meeting of the Board of Directors on July
             14, 1998, and confirmed at a meeting of the Board on September 22, 1998, of Frederic Ewing II, James Parkinson, and Neil T. Ruddock to the Board of Directors to serve until the next Annual Meeting of Stockholders.


                                       33




                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange
Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      BOWLES FLUIDICS CORPORATION

                                                      BY:

                                                      Chairman of
                                                     the Board and
-------------------------------                         Director                ----------------------------------
William Ewing III                                                                              Date

                                                     President and
-------------------------------                         Director                ----------------------------------
Ronald D. Stouffer                                                                             Date
                                                       Executive
                                                   Vice President and
-------------------------------                         Director                ----------------------------------
Eric W. Koehler                                                                                Date

                                                     Vice President
-------------------------------                         Finance                 ----------------------------------
David A. Quinn                                                                                 Date


-------------------------------                   Corporate Controller          ----------------------------------
Arlene M. Hardy                                                                                Date


-------------------------------                         Director                ----------------------------------
David C. Dressler                                                                              Date


-------------------------------                         Director                ----------------------------------
Frederic Ewing II                                                                              Date


-------------------------------                         Director                ----------------------------------
Jim Parkinson                                                                                  Date


-------------------------------                         Director                ----------------------------------
Neil T. Ruddock                                                                                Date


 [ARTICLE]                             5
 [RESTATED]
 [CIK]                                 0000013585
 [NAME]                                BOWLES FLUIDICS CORPORATION
 [MULTIPLIER]                          1

 [FISCAL-YEAR-END]                     Oct-31-1998
 [PERIOD-END]                          Oct-31-1998
 [PERIOD-TYPE]                         12-mos
 [CASH]                                                       1,734,261
 [SECURITIES]                                                         0
 [RECEIVABLES]                                                3,427,988
 [ALLOWANCES]                                                         0
 [INVENTORY]                                                  2,263,144
 [CURRENT-ASSETS]                                             7,825,174
 [PP&E]                                                      11,312,406
 [DEPRECIATION]                                               6,904,002
 [TOTAL-ASSETS]                                              12,355,321
 [CURRENT-LIABILITIES]                                        2,436,009
 [BONDS]                                                              0
 [COMMON]                                                     1,268,501
 [PREFERRED-MANDATORY]                                                0
 [PREFERRED]                                                    933,080
 [OTHER-SE]                                                   7,176,638
 [TOTAL-LIABILITY-AND-EQUITY]                                12,355,321
 [SALES]                                                     21,084,804
 [TOTAL-REVENUES]                                            21,084,804
 [CGS]                                                       16,145,848
 [TOTAL-COSTS]                                               19,703,379
 [OTHER-EXPENSES]                                              (126,714)
 [LOSS-PROVISION]                                                     0
 [INTEREST-EXPENSE]                                                   0
 [INCOME-PRETAX]                                              1,508,139
 [INCOME-TAX]                                                   575,953
 [INCOME-CONTINUING]                                            932,186
 [DISCONTINUED]                                                       0
 [EXTRAORDINARY]                                                      0
 [CHANGES]                                                            0
 [NET-INCOME]                                                   932,186
 [EPS-PRIMARY]                                                     0.07 <F1>
 [EPS-DILUTED]                                                     0.06

[FN]
<F1> EPS-BASIC

                                                                       Exhibit 6

   PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT AND BUYBACK
               OF FRACTIONAL SHARES ON THE COMPANY'S BALANCE SHEET
                      AS OF THE MOST RECENT FISCAL YEAR END

                           BOWLES FLUIDICS CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                                          October 31, 1998
                                          -------------------------------------------------
                                                           Reverse Split
                                                             & Buyback
                                             Reported       Adjustments       Pro Forma
                                          -------------------------------------------------

ASSETS
Current
    Cash and cash equivalents                   $1,734,261      ($212,656)      $1,521,605
    Accounts receivable                          3,233,775                        3,233,775
    Income taxes receivable                       194,213                          194,213
    Inventories                                  2,263,144                        2,263,144
    Other current assets                           399,781                          399,781
                                          -------------------------------------------------

       Total current assets                      7,825,174       (212,656)        7,612,518
                                          -------------------------------------------------

Property and equipment, net                      4,408,404                        4,408,404

Other assets                                       121,743                          121,743
                                          -------------------------------------------------

Total assets                                   $12,355,321      ($212,656)      $12,142,665
                                          =================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable - trade                    $1,109,902                       $1,109,902
    Accrued expenses                             1,326,107                        1,326,107
                                          ----------------                 ----------------

       Total current liabilities                2,436,009                        2,436,009

Other liabilities                                  541,093                          541,093
                                          ----------------                 ----------------

Total liabilities                                2,977,102                        2,977,102
                                          ----------------                 ----------------

Commitments and contingencies

Stockholders' equity
    8% Convertible preferred stock                 933,080                          933,080
    Common stock                                 1,268,501       ($17,012)        1,251,489
    Additional paid-in capital                   2,732,833        (36,651)        2,696,182
    Retained earnings                            4,443,805       (158,992)        4,284,813
                                          -------------------------------------------------

Total stockholders' equity                       9,378,219       (212,656)        9,165,563
                                          -------------------------------------------------

                                 Exhibit 6 - 1


Total liabilities and stockholders' equity                     $12,355,321      ($212,656)      $12,142,665
                                                          =================================================


Common stock book value                                         $8,445,139      ($212,656)       $8,232,483
Number of common shares outstanding                             12,685,011    (12,672,496)           12,515
    Per share                                                        $0.67                          $657.81



                                 Exhibit 6 - 2

                           BOWLES FLUIDICS CORPORATION
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


REVERSE SPLIT AND BUYBACK ADJUSTMENTS

1.    Balance Sheet:  October 31, 1998

      The pro forma balance sheet reflects the reduction in cash and cash equivalents and the decrease in stockholders' equity of $212,656 resulting from the buyback of estimated fractional common shares (170,125 shares) after the 1-for-1,000 reverse common stock split at $1,250 per share, as if the buyback occurred at October 31, 1998.

      The retained earnings adjustment of $158,992 reflects the total adjustment of stockholders' equity of $212,656 net of the par value of the related common stock and a pro rata portion of the additional paid-in capital. The reduction of retained earnings represents the net payout of historical earnings based on the fair market value of the fractional shares acquired.

      The pro forma book value per share reflects the lower common stock book value and the lower number of common shares outstanding after the split and buyback.


                                 Exhibit 6 - 3

                                                                                                          Exhibit 7

                  PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT AND BUYBACK OF
                       FRACTIONAL SHARES ON THE COMPANY'S CONSOLIDATED STATEMENT OF INCOME,
                        EARNINGS PER SHARE AMOUNTS, AND RATIO OF EARNINGS TO FIXED CHARGES
                                        FOR THE MOST RECENT FISCAL YEAR END

                                            BOWLES FLUIDICS CORPORATION
                                    PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                           For the Year Ended October 31, 1998
                                                 --------------------------------------------------------
                                                                     Reverse Split
                                                                       & Buyback
                                                      Reported        Adjustments        Pro Forma
                                                 --------------------------------------------------------
Product sales                                           $18,385,924                          $18,385,924
Technical services sales                                  2,698,880                            2,698,880
                                                 -------------------                ---------------------

Net sales                                                 21,084,804                           21,084,804

   Cost of sales                                          16,145,848                           16,145,848
                                                 -------------------                ---------------------

Gross profit                                               4,938,956                            4,938,956

   Selling, general and
       administrative expenses                             2,691,141                            2,691,141
   Research and development
       costs                                                 866,390                              866,390
                                                 -------------------                ---------------------

Operating income                                           1,381,425                            1,381,425

   Interest income                                            71,530      ($10,845)                60,685
   Other income (expense), net                                55,184                               55,184
                                                 --------------------------------------------------------

Income before income taxes                                 1,508,139       (10,845)             1,497,294

   Provision for income taxes                                575,953        (4,142)               571,811
                                                 --------------------------------------------------------

Net income                                                   932,186        (6,703)               925,483

   Preferred stock dividends
      accrued                                              (74,646)               0             (74,646)
                                                 --------------------------------------------------------

Income applicable to common
   shareholders                                             $857,540       ($6,703)              $850,837
                                                 ========================================================

Basic earnings per share:
   Income applicable to common
      shareholders                                          $857,540       ($6,703)              $850,837
                                                 --------------------------------------------------------
   Weighted average of common
      shares outstanding                                  12,660,294   (12,647,804)                12,490

        Basic earnings per share                               $0.07                               $68.12
                                                 ===================                =====================

Diluted earnings per share:
   Net income                                               $932,186       ($6,703)              $925,483
                                                 --------------------------------------------------------
   Weighted average of common
      shares outstanding                                  12,660,294   (12,647,804)                12,490
   Add: Assumed conversion of
             preferred stock                               3,732,320    (3,728,588)                 3,732
           Assumed exercise of
             stock options                                   32,160        (32,128)                   32
                                                 --------------------------------------------------------
   Number of common shares
      outstanding adjusted                                16,424,774   (16,408,520)                16,254
                                                 --------------------------------------------------------

        Diluted earnings per share                             $0.06                               $56.94
                                                 ===================                =====================

Ratio of earnings to fixed charges               N/a                                N/a

                           BOWLES FLUIDICS CORPORATION
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


REVERSE SPLIT AND BUYBACK ADJUSTMENTS


1.    Income Statement:  Year Ended October 31, 1998

      The pro forma income statement reflects the reduction in interest income, net of income taxes, to give effect to the $212,656 reduction of cash and cash equivalents to acquire the estimated fractional common shares outstanding (170,125 shares) after the 1-for-1000 reverse common stock split at $1,250 per share, as if the reverse split and buyback occurred at October 31, 1998.

      The pro forma basic and diluted earnings per share reflect the lower net income and the lower number of common shares outstanding after the reverse stock split and buyback of fractional common shares at $1,250 per share.


                                 Exhibit 7 - 1

                                                                       Exhibit 8

                           Bowles Fluidics Corporation
                                 PROXY STATEMENT
           PROPOSED AMENDMENT TO COMPANY'S ARTICLES OF INCORPORATION,

       REVERSE STOCK SPLIT AND PURCHASE OF ANY RESULTING FRACTIONAL SHARES


     A special meeting of the stockholders of Bowles Fluidics Corporation (the "Company") has been called by the Board, to occur at 10:00 a.m. on April 14, 1999, at the Company's executive offices located at 6625 Dobbin Road in Columbia, Maryland, for the purpose of considering and voting upon a proposed amendment to the Company's Articles of Incorporation (the "Proposed Amendment") which would authorize a reverse split of Company's Common Stock, par value $0.10 per share (the "Common Stock") in the ratio of 1,000 shares of "Old Common Stock" to 1 share of "New Common Stock"; that is, each 1,000 shares of Old Common Stock would be converted to one share of New Common Stock. As used in this Proxy Statement, the term "Old Common Stock" refers to the Common Stock BEFORE the proposed reverse stock split and the term "New Common Stock" refers to the Common Stock FOLLOWING the proposed reverse stock split. The par value of the New Common Stock would be adjusted to $100 per share. Any fractional shares of Common Stock resulting from the reverse stock split will be purchased from the holders thereof at the rate of $1,250 per whole share of New Common Stock (the "Purchase Price").

     THE BOARD RECOMMENDS TO THE COMPANY'S STOCKHOLDERS APPROVAL OF THE PROPOSED AMENDMENT.

     The Proposed Amendment must be approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. Holders of Common Stock are entitled to cast one vote for each share of Common Stock. Holders of the Company's Preferred Stock are entitled to cast four votes for each share of Preferred Stock.

     William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II (the "Affiliated Stockholders), each of whom is an officer or a Director of the Company (or both) control in the aggregate sufficient votes to assure approval of the Proposed Amendment. The Affiliated Stockholders have stated that they intend to vote in favor of the Proposed Amendment authorizing the reverse stock split. See "SPECIAL FACTORS - EFFECT UPON CERTAIN AFFILIATES OF THE COMPANY" and "FAIRNESS OF THE TRANSACTION - NUMBER OF VOTES REQUIRED TO APPROVE PROPOSED AMENDMENT; NO APPRAISAL RIGHTS; INTENT OF AFFILIATED STOCKHOLDERS TO VOTE IN FAVOR OF PROPOSED AMENDMENT".

     In determining the price to be paid for fractional shares of Common Stock following the reverse stock split, the Board relied upon the recommendation of a special committee of independent directors of the Board (the "Special Committee") and the opinion of Ferris, Baker Watts, Incorporated as to the fairness of the Purchase Price. This fairness opinion and the factors considered by the Board are described in greater detail below under the heading "Fairness of Transaction; Procedures".

     The accompanying Proxy is solicited by the management of Company. Any expense of this solicitation will be borne by the Company.

     This Proxy Statement is furnished by mail to the stockholders by the management of the Company on whose behalf this solicitation of proxies is being made for use at the Special Meeting of Stockholders to be held on April 14, 1999, at the Company's executive offices. This Proxy Statement and the Proxy are being mailed on or about March 15, 1999, to all of the Company's stockholders of record at the close of business on March 8, 1999 (the "Record Date").

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OF ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                    This Proxy Statement is dated March 15, 1999

                               TABLE OF CONTENTS

   SUMMARY........................................................................................................1
   PROPOSED AMENDMENT TO COMPANY'S ARTICLES OF INCORPORATION,.....................................................1
   AVAILABLE INFORMATION..........................................................................................2
   ADDITIONAL INFORMATION.........................................................................................2
SPECIAL FACTORS...................................................................................................3
   PURPOSE OFREVERSE STOCK SPLIT; EFFECT UPON THE COMPANY.........................................................3
   ALTERNATE METHODS OF ACHIEVING PURPOSE.........................................................................3
   EFFECT UPON CERTAIN AFFILIATES OF THE COMPANY..................................................................4
   EFFECT UPON UNAFFILIATED SHAREHOLDERS..........................................................................5
   FEDERAL INCOME TAX TREATMENT OF PURCHASE OF FRACTIONAL SHARES..................................................6
FAIRNESS OF THE TRANSACTION; PROCEDURES...........................................................................7
   SPECIAL COMMITTEE..............................................................................................7
   AFFILIATED STOCKHOLDERS........................................................................................8
   OTHER FACTORS CONSIDERED BY THE BOARD..........................................................................8
   NUMBER OF VOTES REQUIRED TO APPROVE PROPOSED AMENDMENT; NO APPRAISAL RIGHTS; INTENT OF AFFILIATED STOCKHOLDERS
   TO VOTE IN FAVOR OF PROPOSED AMENDMENT........................................................................10
   NO FIRM OFFERS TO MERGE OR ACQUIRE COMPANY....................................................................10
   FAIRNESS OPINION..............................................................................................10
   VALUATION METHODOLOGIES.......................................................................................12
THE COMPANY......................................................................................................14
   PAYMENT OF PURCHASE PRICE; EFFECT ON COMPANY..................................................................15
   CERTAIN OWNERSHIP INTERESTS IN SECURITIES OF THE COMPANY......................................................15
   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECTTO THE COMPANY'S SECURITIES.............................17
THE COMPANY'S COMMON STOCK.......................................................................................18
   TERMS OF THE PROPOSED REVERSE STOCK SPLIT.....................................................................18
   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION............................................................19
   COSTS AND EXPENSES OF TRANSACTION.............................................................................19
   PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION........................19
   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED TO PROMOTE REVERSE STOCK SPLIT..............................19
   EXCHANGE OF STOCK CERTIFICATES; PAYMENT OF PURCHASE PRICE FOR FRACTIONAL SHARES...............................20
   FINANCIAL INFORMATION.........................................................................................20
OTHER BUSINESS...................................................................................................21

                                     SUMMARY

PROPOSED AMENDMENT TO COMPANY'S ARTICLES OF INCORPORATION,
REVERSE STOCK SPLIT AND PURCHASE OF ANY RESULTING FRACTIONAL SHARES


     A special meeting of the stockholders of the Company has been called by the Board, to occur at 10:00 a.m. on April 14, 1999, at the Company's offices located at 6625 Dobbin Road in Columbia, Maryland, for the purpose of considering and voting upon a proposed amendment to the Company's Articles of Incorporation (the "Proposed Amendment") which would authorize a reverse split of Company's Common Stock, par value $0.10 per share (the "Common Stock") in the ratio of 1,000 shares of "Old Common Stock" to 1 share of "New Common Stock"; that is, each 1,000 shares of Old Common Stock would be converted to one share of New Common Stock. As used in this Proxy Statement, the term "Old Common Stock" refers to the Common Stock BEFORE the proposed reverse stock split and the term "New Common Stock" refers to the Common Stock FOLLOWING the proposed reverse stock split. The par value of the New Common Stock would be adjusted to $100 per share.


     The Board recommends to the Company's stockholders approval of the Proposed Amendment.


     Any fractional shares of Common Stock resulting from the reverse stock split will be purchased from the holders thereof at the rate of $1,250 per whole share of New Common Stock.

       In determining the price to be paid for fractional shares of Common
Stock following the reverse stock split, the Board relied upon the recommendation of a special committee of independent directors of the Board (the "Special Committee") and the opinion of Ferris, Baker Watts, Incorporated as to the fairness of the purchase price. This fairness opinion is discussed in greater detail below under the heading "Fairness of Transaction; Procedures" and a copy of the opinion is attached hereto as Exhibit 1.


     THE PROPOSED REVERSE STOCK SPLIT DOES NOT INCLUDE THE COMPANY'S PREFERRED STOCK. However, following the reverse stock split, the right to convert one share of Preferred Stock into four shares of Common Stock will be adjusted to take the reverse stock split into account such that each share of Preferred Stock may be converted into 1/250th share of New Common Stock; similarly, holders of Preferred Stock will have 1/250th vote for each share of Preferred Stock.

        The Proxy is revocable upon your written notice to the Secretary of the Company at any time prior to the exercise of the authority granted thereby, and it shall be suspended if you are present at the meeting and elect to vote in person.



     On the Record Date for voting at the meeting, the Company had outstanding 12,685,011 shares of Common Stock, par value $0.10, and 933,080 shares of voting 8% Convertible Preferred Stock, par value $1.00. Each share of Preferred Stock is convertible into four shares of Common Stock at any time by the Preferred Stockholder and at the option of the Company ten years after the date of original issue if the dividends are current. The Company also had outstanding on the Record Date no incentive stock options. The Company has never paid a dividend on the Common Stock. The Company paid a dividend of $0.08 per share on the Preferred Stock under its indenture for fiscal years 1986, 1987, 1988, 1989, and 1992. A Preferred Stock dividend related to the Company's earnings for fiscal years 1989 and 1992, aggregating $94,640, was paid on March 19, 1993, and dividends related to earnings in 1993, 1994, 1995, 1996 and 1997 in the amounts of $74,646 were paid to the holders of Preferred Stock on December 15 in each of 1993, 1994, and 1995, January 24, 1997, January 15, 1998, and January 15, 1999.

     The holders of Common Stock of record at the close of business on the Record Date fixed by the Board of Directors of the Company (the "Board") pursuant to the By-Laws will be entitled to one vote per share, for a total of 12,685,011 votes, and the holders of the Preferred Stock of record on the same day will be entitled to four votes per share, or 3,732,320 votes, for an aggregate of

16,417,331 votes on all business of the meeting, including adoption of the proposed amendment to the Company's Articles of Incorporation. The presence in person or by proxy of the stockholders entitled to cast a majority of all of the votes entitled to be cast at the meeting shall constitute a quorum for the transaction of business at the meeting. The adoption of the Proposed Amendment requires a two-thirds vote of all votes entitled to be cast. Any failure to cast a vote or abstention will be counted as a negative vote.



     William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II (the "Affiliated Stockholders), each of whom is an officer or a Director of the Company (or both) control in the aggregate sufficient votes to assure approval of the Proposed Amendment. The Affiliated Stockholders have stated that they intend to vote in favor of the Proposed Amendment authorizing the reverse stock split. Accordingly, it is expected that the Proposed Amendment will receive the necessary approval from stockholders entitled to vote on the question.

     The transaction is NOT structured so that approval of at least a majority of unaffiliated stockholders is required. Section 3-602 of the Corporations and Associations Article of the Annotated Code of Maryland requires that certain transactions involving reclassification of securities (including reverse stock splits) must be approved by two-thirds of the votes entitled to be cast by unaffiliated stockholders. The Company is exempt from such provisions of law because it had an existing interested stockholder on July 1, 1983, and the Company has not elected to be subject to the requirements of said Section 3-602. The Company has not voluntarily structured the transaction to require the approval of at least a majority of unaffiliated stockholders because it is not required by law to do so and believes that the Purchase Price is fair to unaffiliated stockholders.
     ALL STOCKHOLDERS SHOULD CAREFULLY READ THE ENTIRE PROXY STATEMENT FOR A MORE COMPLETE DESCRIPTION OF THE PROPOSED AMENDMENT, THE REVERSE STOCK SPLIT, THE PURCHASE OF FRACTIONAL SHARES OF COMMON STOCK RESULTING FROM THE REVERSE STOCK SPLIT AND EFFECTS OF SUCH PURCHASE. THIS PROXY STATEMENT ALSO CONTAINS A DESCRIPTION OF THE FAIRNESS OPINION OF FERRIS, BAKER WATTS, INCORPORATED AND A COPY OF SUCH OPINION.

AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, on payment of prescribed charges. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov.

ADDITIONAL INFORMATION

     The Company and the Affiliated Stockholders have prepared and filed with the Securities and Exchange Commission SEC Schedule 13E-3 in connection with the proposed reverse stock split, which sets forth certain information about the Company and the proposed reverse stock split. A copy of Schedule 13E-3 and other periodic reports filed with the SEC are available from: Eleanor M. Kupris, Secretary of the Company or may be obtained through the Securities and Exchange Commission's website at www.sec.gov. Additional questions regarding the proposed amendment to the Company's Articles of Incorporation which would authorize the reverse stock split and purchase of fractional shares following the reverse stock split may be directed to Counsel to the

Company, Ronald S. Schimel, Esquire, Miles & Stockbridge P.C., 9881 Broken Land Parkway, Columbia, MD 21044, telephone: 410-381-6000.


                                 SPECIAL FACTORS

     PURPOSE OF REVERSE STOCK SPLIT; EFFECT UPON THE COMPANY.


     The purpose of the reverse stock split and purchase of the resulting fractional shares is to reduce the number of record stockholders to fewer than 300, thereby allowing the Company to suspend its obligation to file periodic reports under Section 15(d) of the Securities and Exchange Act of 1934, such as SEC Forms 10-K, 10-Q and 8-K. The Board believes that such action is in the best interests of the Company because such reports allow the Company's limited number of customers and competitors who are concentrated in a single industry to obtain information concerning the Company's profit margins, patent positions and operations which, in the Company's opinion, has or may have an adverse effect on the Company's performance. In addition, the out-of-pocket and internal costs to the Company associated with the preparation and filing of these periodic reports, when compared to the limited number of stockholders is, in the Company's opinion, unwarranted.

     The Company incurs costs related to its status as a public reporting corporation under the federal securities laws, including indirect costs as a result of, among other things, the Company personnel, including management, expending time to prepare and review various filings, furnish information to stockholders, and attending to other related stockholders matters. Termination of the Company's obligation to file periodic reports will eliminate the costs and expenses of such federal securities filings and reduce the amount of time and attention devoted by management to such reports and activities. The Company estimates that, upon termination of its obligation to file periodic reports with the Securities and Exchange Commission, it will achieve savings of approximately $65,000 to $75,000 annually.

     The Company determined to achieve its purpose through a reverse stock split because it believes that this structure is the simplest and most economical means of reducing the number of holders of the Company's Common Stock below 300, thereby achieving its goal of terminating its obligation to file periodic reports with the Securities and Exchange Commission. In addition, the Company believes that the reverse stock split and purchase of fractional shares of the New Common Stock will provide an easy and cost effective way for shareholders holding less than one share of New Common Stock (1,000 shares of Old Common Stock) to dispose of such shares at a fair price and without incurring brokerage commissions and other transaction costs. The Company believes that implementing the reverse stock split at this time so that it can terminate its obligation to file periodic reports with the Securities and Exchange Commission will improve its future performance.


     Upon consummation of the reverse stock split, the Company anticipates that the number of record stockholders of the Company will be reduced from approximately 430 (as of October 15, 1998) to less than 200 and the Company will achieve the purposes of the reverse stock split described above.

ALTERNATE METHODS OF ACHIEVING PURPOSE.


     The Company considered two alternate means to accomplish its objective of suspending its obligation to file such periodic reports.

         TENDER OFFER. The Board considered making a tender offer for shares of Common Stock in order to reduce the number of record holders of Common Stock below 300. This alternative was viewed as undependable, however, because it was not certain that the Company would sufficiently reduce the number of its record stockholders to achieve its objective of less than 300 shareholders. The costs which might be incurred in connection with such a tender offer also appeared to be considerably higher than the costs expected to be incurred in connection with the reverse stock split.

         MERGER. The Board also considered the possibility of a "cash out" merger. However, the anticipated costs of such a merger (including cost of obtaining the requisite shareholder approvals and purchase of Common Stock) were also expected to be higher than the costs expected to be incurred in connection with the reverse stock split.


     EFFECT UPON CERTAIN AFFILIATES OF THE COMPANY.

     Set forth in the following table are the number of shares of Common Stock currently owned or controlled by certain officers or directors of the Company (the "Affiliated Stockholders"), the percentage of total shares outstanding, the number of shares expected to be owned, and the percentage of total shares expected to be outstanding following the proposed reverse stock split.


---------------------------------- ---------------------------------- ----------------------------------
                                        SHARES CURRENTLY OWNED             SHARES OWNED POST SPLIT
---------------------------------- ---------------------------------- ----------------------------------
         NAME AND TITLE                NUMBER         % OF TOTAL          NUMBER         % OF TOTAL
                                                         SHARES                             SHARES
---------------------------------- ---------------- ----------------- ---------------- -----------------

William Ewing, III, Chairman of        437,329 (1)               3.4          436 (1)               3.5
the Board of Directors,              8,697,829 (2)              68.6        8,680 (2)              69.4
Controlling Person

---------------------------------- ---------------- ----------------- ---------------- -----------------

James T, Parkinson, III,             1,176,849 (3)               9.3        1,175 (3)               9.4
Director, Controlling Person

---------------------------------- ---------------- ----------------- ---------------- -----------------

Frederic Ewing, II, Director,          390,827 (4)               3.1          390 (4)               3.1
Controlling Person                     344,540 (5)               2.7          344 (5)               2.7

---------------------------------- ---------------- ----------------- ---------------- -----------------

        Notes:

         1. For own account, including 53,320 shares held by Mr. Ewing's children for which he holds a power of attorney.
         2. Owned by trusts of which Mr. Ewing is a trustee or owned by other individuals for which he holds their powers of attorney, excluding, however, shares owned by Frederic Ewing, II, which are included under his name.

         3. As trustee of trusts established under the will of Arthur Choate. Mr. Parkinson disclaims any beneficial ownership of such shares.

         4. For own account. Mr. William Ewing holds powers of attorney with respect to these shares.
         5. As trustee for two trusts.

     Set forth in the following table are the net book value and net earnings per share attributable to the Affiliated Stockholders, in terms of both dollar amounts and percentages, before and after the proposed stock split.

----------------------------- -------------------- --------------------- -------------------- --------------------
                                  BOOK VALUE            BOOK VALUE         BASIC EARNINGS       BASIC EARNINGS
                                 PRE-SPLIT (1)        POST-SPLIT (1)        PRE-SPLIT (2)       POST-SPLIT (2)
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------
       NAME AND TITLE          AMOUNT    % OF       AMOUNT    % OF        AMOUNT   % OF        AMOUNT   % OF
                                         TOTAL                TOTAL                TOTAL                TOTAL
                                          AMOUNT               AMOUNT               AMOUNT               AMOUNT
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

William Ewing, III,           $ 291,155       3.4  $ 286,805        3.5  $ 29,622        3.5  $ 29,700        3.5
Chairman of the Board of
Directors, Controlling        5,790,643      68.6  5,709,791       69.4   589,144       68.7   591,282       69.5
Person

----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

James T, Parkinson, III,        783,496       9.3    772,927        9.4    79,713        9.3    80,041        9.4
Director, Controlling Person

----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

Frederic Ewing, II,             260,196       3.1    256,546        3.1    26,473        3.1    26,567        3.1
Director, Controlling Person
                                229,380       2.7    226,287        2.7    23,337        2.7    23,434        2.8

----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

    Notes:


    1. This amount represents the numbers of shares owned multiplied by the book value per share as of October 31, 1998, the end of the most recent fiscal year of the Company. Such amounts represent only the stockholder's pro rata interest in the Company's book value and are not payable to the stockholders of the Company in the ordinary course of business.
    2. This amount represents the numbers of shares owned multiplied by the basic earnings per share of the Company for the fiscal year ended October 31, 1998. Such amounts represent only the stockholder's pro rata interest (if any) in the Company's net earnings and are not payable to the stockholders of the Company in the ordinary course of business, other than as dividends. The Company has never paid any dividend on its Common Stock.


     The Affiliated Stockholders are expected to continue in their present positions in the Company following the reverse stock split. None of these persons will receive any consideration in connection with the reverse stock split other than amounts received as a result of the purchase by the Company of fractional shares of New Common Stock.


EFFECT UPON UNAFFILIATED SHAREHOLDERS.


     Upon consummation of the reverse stock split and termination of the Company's obligation to file periodic reports under the federal securities laws, information now available to stockholders in the annual, quarterly and other reports required to be filed by the Company with the Securities and Exchange Commission would not be available to the Company's stockholders as a matter of right. Under Maryland law, the Company is required to prepare annually and submit to the annual meeting of stockholders a full and complete statement of affairs of the Company, including a balance sheet and a financial statement of operations for the preceding fiscal year. Such statement is also required by law to be available to all stockholders of the Company for inspection and copying.

     All owners of fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares at the rate of $1,250 for each whole share of New Common Stock, pro rated as to the fractional share held by each such owner. The Company believes that the purchase price represents a premium above the average price per share of the

Company's Common Stock which could be received if such shares were sold on the open market. Further, stockholders receiving cash in lieu of fractional shares of New Common Stock will not have to pay any brokerage fees or commissions in connection with such transaction.

     Stockholders owning only fractional shares of New Common Stock following the reverse stock split will receive cash in lieu of such fractional shares, will cease to have any ownership interest in the Company, and will cease to participate in future earnings and growth, if any, of the Company.

     The Company believes that stockholders of the Company holding fractional shares of New Common Stock are not entitled to appraisal rights under Maryland law. However, in redeeming fractional shares, Maryland law provides that a corporation may purchase fractional shares of its stock for "fair value". Maryland courts have suggested that under certain circumstances shareholders are not exclusively limited to the statutory appraisal rights granted stockholders under Maryland law and that equitable remedies may be available to stockholders in cases involving no legitimate business purpose, ULTRA VIRES actions, failure to follow applicable procedures, fraud or extreme violation of fiduciary duties.


FEDERAL INCOME TAX TREATMENT OF PURCHASE OF FRACTIONAL SHARES.


     Upon consummation of the reverse stock split, each 1,000 shares of Old Common Stock issued and outstanding immediately prior to the effective time of such split will be converted into one share of New Common Stock and all resulting fractional shares of New Common Stock will be purchased by the Company at the price of $1,250 per share. The following description of the federal income tax consequences of the reverse stock split is included solely for the general information of the holders of the Company's Common Stock. The federal income tax consequences for any particular stockholder may be affected by matters not discussed herein, and each stockholder should consult his or her personal tax advisor in determining the federal, state and local income tax consequences of the reverse stock split and purchase of fractional shares.


     There will be no direct tax consequences for those stockholders receiving New Common Stock upon the consummation of the reverse stock split, except for reallocation to the stockholders' per share basis.


     The purchase of fractional shares of New Common Stock by the Company will be a taxable transaction for federal income tax purposes. Each holder of fractional shares of New Common Stock purchased by the Company subsequent to the reverse stock split will recognize gain or loss upon the purchase of that stockholder's fractional share of New Common Stock equal to the difference, if any, between (i) the amount of the cash payment received for any fractional shares of New Common Stock and (ii) that stockholder's tax basis in such fractional share of New Common Stock so long as the New Common Stock was held as a capital asset of the stockholder. Any subsequent gain or loss resulting from the disposition of New Common Stock should be treated as a capital gain or loss transaction. As indicated previously, holders of New Common Stock are urged to consult their personal tax advisors as to the tax consequences of the reverse stock split and purchase of fractional shares under federal, state, local and any other applicable laws.


     The cash payments due to the holders of fractional shares of New Common Stock (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Company or its paying agent will be required to deduct and withhold the tax on cash payments due at the effective time of the purchase of fractional shares of New Common Stock subsequent to the reverse stock split if (i) a stockholder fails to furnish a taxpayer identification number ("TIN", the TIN of an individual stockholder is his or her Social Security number) to the Company or its paying agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Company or its paying agent that the TIN furnished by the stockholder is incorrect; (iii) the IRS notifies the paying agent that the stockholder has failed to report interest, dividends, or original issue discount in the past; or (iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the backup withholding tax. Any amounts withheld by the Company or its paying agent in collecting the backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld.

                     FAIRNESS OF THE TRANSACTION; PROCEDURES

     The Company and the Board of Directors believe that the proposed reverse stock split and subsequent purchase of fractional shares is substantively and procedurally fair to unaffiliated stockholders of the Company. The Board by unanimous vote on December 8, 1998, adopted a resolution declaring the terms and conditions of the reverse stock split and purchase of fractional shares advisable and directing that the Proposed Amendment be submitted to shareholders of the Company for consideration. The Board unanimously approved the Proposed Amendment as advisable, which vote included all of the Directors who were not employees of the Company.

SPECIAL COMMITTEE.

     The Board on March 12, 1998, established a Special Committee comprised of Directors of the Company who are not controlling persons of the Company to act solely on behalf of the unaffiliated stockholders of the Company for purposes of reviewing the desirability of undertaking the "going private" transaction which will result from the reverse stock split. The Special Committee consisted of the following persons, none of whom controls the Company: David C. Dressler, John E. Searle, Jr., and Neil Ruddock. For reasons unrelated to this transaction, Mr. Searle resigned from the Board effective December 8, 1998, following the meeting of the Board on that date. Mr. Ruddock joined the Special Committee on July 14, 1998, when he also joined the Board.



     The Special Committee was charged with the responsibility of recommending to the Board a fair price to pay for the fractional shares resulting from the reverse stock split of the Common Stock. The Special Committee solicited proposals from three investment bankers, interviewed two and unanimously agreed to retain the services of Ferris, Baker Watts. The Special Committee recommended that the Board retain the investment banking firm of Ferris, Baker Watts, Incorporated ("Ferris, Baker Watts"), and by letter agreement dated June 23, 1998 such firm was retained, to act as its financial advisor and to render its opinion to the Board as to the fairness of the fractional share purchase price, from a financial point of view, to the shareholders of the Company following the reverse stock split (herein referred to as the "Purchase Price").

     The Special Committee met on four occasions with a representative of Ferris, Baker Watts during which discussions occurred and information shared concerning the methodology of companies having business and markets similar to those of the Company and the application of such methodologies to the Company's financial and market position and future prospects. Based upon these deliberations, the Special Committee believes that the proposed reverse stock split and subsequent purchase of fractional shares is substantively and procedurally fair to unaffiliated stockholders of the Company and unanimously recommended to the Board that the Purchase Price of $1,250 per share of New Common Stock resulting from a reverse stock split would be a fair price to pay. Ferris, Baker Watts concurred in this recommendation.



     The decision to retain Ferris, Baker Watts to prepare a report concerning the fairness of the Purchase Price was initially made by the Special Committee and affirmed by the Board on June 23, 1998. The Board retained the services of Ferris, Baker Watts to perform a valuation of the Company's Common Stock and to provide its opinion as to the fairness of the Purchase Price, from a financial point of view, to be paid to the shareholders of the Company following the reverse stock split. The Special Committee requested Ferris,

Baker Watts to undertake the proposed valuation because of its familiarity with companies such as the Company and its experience with companies having a market capitalization below $100,000,000.


     Ferris, Baker Watts is a Mid-Atlantic based investment bank whose corporate finance activities are focused on small to middle market companies. Ferris, Baker Watts provides a full range of investment banking services to its clients, ranging from merger and acquisition services, public offerings, private placements and advisory services.

     Other than the engagement of Ferris, Baker Watts to provide the services described above, no material relationships existed between Ferris, Baker Watts, its affiliates and/or unaffiliated representative, and the Company or its affiliates during the past two years. No such material relationships are contemplated for the future. The fee for Ferris, Baker Watts' services is $65,000.

     Ferris, Baker Watts provided the Special Committee and the Board with a range of values for the Common Stock and a recommendation to pay a price at the top of the range or as a premium to the top end of the range. The Special Committee unanimously recommended to the Board a price of $1,250 per share of New Common Stock and the Board unanimously adopted such recommendation.


     Ferris, Baker Watts delivered its written opinion on December 8, 1998, to the Special Committee and the Board to the effect that, as of such date, the Purchase Price of $1,250 per share of New Common Stock to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. No restrictions were imposed by the Special Committee or the Board upon Ferris, Baker Watts with respect to the investigations made or procedures followed by Ferris, Baker Watts in rendering its opinions.


     On February 26, 1999, Ferris, Baker Watts delivered to the Board of Directors a supplemental written opinion confirming its opinion that, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. This supplemental opinion takes into account events occurring after December 8, 1998, including the audited financial statements of the Company for the fiscal year ended October 31, 1998.


     The full text of Ferris, Baker Watts' fairness opinion, which is summarized below, sets forth certain assumptions made, certain procedures followed, and certain matters considered by Ferris, Baker Watts, and is attached hereto as
Exhibit 1, together with a copy of its supplemental opinion. Copies of the reports provided by Ferris, Baker Watts to the Special Committee and the Board of Directors of the Company at the time the Board determined to proceed with the Proposed Amendment on December 8, 1998, are attached to the Company's
Schedule 13E-3 filed with the Securities and Exchange Commission.

AFFILIATED STOCKHOLDERS.

     The Affiliated Stockholders believe that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company and concur in the recommendation of the Board of Directors that stockholders of the Company approve the proposed amendment to the Articles of Incorporation of the Company to authorize the reverse stock split.

OTHER FACTORS CONSIDERED BY THE BOARD.

     In reaching their determination that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company, the Special Committee and the Board of Directors considered the following factors:

         > The written opinion of Ferris, Baker Watts delivered to the Special Committee and the Board of Directors on December 8, 1998, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. The full text of Ferris, Baker Watts' fairness opinion is attached hereto as Exhibit 1.


         > The relationship of the Purchase Price to the current market price of the Company's Common Stock, as of December 4, 1998, which was at a bid price of $0.75 per share and an asked price of $1.0625 per share.

         >   The relationship of the Purchase Price to the historical market prices of the Company's Common Stock, as described under Item 1(c) of this Schedule, taking into account that at certain times during the previous two full fiscal years of the Company the price of the Company's Common Stock exceeded the Purchase Price.

         > The book value of the Company's Common Stock, which was $0.60 per share as of October 25, 1997 (the end of the Company's 1997 fiscal year) and $0.66 per share as of July 25, 1998 (the end of the third fiscal quarter of the Company's 1998 fiscal year).

         > The relationship of the Purchase Price to the intrinsic value of the Company based upon a discounted cash flow analysis prepared by Ferris, Baker Watts in its reports to the Board of Directors.

         > The relationship of the Purchase Price to the value of the Company based upon a comparison to the value of publicly traded comparable companies as analyzed by Ferris, Baker Watts in its reports to the Board of Directors.

         > The advantages of and benefits to the Company of not being required to file periodic reports with the Securities and Exchange Commission pursuant to ss.15(d) of the Securities and Exchange Act of 1934, the direct and indirect cost savings to be realized by the Company from not having to file such periodic reports, and the benefits to be derived by the remaining Company stockholders from the transactions described in this Schedule.

         > The Company's financial projections as analyzed by Ferris, Baker Watts which, in the view of the Special Committee and the Board of Directors, support their determination that the Purchase Price is fair to unaffiliated stockholders,

         > The purchase of fractional shares of New Common Stock at the Purchase Price will enable owners of less than 1,000 shares of Old Common Stock to sell such shares and receive a premium over the highest price derived after applying the foregoing valuation analysis for such shares, without paying brokerage fees and commissions and other expenses of selling such shares.

     The Board of Directors did not consider the liquidation value of the Company in making its decision to recommend the reverse stock split, since the value of the Company as a going concern far exceeded any liquidation value and provided the best opportunity to maximize the Purchase Price.

     In reaching its determination as to the fairness of the Purchase Price and in view of the variety of factors considered in determining the fairness of the Purchase Price, the Special Committee and the Board of Directors of the Company did not assign any relative or specific weights to the various factors considered by them.

     In reaching their conclusion that the proposed reverse stock split and subsequent purchase of fractional shares are substantively and procedurally fair to unaffiliated stockholders of the Company, the Affiliated Stockholders adopted the analysis of the factors described above by the Board of Directors, did not assign any relative or specific weights to the foregoing factors, and did not obtain any other analysis of the fairness of the transaction.

NUMBER OF VOTES REQUIRED TO APPROVE PROPOSED AMENDMENT; NO APPRAISAL RIGHTS; INTENT OF AFFILIATED STOCKHOLDERS TO VOTE IN FAVOR OF PROPOSED AMENDMENT.

     Any proposed amendment to the Articles of Incorporation of the Company must be approved by the stockholders of the Company by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. Holders of Common Stock are entitled to cast one vote for each share of Common Stock. Holders of the Company's Preferred Stock are entitled to cast four votes for each share of Preferred Stock. Any failure to cast a vote or abstention will be counted as a negative vote.



     The transaction is NOT structured so that approval of at least a majority of unaffiliated stockholders is required. Section 3-602 of the Corporations and Associations Article of the Annotated Code of Maryland requires that certain transactions involving reclassification of securities (including reverse stock splits) must be approved by two-thirds of the votes entitled to be cast by unaffiliated stockholders. The Company is exempt from such provisions of law because it had an existing interested stockholder on July 1, 1983, and the Company has not elected to be subject to the requirements of said Section 3-602. The Company has not voluntarily structured the transaction to require the approval of at least a majority of unaffiliated stockholders because it is not required by law to do so and believes that the Purchase Price is fair to unaffiliated stockholders.

      The Affiliated Stockholders have stated that they intend to vote in favor of the Proposed Amendment authorizing the reverse stock split. Such persons control sufficient votes to assure approval of the proposed amendment. Accordingly, it is expected that the Proposed Amendment will receive the necessary approval from stockholders entitled to vote on the question.

NO FIRM OFFERS TO MERGE OR ACQUIRE COMPANY.

     During the preceding 18 months, the Company has not received any firm offers from any unaffiliated person for (a) the merger or consolidation of the Company with or into any person, (b) the sale or other transfer of all or any substantial part of the assets of the Company, or (c) securities of the Company which would enable the holder thereof to exercise control of the Company.

     There have been no contacts or negotiations which have been entered into or which have occurred since the commencement of the Company's second full fiscal year preceding the date of this Proxy Statement (i) between any affiliates of the Company; or (ii) between the Company or any of its affiliates and any person who is not affiliated with the Company and who would have a direct interest in such matters.

 FAIRNESS OPINION.



     On December 8, 1998, Ferris, Baker Watts delivered an opinion (the "Fairness Opinion") to the Board which concluded that based upon and subject to the considerations set forth therein, as of such date the consideration to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. The Fairness Opinion was based upon economic, market and other conditions in effect as of its date. No limitations were imposed by the Board upon Ferris, Baker Watts with respect to its investigation or procedures followed in rendering the Fairness Opinion.

On February 26, 1999, Ferris, Baker Watts delivered to the Board of Directors a supplemental written opinion confirming its Fairness Opinion and stating that, as of such date, the Purchase Price to be received by the shareholders of the Company as a result of the reverse stock split and purchase of resulting fractional shares was fair, from a financial point of view. This supplemental opinion takes into account events occurring after December 8, 1998, including the audited financial statements of the Company for the fiscal year ended October 31, 1998.


     The Fairness Opinion, which sets forth assumptions made, material reviewed, matters considered, and the limits of the review, is attached as Exhibit 1, together with a copy of the supplemental opinion.

     The following is a summary of the Fairness Opinion. Stockholders of the Company are urged to read the Fairness Opinion in its entirety. Ferris, Baker Watts has consented to the inclusion of its opinion in this Proxy Statement provided to shareholders of the Company and has reviewed the following summary.

     Certain projections provided to Ferris, Baker Watts and described below constitute forward looking statements and involve numerous risks and uncertainties. The Company's actual results may differ materially from the results anticipated from the projections discussed herein as a result of various factors, including, but not limited to, the effect of changing economic or business conditions, competitive initiatives and pricing pressures, shifts in market demand, the performance and needs of industries served by the Company, actual future costs of operating expenses, increases in labor costs, and management retention. There can be no assurance that the Company will achieve the results anticipated from the projections discussed herein.


     In connection with the Fairness Opinion, Ferris, Baker Watts reviewed, among other things:

              o   the proposed reverse stock split;


              o annual reports on form 10-K for the fiscal years 1993 through 1997;

              o quarterly reports on form 10-Q for the first three quarters of the fiscal years 1993 through 1998; and


              o projected financial results for fiscal years 1998 through 2003 provided by management of the Company and approved by the Board.

     Ferris, Baker Watts also held discussions with management of the Company regarding its past and current business operations, financial condition and future prospects. Ferris, Baker Watts reviewed the reported price and trading activity of the Company's Common Stock, compared certain financial and stock market information concerning the Company with similar information for other parts manufacturers supplying the automotive industry, the securities of which are publicly traded, and performed other studies and analyses which Ferris, Baker Watts deemed appropriate.

     Ferris, Baker Watts assumed and relied upon the accuracy and completeness of all financial and other information reviewed for the purposes of the Fairness Opinion, whether publicly available or provided to Ferris, Baker Watts by the Company and did not independently verify any such information or make an independent evaluation or appraisal of the assets or liabilities of the Company.

     The preparation of a fairness opinion involves determinations as to the appropriate and relevant methods of financial analysis and, therefore, reference should be made to the Fairness Opinion in its entirety and not to a summary description. In performing its analysis, Ferris, Baker Watts made numerous assumptions with respect to industry performance, business and economic condition and other matters, many of which are beyond the control of the Company. The analyses performed by Ferris, Baker Watts are not necessarily indicative of future results and do not purport to be appraisals or to reflect prices at which businesses may actually be sold. The following paragraphs summarize all material analyses performed by Ferris, Baker Watts.

VALUATION METHODOLOGIES.


     Ferris, Baker Watts considered several methods to evaluate the value of the Company, including: (i) the discounted future free cash flow of the Company, and
(ii) the earnings and book value to multiple comparisons to publicly traded companies engaged in parts manufacturing supplying the automotive industry. Ferris, Baker Watts also considered the market value of the Company's shares of Common Stock as well as its trading history.

     The discounted future free cash flow analysis ascribes value only to the cash flows that can ultimately be taken out of the business. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize its growth. These series of cash flows, when discounted to the present and after subtracting claims by debt holders and others, represent the economic value of a company to its shareholders. This method of valuation depends upon the accuracy of the financial projections. Ferris, Baker Watts reviewed and analyzed 5 year projections provided by the Company and approved by the Company's Board of Directors. These projections showed the following: (i) revenues growing to $39.6 million by year 2003, representing a 13.9% compound average annual growth rate,
(ii) gross profit margins ranging between 22.4% and 26.6%, and (iii) operating profit margins at 3.7% for fiscal year 1999, 8.2% for fiscal year 2000, and in excess of 11% after fiscal year 2000. Ferris, Baker Watts assumed that such projections were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and judgments as to the Company's expected future financial performance. The table below summarizes the projections provided by the Company.


------------------------------------ ------------ --------------------------------------------------------
Data in thousands                     Expected                           Projected
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
INCOME STATEMENT                        1998        1999        2000       2001       2002        2003
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------

Revenues                                $ 20,715  $ 21,345     $ 24,998   $ 30,505   $ 36,152    $ 39,648
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Gross profit                               5,626      4,778       6,368      8,117      9,629      10,186
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Operating profit                           2,021        796       2,056      3,366      4,309       4,496
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
After tax income                           1,359        618       1,436      2,306      2,977       3,221
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------

------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
BALANCE SHEET - ASSETS
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Accounts receivable                        3,314      3,415       4,000      4,881      5,784       6,344
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Inventory                                  2,635      2,835       3,124      3,774      4,440       5,018
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Total current assets                       8,491      8,283       9,348     11,072     13,905      17,214
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Net property and equipment                 4,313      5,103       5,883      7,119      7,940       8,245
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Total assets                              12,904     13,486      15,331     18,291     21,945      25,559
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------

------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
BALANCE SHEET - LIABILITIES AND NET WORTH
------------------------------------------------- ---------- ----------- ---------- ---------- -----------
Accounts payable                           1,346      1,409       1,675      2,074      2,494       2,775
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Accrued expenses                           1,243      1,281       1,500      1,830      2,169       2,379
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Total current liabilities                  2,638      2,712       3,226      3,986      4,768       5,266
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Net worth                                  9,802     10,345      11,706     13,936     16,838      19,984
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------
Total liabilities and net worth           12,904     13,486      15,331     18,291     21,945      25,559
------------------------------------ ------------ ---------- ----------- ---------- ---------- -----------



     Applying the discounted future free cash flow analysis to these projections yields a per share value on a pre-split basis of $1.04 (fully diluted). Thus, the repurchase price of $1.25 per share of Old Common Stock represents a premium of 20.2% over the per share value determined from the discounted future free cash flow analysis on a fully diluted basis.

     Ferris, Baker Watts also considered the earnings and book multiple comparisons of publicly traded comparable companies. Ferris, Baker Watts selected 10 companies which design and manufacture parts for the automotive industry having market capitalization below $250 million. The pertinent performance measures are as follows:


o The Net Market Capital to Earnings Before Interest and Taxes (EBIT) ratio measures the enterprise value to the net operating assets as a multiple of the company's earnings before interest and taxes. By focusing on EBIT instead of net income, it is possible to decrease distortions among comparable companies that are due to different levels of debt in capital structures, extraordinary items, varying tax rates, and other line items that occur below the operating profit line. EBIT is calculated to represent the pre-tax net income that would have resulted had the company been financed on a total equity basis.

o The price to earnings ("P/E") ratio is a commonly utilized valuation ratio. It is also known as the earnings multiple and provides investors with an indication of how much they are paying for a company's earnings power and the accounting income available to the common equity holder. However, net income is often a poor approximation of actual cash flow ultimately available to common shareholders for reinvestment or for the payment of dividends. Accounting differences may make net income numbers less comparable.

o The price to forward earnings ratio is similar to the P/E ratio discussed above, the difference being that it is based upon expectations for future earnings, not historical earnings.

o The Market Value to Revenues (Price/Revenue) ratio compares what the market is actually willing to pay for the revenue stream of a company relative to the actual revenue stream. This ratio is far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.


o The Market Value of Equity to Book Value of Equity (Price/Book) ratio compares what the market is actually willing to pay for the assets of a company to what the value of the company's securities would be worth relative to the historical costs of its assets and earnings history. This ratio tends to be far less consistent among comparable companies than ratios that measure value in relation to some measure of earnings.

     It is important to note that all of the companies selected for comparison with the Company were larger in terms of total revenues and market capitalization and the majority of the companies had substantially larger average daily trading volumes when compared to the Company. Shares of the Company's Common Stock are publicly traded but trade infrequently. Approximately 90% of the shares of the Company's Common Stock are controlled by two families and employees of the Company. This narrow ownership of the Company's Common Stock makes it difficult for a shareholder to realize liquidity for their shares. Therefore, Ferris, Baker Watts applied a 15% discount to the implied equity values derived from the comparable company analysis. The table below summarizes the implied equity results from the comparable company analysis.


                                                                PER SHARE VALUE
                                                                ---------------
                                     METHOD                     (FULLY DILUTED)
                                     ------                     ---------------
                     Net market Capital/EBIT                          0.94
                     P/E                                              0.75
                     ===                                              ====

                     Fwd P/E '98                                      0.85
                     Fwd P/E '99 (Estimated)                          0.35
                     Market Value to Book Value                       0.78
                     Market Value to Revenues                         0.58

     The repurchase price of $1.25 per share of Old Common Stock is at a premium to all of the implied per share values derived from the comparable company analysis.

     Ferris, Baker Watts also examined the trading history of the Company. The purchase price represented a 17.6% premium to the Ask price immediately prior to the announcement of the transaction.



     In determining whether the transaction was fair from a financial point of view, Ferris, Baker Watts relied most heavily upon the discounted cash flow method. The conclusion reached from the discounted cash flow method is supported by the comparable company analysis.


     From these analyses, Ferris, Baker Watts determined that (i) the consideration to be received by the shareholders for the fractional shares of New Common Stock was fair from a financial point of view, and (ii) the goal of the reverse stock split could be accomplished at minimal cost and would not have an adverse impact on the Company.

     THE FAIRNESS OPINION RELATES ONLY TO WHETHER THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF FRACTIONAL SHARES OF NEW COMMON STOCK IS FAIR FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE WITH RESPECT TO THE REVERSE STOCK SPLIT.


                                   THE COMPANY


     The Company, a Maryland corporation, is a designer, manufacturer and supplier of windshield and rear window washer nozzles for passenger cars and light trucks in North America. The Company also designs, manufactures and sells defroster nozzles for a limited number of these same light vehicles. The address of the Company is 6625 Dobbin Road, Columbia, Maryland 21045-4707.

     The controlling stockholders, directors and executive officers of the Company are identified on Exhibit 2 to this statement, together with certain additional information bout such persons.


     On December 8, 1998, the Board adopted a resolution authorizing the submission to the vote of the stockholders of the Company of the Proposed Amendment under which all outstanding shares of Old Common Stock will be subject to a reverse stock split at the ratio of 1,000 shares of Old Common Stock to 1 share of New Common Stock. Copies of the Proposed Amendment and the resolutions adopted by the Board are attached to this Proxy Statement as Exhibit 3.



     The Company expects to submit the Proposed Amendment to the stockholders of the Company at a special meeting expected to be held at 10:00 a.m. on April 14, 1999, at 6625 Dobbin Road, Columbia, Maryland.

PAYMENT OF PURCHASE PRICE; EFFECT ON COMPANY.


     The Purchase Price of fractional shares of New Common Stock will be paid from available funds of the Company, which is expected to result in a use of cash in the expected amount of approximately $212,656 and a reduction in shareholders' equity in the same amount.


     The Company does not expect that any material change in the present dividend rate or policy or indebtedness of the Company will occur as a result of the reverse stock split. A change in the Company's capitalization will not occur as a result of the change in par value of the New Common Stock.


CERTAIN OWNERSHIP INTERESTS IN SECURITIES OF THE COMPANY.

     As of October 15, 1998, the record and beneficial ownership (except for beneficial ownership disclaimed as set forth in applicable footnotes) of the Company's Common Stock, the percentage of the total number of issued and outstanding Common Stock, and the number of shares of Common Stock which such person has a right to acquire, together with any pension plan, profit or similar plan, and by each executive officer, director, and each controlling stockholder are as follows:


--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

           NAME                  POSITION          NO. COMMON     PERCENTAGE  NO.         PERCENTAGE   NO. SHARES   PERCENTAGE
                                                     SHARES       OF       PREFERRED   OF TOTAL       (FULLY     OF FULLY
                                                                  TOTAL         SHARES    PREFERRED     DILUTED     DILUTED
                                                                  COMMON                    SHARES     BASIS) (6)     SHARES
                                                                  SHARES

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

William Ewing, III          Chairman of the          437,329 (1)         3.4     808,872        86.7    12,370,646        75.4
                            Board of               8,697,829 (2)        68.6
                            Directors,
                            Controlling Person

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Ronald D. Stouffer          President, Chief             129,431         1.0
                            Executive Officer,
                            Director

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Eric W. Koehler             Executive Vice
                            President, Director

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

John E. Searle, Jr.(7)      Director                      20,000          .2
--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

David C. Dressler           Director                      20,000          .2

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

James T. Parkinson, III     Director,              1,176,849 (3)         9.3      28,509         3.1     1,290,885         7.9
                            Controlling Person

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Frederic Ewing, II          Director,                390,827 (4)         3.1      86,304         9.2       535,155         3.3
                            Controlling Person       344,540 (5)         2.7

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Melvyn J. L. Clough         Vice President,
                            Operations

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Richard W. Hess             Vice President,                5,000         .04
                            Automotive
                             Products
                            Engineering

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Eleanor M. Kupris           Secretary and Vice            38,040          .3
                            President,
                            Administration

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

David A. Quinn              Vice President,               21,000          .2
                            Finance and
                            Treasurer

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Dharapuram N. Srinath       Vice President,                6,500         .05
                            Advanced
                            Engineering

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Arlene M. Hardy             Corporate
                            Controller

--------------------------- -------------------- ---------------- ----------- ----------- ----------- ------------- -----------

Notes:


              1. For own account, including 53,320 shares held by Mr. Ewing's children for which he holds a power of attorney.
              2. Owned by trusts of which Mr. Ewing is a trustee or owned by other individuals for which he holds their powers of attorney, excluding, however, shares owned by Frederic Ewing, II, which are included under his name.
              3.  As trustee of trusts established under the will of Arthur
                  Choate.
              4. For own account. Mr. William Ewing holds powers of attorney with respect to these shares.
              5.  As trustee for two trusts.
              6. Combined total of Common Stock and Preferred Stock after conversion to Common Stock at a ratio of 1:4.
              7.  Resigned December 8, 1998.


     No transactions in any shares of the Common Stock of the Company were effected during the 60 days immediately preceding the date of this Schedule 13E-3 by the Company or by any of the persons named in paragraph (a) of this Item.


CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE COMPANY'S SECURITIES.


     There are no contracts, arrangements, understandings or relationships between the Company or the persons listed above and any other person in connection with the proposed reverse stock split concerning the transfer or voting of the Company's Common Stock or Preferred Stock, joint ventures, loan or option arrangements, puts or calls, guaranties or the giving or withholding of proxies, consents or other authorizations.

                           THE COMPANY'S COMMON STOCK

     As of October 15, 1998, 12,685,011 shares of the Common Stock were outstanding and held of record by approximately 430 persons. The Common Stock of the Company is traded in the "over-the-counter" market and is quoted on the NASD OTC Bulletin Board; symbol BOWE. The Company also has outstanding shares of Preferred Stock, which are unregistered and are not publicly traded.

     The high and low bid and asked prices of the Common Stock over the last two fiscal years of the Company are listed below:

                                                      BID                                       ASKED
                                       -----------------------------------          ------------------------------
     FY                                 High              Low                        High            Low
1998           1st Quarter              1 3/4            1 1/4                       2 1/16           1 3/8
               2nd Quarter              1 3/4            1 1/16                      2 1/2            1 3/8
               3rd Quarter              1 3/4            1                           2                1 3/8
               4th Quarter              1 1/32           23/32                       1 1/2            1 1/8

1997           1st Quarter              1 3/8            13/16                       1 5/8            1 1/4
               2nd Quarter              1 3/8            5/8                         1 9/16           3/4
               3rd Quarter              13/16            7/16                        7/8              9/16
               4th Quarter              3 1/8            3/4                         3 1/2            7/8


     Note: The above quotes represent prices between dealers and do not include retail mark-up, mark-down, or commissions. They do not represent actual transactions.

     The Company has never paid cash dividends on its Common Stock. Payment of dividends on Common Stock is within the discretion of the Board and will depend, among other factors, on earnings, capital requirements, and the operating financial condition of the Company.


     Neither the Company nor any of the Affiliated Stockholders has purchased any of the Company's securities within the past two full fiscal years of the Company.

TERMS OF THE PROPOSED REVERSE STOCK SPLIT.


     The Company proposes, subject to stockholder approval, an amendment to the Company's Articles of Incorporation which would decrease the number of shares of Common Stock outstanding by means of a reverse stock split in the ratio of 1,000 shares of "Old Common Stock" to 1 share of "New Common Stock". As used herein, the term "Old Common Stock" refers to the Common Stock BEFORE the proposed reverse stock split and the term "New Common Stock" refers to the Common Stock FOLLOWING the proposed reverse stock split. The par value of the New Common Stock would be adjusted accordingly from $0.10 per share of Old Common Stock to $100 per share of New Common Stock. If the proposed amendment to the Articles of Incorporation is approved by the stockholders, as a result of the proposed reverse stock split, the total authorized shares of Common Stock will be reduced from 17,000,000 shares to 17,000 shares.

     Following the reverse stock split, no fractional shares will be authorized and any fractional shares will be purchased from holders thereof at the Purchase Price of $1,250 per share of New Common Stock (I.E., post split). All holders of Common Stock will be treated identically in connection with the reverse stock split, in that all fractional shares of New Common Stock will be purchased at the Purchase Price of $1,250 per share of New Common Stock.


     Following the reverse stock split and purchase of resulting fractional shares of New Common Stock, it is expected that the number of record shareholders of the Company's Common Stock will be reduced from approximately 430 (as of October 15, 1998) to less than 200. The number of holders of the Company's Preferred Stock will remain unchanged at approximately 18. As a result of the reduction in number of shareholders below 300, the Company intends to suspend its obligation to file periodic reports with the Securities and Exchange Commission pursuant to section 15(d) of the Exchange Act of 1934.


SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


     The Company expects to spend its own funds to purchase fractional shares of the New Common Stock following the reverse stock split. The Company anticipates that as a result of the reverse stock split, there will be approximately
170.125 aggregate fractional shares of the New Common Stock to be purchased by the Company. The expected aggregate purchase price of such shares is approximately $212,656 (assuming 170.125 aggregate shares of New Common
Stock to be purchased), based upon the purchase price of $1,250 per share of New Common Stock. Such price per share was determined based upon the report of Ferris Baker Watts as to value of the Common Stock of the Company which report is further described in this Proxy Statement.

COSTS AND EXPENSES OF TRANSACTION.


     The following is a statement of all expenses incurred or estimated to be incurred in connection with the going private transaction. The Company will be responsible for paying any or all of such expenses.


Filing Fees                                                        $       43
Legal Fees                                                            125,000
Accounting Fees                                                         2,000
Appraisal Fees                                                         65,000
Administration of Share Buy Back                                       25,000
Printing Costs                                                          2,000
                                                                      -------
TOTAL                                                              $  219,043
                                                                      =======


     All of the foregoing expenses and purchase price of fractional shares of New Common Stock are expected to be paid from the available funds of the Company.


PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     Based upon inquiry by the Company, no executive officer, director or affiliate of the Company or any person enumerated in Exhibit 2 to this Proxy Statement presently intends to tender or sell any of the Company's Common Stock owned or held by such person, except with respect to fractional shares of New Common Stock to be purchased by the Company following the reverse stock split. Each of the persons enumerated in Exhibit 2 presently intends to vote all shares of the Common Stock held by such person and with respect to which such person holds proxies, in favor of the Proposed Amendment.

     As described above, all of the persons enumerated in Exhibit 2 to this Proxy Statement who are directors of the Company and all members of the Special Committee voted in favor of the proposed amendment to the Company's Articles of Incorporation. Based upon inquiry by the Company, except as stated in the preceding sentence, none of the persons named in Exhibit 2 to this Proxy Statement has made a recommendation in support of or opposed to the proposed amendment to the Company's Articles of Incorporation.

PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED TO PROMOTE REVERSE STOCK
SPLIT.



     No officer, employee, class of employees or corporate asset of the Company (excluding corporate assets which are proposed to be used as consideration for purchases of securities or payment of expenses as disclosed in this Proxy Statement) has been or is proposed to be employed by the Company or any affiliate in connection with the Proposed Amendment and reverse stock split described in this Proxy Statement.

     No person has been employed, retained or is to be compensated by the Company, or by any person on behalf of the Company, to make solicitations or recommendations in connection with the proposed amendment and reverse stock split described in this Proxy Statement.

     ANTICIPATED APPROVAL OF PROPOSED AMENDMENT. It is expected that the owners of more than the necessary two-thirds of the shares of Common Stock and Preferred Stock entitled to vote on the Proposed Amendment (including, without limitation, all shares owned by the persons listed on Exhibit 2 and any shares controlled by them) will vote in favor of such amendment, and, accordingly that such amendment will receive the necessary approval from stockholders entitled to vote on the question. Upon receipt of stockholder approval, the Company expects to move quickly to implement the Proposed Amendment and the reverse stock split authorized by such amendment.

EXCHANGE OF STOCK CERTIFICATES; PAYMENT OF PURCHASE PRICE FOR FRACTIONAL SHARES

      Upon approval of the Proposed Amendment, each 1,000 share of Old Common Stock will be converted into 1 share of New Common Stock. Fractional shares of New Common Stock will not be issued as a result of the reverse stock split. Holders of Old Common Stock otherwise entitled to a fractional share of New Common Stock following the reverse stock split will be paid in cash in lieu of such fractional shares at a Purchase Price equal to $1,250 per whole share of New Common Stock. The reverse stock split will become effective upon the filing of the Articles of Amendment to the Company's Articles of Incorporation with the Maryland State Department of Assessments and Taxation. The filing of the Articles of Amendment will occur as soon as practicable on or after the approval of the proposed Amendment.

     The conversion of shares of Old Common Stock into New Common Stock will occur upon the filing of the Articles of Amendment to the Company's Articles of Incorporation with the Maryland State Department of Assessments and Taxation. As soon as practicable after such filing, each holder of Old Common Stock will receive a letter of transmittal containing instructions for the surrender of certificates representing shares of Old Common Stock in exchange for shares of New Common Stock and cash (in the case of fractional shares of new Common Stock) for which the shares represented by the certificates so surrendered are exchangeable pursuant to the reverse stock split.


     FOLLOWING THE REVERSE STOCK SPLIT, STOCKHOLDERS WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH STOCK CERTIFICATES FOR OLD COMMON STOCK SHOULD BE RETURNED. STOCKHOLDERS SHOULD THEREFORE NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.


FINANCIAL INFORMATION

     Audited financial statements of the Company for fiscal years 1997 and 1998 filed with the Company's most recent Annual Report under Sections 13 and 15(d) of the Securities Exchange Act of 1934 were filed with the Securities and Exchange Commission on January 29, 1999, as a part of Form 10-K, SEC file number 002-37706, and were amended on February 22, 1999, SEC file number 002-37706. Such audited financial statements appearing in Form 10-K, as amended, are incorporated herein by reference. Form 10-K is available from the Securities and Exchange Commission, on the Securities and Exchange Commission's website, or from the Company. See "SUMMARY - AVAILABLE INFORMATION" and "SUMMARY
- ADDITIONAL INFORMATION".


     The ratio of earnings to fixed charges for the two most recent fiscal years were not determined as there were no debt instruments or fixed charges for either of these two years.


     The book value per share as of the fiscal year ended October 31, 1998, was $0.67.

     Pro forma data disclosing the effect of the reverse stock split and buyback of fractional shares on (1) the Company's balance sheet as of the most recent fiscal year end is attached as Exhibit 4; and (2) the Company's statement of income, earnings per share amounts, and ratio of earnings to fixed charges for the most recent fiscal year end is attached as Exhibit 5.



     The Company's book value per share as of the fiscal year ended October
31, 1998, taking into account the effect of the reverse stock split and buyback of fractional shares , would be $657.81 per share of New Common Stock.

                                 OTHER BUSINESS


     Management does not intend to present any business for action at the meeting other than as discussed herein and does not know of any other business intended to be presented by others.

                                               Eleanor M. Kupris, Secretary


March 15, 1999



Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, Maryland 21405-4707
Telephone: 410-381-0400

EXHIBITS


     1. Fairness Opinion of Ferris, Baker Watts, dated December 8, 1998, and Supplemental Opinion dated February 26, 1999.
     2. Identity and Background of Directors, Executive Officers and Controlling Persons of the Company
     3. Proposed Amendment to the Company's Articles of Incorporation and Resolutions adopted by the Board of Directors on December 8, 1998.
     4 Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Balance Sheet as of the Most Recent Fiscal Year End
     5. Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Statement of Income, Earnings Per Share Amounts, and Ratio Of Earnings to Fixed Charges for the Most Recent Fiscal Year End

                                                                       EXHIBIT 1



         FAIRNESS OPINION OF FERRIS, BAKER WATTS, DATED DECEMBER 8, 1998
                AND SUPPLEMENTAL OPINION DATED FEBRUARY 26, 1999








                                                                December 8, 1998

The Board of Directors
Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, MD  21045

Gentlemen:

         Bowles Fluidics Corporation ("Bowles" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the reverse split of its common stock and the subsequent repurchase by the Company of fractional shares created through the Transaction. Specifically, you have requested a review of the financial consideration to be received by the shareholders who will have their fractional shares repurchased in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on June 23, 1998.

         Pursuant to the Transaction, the Company will effect a one for 1,000 reverse split of its common stock. Shareholders holding fractional shares shall have their shares repurchased by the Company for $1.25 per pre-split share.

         In connection with the opinion, we have reviewed, among other things,
(i) the proposed Transaction, (ii) historical operating results of the Company,
(iii) internally prepared projections of the Company, and (iv) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the automotive supplier market as well as other such information as we consider appropriate.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the allocation to be received by holders of interests who may perfect dissenters' statutory fair appraisal remedies. Based upon the foregoing and based upon other such matters that we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

         Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of December 8, 1998. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any


                                  Exhibit 1 - 1
stockholder of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the Transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


                                              Very truly yours,


                                              Ferris, Baker Watts, Incorporated



                                  Exhibit 1 - 2

                                                               February 26, 1999

The Board of Directors
Bowles Fluidics Corporation
6625 Dobbin Road
Columbia, MD  21045

Gentlemen:

         Bowles Fluidics Corporation ("Bowles" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the reverse split of its common stock and the subsequent repurchase by the Company of fractional shares created through the Transaction. Specifically, you have requested a review of the financial consideration to be received by the shareholders who will have their fractional shares repurchased in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on June 23, 1998.

         Pursuant to the Transaction, the Company will effect a one for 1,000 reverse split of its common stock. Shareholders holding fractional shares shall have their shares repurchased by the Company for $1.25 per pre-split share.

         In connection with the opinion, we have reviewed, among other things,
(i) the proposed Transaction, (ii) historical operating results of the Company, including the Company's Form 10-K filed with the Securities and Exchange Commission on February 22, 1999, (iii) internally prepared projections of the Company, and (iv) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the automotive supplier market as well as other such information as we consider appropriate.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the consideration which might be received by holders of fractional shares of common stock pursuant to any fair appraisal remedies available under applicable law. Based upon the foregoing and based upon other such matters that we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

         Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of February 26, 1999. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how the stockholder should vote at the stockholder's meeting held in connection with the Transaction. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.


                                               Very truly yours,


                                               Ferris, Baker Watts, Incorporated



                                 Exhibit 1 - 3


                                                                                                         EXHIBIT 2

                             IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS
                                      AND CONTROLLING PERSONS OF THE COMPANY



----------------------------- ----------------------------- ----------------------------------- ------------------------------------
            NAME                        POSITION                    PRESENT OCCUPATION            OCCUPATION OR EMPLOYMENT DURING
                                                                                                          PAST FIVE YEARS
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
William Ewing, III            Chairman of the Board of      Chairman of the Board               Vice President and Treasurer,
                              Directors, 1996 - present,    Bowles Fluidics Corporation         1995-1997
                              Controlling Person            6625 Dobbin Road                    Reeves Industries, Inc.
                                                            Columbia, Maryland 21045-4707       101 Merritt
                              Director, 1985 - present                                          P. O. Box 5063
                                                            Chairman of the Board               Norwalk, CT
                                                            Vacuum Instruments Corp.
                                                            2099 9th Ave.                       Managing Director, 1992-1994
                                                            Ronkonoma, NY 11779                 Chemical Bank
                                                                                                New York, New York
                                                            Chairman of the Board
                                                            Actronics Inc.
                                                            166 Bear Hill Road
                                                            Waltham, MA 02154
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Ronald D. Stouffer            President, 1994 - present     President and Chief Executive       Executive Vice President, 1982 to
                              Chief Executive Officer,      Officer                             1994
                              1994 - present                Bowles Fluidics Corporation         Bowles Fluidics Corporation
                              Director, 1978 - present
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Eric W. Koehler               Executive Vice President,     Executive Vice President            Vice President, Marketing, 1994 -
                              1997 - present                Bowles Fluidics Corporation         1997
                                                                                                Director of Marketing, 1990-1994
                              Director, 1997 - present                                          Bowles Fluidics Corporation

----------------------------- ----------------------------- ----------------------------------- ------------------------------------
John E. Searle, Jr.*          Director                      Retired
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
David C. Dressler             Director                      Retired
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Neil Ruddock                  Director, 1998 - present      President, N. T. Ruddock Co.
                                                            President, National Metal
                                                            Abrasives Co.
                                                            26123 Broadway Ave.
                                                            Cleveland, Ohio 44146
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
James T. Parkinson, III       Director, Controlling         Self Employed; Investment
                              Person, 1998 - present        Management
                                                            P. O. Box 2247
                                                            Middleburg, VA 20118
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Frederic Ewing, II            Director, Controlling Person  President
                                                            Vacuum Instrument Corp.
                                                            2099 9th Avenue
                                                            Ronkonoma, NY 11779
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Melvyn J. L. Clough**         Vice President, Operations,   Vice President, Operations          Engineering Manager, 1992-1995
                              1995 - present                Bowles Fluidics Corporation         A. Raymond, Inc.
                                                                                                3091 Research Dr.
                                                                                                Rochester Hills, Michigan
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Richard W. Hess               Vice President, Automotive    Vice President, Automotive          Vice President, Engineering, 1992
                              Products Engineering, 1998    Products Engineering, 1998 -        - 1998,
                              - present                     present                             Bowles Fluidics Corporation
                                                            Bowles Fluidics Corporation

----------------------------- ----------------------------- ----------------------------------- ------------------------------------


                                 Exhibit 2 - 1

----------------------------- ----------------------------- ----------------------------------- ------------------------------------
            NAME                        POSITION                    PRESENT OCCUPATION            OCCUPATION OR EMPLOYMENT DURING
                                                                                                          PAST FIVE YEARS
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Eleanor M. Kupris             Secretary and Vice            Corporate Secretary, March 1992 -
                              President, Administration,    present
                              1982 - present                Vice President, Administration,
                              since 1982 - present
                                                            Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
David A. Quinn                Vice President, Finance,      Vice President, Finance and         Chief Financial Officer, 1991-1993
                              and Treasurer, 1993 -         Treasurer, 1993 - present           Bruning Paint Company
                              present                       Bowles Fluidics Corporation         301 South Haven Street
                                                                                                Baltimore, MD 21224
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Dharapuram N. Srinath***      Vice President, Advanced      Vice President, Advanced            Vice President, Quality Assurance,
                              Engineering, 1998 - present   Engineering, 1998 - present         1995 - 1998
                                                            Bowles Fluidics Corporation         Director of Quality Assurance and
                                                                                                Product Reliability, 1992-1995
                                                                                                Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------
Arlene M. Hardy               Corporate Controller, 1990    Corporate Controller, 1990 -
                              - present                     present
                                                            Bowles Fluidics Corporation
----------------------------- ----------------------------- ----------------------------------- ------------------------------------

*     Resigned December 8, 1998.
**    Citizen of the United Kingdom.
***   Citizen of India.



                                 Exhibit 2 - 2

                                                                       EXHIBIT 3

                 PROPOSED AMENDMENT TO THE COMPANY'S ARTICLES OF
              INCORPORATION AND RESOLUTION ADOPTED BY THE BOARD OF
                          DIRECTORS ON DECEMBER 8, 1998


Article FOURTH of the Articles of Incorporation of the Corporation is hereby amended by:


1. Cancelling the first two paragraphs thereof and inserting the following in its place:

         FOURTH: The total number of shares of all classes of stock the Corporation has authority to issue is Three Million Seventeen Thousand (3,017,000) shares divided into Three Million (3,000,000) shares of cumulative, convertible Preferred Stock of a par value of One Dollar ($1.00) each and Seventeen Thousand (17,000) shares of Common Stock of a par value of One Hundred Dollars ($100) each.

         The Aggregate par value of all shares having par value of all classes is Four Million Seven Hundred Thousand Dollars ($4,700,000).

2. Cancelling the paragraph immediately following the caption "Voting Rights" and inserting the following in its place:

         The Common Stock shall have one (1) vote per share and the Preferred Stock shall have one-two hundred fiftieth (1/250) vote per share. Except to the extent otherwise provided in the Articles of Incorporation or provided by the laws of the State of Maryland, the Common Stock and the Preferred Stock shall vote as a single class.

3. Cancelling the paragraph following the caption "Conversion" and inserting the following in its place:

         The cumulative Preferred Stock of the Corporation of One Dollar ($1.00) par value, may at the option of the holder thereof, at any time dividends are current be converted into Common Stock of the Corporation of One Hundred Dollars ($100) par value upon the following terms:

                           (1) Any holder of any of the convertible Preferred
                  shares desiring to avail himself of the option for conversion of his stock as herein provided, shall, deliver, duly endorsed in blank, the certificate or certificates representing the stock to be converted to the Secretary of the Corporation at the Corporation Office and at the same time, notify the Secretary in writing over his signature that he desires to convert his stock into Common Stock of One Hundred Dollars ($100) par value pursuant to these provisions.

                           (2) Upon receipt by the Secretary of a certificate or
                  certificates representing shares of convertible Preferred Stock and a notice that the holder thereof desired to convert the same, the Corporation shall forthwith cause to be issued to the holder of the


                                 Exhibit 3 - 1
         convertible Preferred shares surrendering the same, one-two hundred fiftieth (1/250) share of Common Stock for each share of convertible Preferred Stock surrendered, and shall deliver to such holder a certificate in due form for such Common Stock.


                                 Exhibit 3 - 2


                                                                                                 EXHIBIT 4

                    PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT AND BUYBACK
                                OF FRACTIONAL SHARES ON THE COMPANY'S BALANCE SHEET
                                       AS OF THE MOST RECENT FISCAL YEAR END

                                            BOWLES FLUIDICS CORPORATION
                                       PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                        October 31, 1998
                                                          -------------------------------------------------
                                                                           Reverse Split
                                                                             & Buyback
                                                             Reported       Adjustments       Pro Forma
                                                          -------------------------------------------------
ASSETS

Current
    Cash and cash equivalents                                 $1,734,261        ($212,656)      $1,521,605
    Accounts receivable                                        3,233,775                         3,233,775
    Income taxes receivable                                      194,213                           194,213
    Inventories                                                2,263,144                         2,263,144
    Other current assets                                         399,781                           399,781
                                                          -------------------------------------------------

       Total current assets                                    7,825,174         (212,656)        7,612,518
                                                          -------------------------------------------------

Property and equipment, net                                    4,408,404                          4,408,404

Other assets                                                     121,743                            121,743
                                                          -------------------------------------------------

Total assets                                                 $12,355,321         ($212,656)     $12,142,665

                                                          =================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable - trade                                  $1,109,902                         $1,109,902
    Accrued expenses                                           1,326,107                          1,326,107
                                                          ----------------                 ----------------

       Total current liabilities                                2,436,009                        2,436,009

Other liabilities                                                541,093                            541,093
                                                          ----------------                 ----------------

Total liabilities                                              2,977,102                          2,977,102
                                                          ----------------                 ----------------

Commitments and contingencies

Stockholders' equity
    8% Convertible preferred stock                               933,080                            933,080
    Common stock                                               1,268,501         ($17,012)        1,251,489
    Additional paid-in capital                                 2,732,833          (36,651)        2,696,182
    Retained earnings                                          4,443,805         (158,992)        4,284,813
                                                          -------------------------------------------------

Total stockholders' equity                                     9,378,219         (212,656)        9,165,563
                                                          -------------------------------------------------

Total liabilities and stockholders' equity                   $12,355,321        ($212,656)      $12,142,665
                                                          =================================================


Common stock book value                                       $8,445,139        ($212,656)       $8,232,483
Number of common shares outstanding                           12,685,011      (12,672,496)           12,515
    Per share                                                      $0.67                            $657.81


                                 Exhibit 4 - 1

                                            BOWLES FLUIDICS CORPORATION
                                      NOTES TO PRO FORMA FINANCIAL STATEMENTS


REVERSE SPLIT AND BUYBACK ADJUSTMENTS


1.    Balance  Sheet:  October  31, 1998

      The pro forma balance sheet reflects the reduction in cash and cash equivalents and the decrease in stockholders' equity of $212,656 resulting from the buyback of estimated fractional common shares (170,125 shares) after the 1-for-1,000 reverse common stock split at $1,250 per share, as if the buyback occurred at October 31, 1998.


      The retained earnings adjustment of $158,992 reflects the total adjustment of stockholders' equity of $212,656 net of the par value of the related common stock and a pro rata portion of the additional paid-in capital. The reduction of retained earnings represents the net payout of historical earnings based on the fair market value of the fractional shares acquired.


      The pro forma book value per share reflects the lower common stock book value and the lower number of common shares outstanding after the split and buyback.


                                 Exhibit 4 - 2


                                                                                                      Exhibit 5

                  PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT AND BUYBACK OF
                    FRACTIONAL SHARES ON THE COMPANY'S STATEMENT OF INCOME, EARNINGS PER SHARE
                AMOUNTS, AND RATIO OF EARNINGS TO FIXED CHARGES FOR THE MOST RECENT FISCAL YEAR END

                                            BOWLES FLUIDICS CORPORATION
                                    PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                         For the Year Ended October 31, 1998
                                                 --------------------------------------------------------
                                                                     Reverse Split
                                                                       & Buyback
                                                      Reported        Adjustments        Pro Forma
                                                 --------------------------------------------------------

     Product sales                                      $18,385,924                          $18,385,924
Technical services sales                                  2,698,880                            2,698,880
                                                 -------------------                ---------------------

Net sales                                               21,084,804                           21,084,804

   Cost of sales                                        16,145,848                           16,145,848
                                                 -------------------                ---------------------

Gross profit                                             4,938,956                              4,938,956

   Selling, general and
       administrative expenses                           2,691,141                              2,691,141
   Research and development
       costs                                               866,390                                866,390
                                                 -------------------                ---------------------

Operating income                                         1,381,425                              1,381,425

   Interest income                                          71,530        ($10,845)                60,685
   Other income (expense), net                              55,184                                 55,184
                                                 --------------------------------------------------------

Income before income taxes                               1,508,139         (10,845)             1,497,294

   Provision for income taxes                              575,953          (4,142)               571,811
                                                 --------------------------------------------------------

Net income                                                 932,186          (6,703)               925,483

   Preferred stock dividends
      accrued                                              (74,646)               0             (74,646)
                                                 --------------------------------------------------------

Income applicable to common
   shareholders                                            $857,540         ($6,703)            $850,837
                                                 ========================================================

Basic earnings per share:
   Income applicable to common
      shareholders                                         $857,540         ($6,703)              $850,837
                                                 --------------------------------------------------------
   Weighted average of common
      shares outstanding                                12,660,294     (12,647,804)              12,490

        Basic earnings per share                             $0.07                               $68.12
                                                 ===================                =====================

Diluted earnings per share:
   Net income                                             $932,186         ($6,703)              $925,483
                                                 --------------------------------------------------------
   Weighted average of common
      shares outstanding                                12,660,294     (12,647,804)                12,490
   Add: Assumed conversion of
             preferred stock                               3,732,320    (3,728,588)                 3,732
           Assumed exercise of
             stock options                                   32,160        (32,128)                   32
                                                 --------------------------------------------------------
   Number of common shares
      outstanding adjusted                              16,424,774     (16,408,520)                16,254
                                                 --------------------------------------------------------

            Diluted earnings per share                       $0.06                                $56.94
                                                 ===================                =====================

Ratio of earnings to fixed charges               N/a                                N/a

                                 Exhibit 5 - 1

                                            BOWLES FLUIDICS CORPORATION
                                      NOTES TO PRO FORMA FINANCIAL STATEMENTS


REVERSE SPLIT AND BUYBACK ADJUSTMENTS


1.    Income Statement:  Year Ended October  31, 1998

      The pro forma income statement reflects the reduction in interest income, net of income taxes, to give effect to the $212,656 reduction of cash and cash equivalents to acquire the estimated fractional common shares outstanding (170,125 shares) after the 1-for- 1000 reverse common stock split at $1,250 per share, as if the reverse split and buyback occurred at October 31, 1998.

      The pro forma basic and diluted earnings per share reflect the lower net income and the lower number of common shares outstanding after the reverse stock split and buyback of fractional common shares at $1,250 per share.


                                 Exhibit 5 - 2

                           BOWLES FLUIDICS CORPORATION



                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 14, 1999




TO THE STOCKHOLDERS:



     Notice is hereby given to the Stockholders that a Special Meeting of Stockholders of BOWLES FLUIDICS CORPORATION (the "Company") will be held on April 14, 1999, at 10:00 a.m., local time, at 6625 Dobbin Road, Columbia, Maryland 21045.



     The Special Meeting will be held for the purpose of:

         (1) considering and voting upon a proposed amendment to the Articles of Incorporation of the Company which would authorize a reverse split of the Company's Common Stock, par value $0.10 per share (the "Common Stock"), in the ratio of 1,000 shares to 1 share, and

         (2) transacting such other business as may properly be brought before the meeting.

     Upon adoption of the proposed amendment to the Company's Articles of Incorporation, each 1,000 shares of Common Stock would be converted to one share of Common Stock. Any fractional shares of Common Stock resulting from the reverse stock split will be purchased from the holders thereof at the rate of $1,250 per share (I.E., post reverse split).


     The Proposed Amendment must be approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. William Ewing, III, James T. Parkinson, III, and Frederic Ewing, II, each of whome is an officer or a Director of the Company (or both) control in the aggregate sufficient votes to assure approval of the Proposed Amendment and have stated that they intend to vote in favor of the Proposed Amendment authorizing the reverse stock split.



     The record of Stockholders entitled to vote at said meeting was taken at the close of business March 8, 1999.


     Enclosed with this Notice is a Proxy Statement describing the proposed amendment to the Articles of Incorporation, the Company's most recently filed SEC Form 10-K and a Proxy.


     Stockholders are requested to specify their choice, sign, date and return the enclosed Proxy in the enclosed envelope, postage for which has been provided. A prompt response will be appreciated.

                                                   BY THE ORDER OF THE BOARD OF
                                                   DIRECTORS

                                                   Eleanor M. Kupris, Secretary

Columbia, Maryland


March 15, 1999

                                      PROXY
                           BOWLES FLUIDICS CORPORATION


               PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS



                         SPECIAL MEETING, APRIL 14, 1999



     The undersigned hereby appoints Eleanor M. Kupris and Howard L. Rose, jointly and severally, Proxies, with full power of substitution, to vote as designated below all shares of Common and/or Preferred Stock which the undersigned is entitled to vote in connection with the amendment to the Company's Articles of Incorporation proposed by the Board of Directors and on all other matters which may come before the Special Meeting of Stockholders of Bowles Fluidics Corporation to be held on April 14, 1999, or any adjournment thereof. The meeting will begin at 10:00 a.m., local time, at the Company's offices, 6625 Dobbin Road, Columbia, Maryland 21045.

      1. Proposed amendment to Company's Articles of Incorporation authorizing a 1,000 for 1 reverse stock split of the Company's common stock, par value $0.10 per share.


            [  ] FOR                [  ] AGAINST               [  ] ABSTAIN

      2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED, BUT IF NOT OTHERWISE MARKED, THEY WILL BE VOTED "FOR" THE ABOVE ITEMS.

Please sign exactly as your name or names appear below. When signing as executor, administrator, attorney, trustee or guardian, please give your full title as such. Corporations are requested to affix seals.






_____________________________________(SEAL)
             Signature of Stockholder
_____________________________________
_____________________________________



Dated ___________________________, 1999




       (Please sign, date and return this Proxy in the enclosed envelope.)